Form 10-K405, Exhibit 13
GREEN A P INDUSTRIES INC
filed 1995-03-31
CIK 826619

Exhibit 13 to
                                                               Form 10-K


                         MANAGEMENT'S DISCUSSION AND ANALYSIS
                   OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

          Results of Operations

          Net sales of $195.9 million in 1994 were 20.2% higher than the $163.0 million in 1993, following a 3.2% decline from $168.3 million in 1992. The impact from the acquisition of the refractories business of General Refractories Company and its affiliated companies ("General") from August 1, 1994 through December 31, 1994 was to increase sales by $29.7 million. Excluding this impact, refractory sales in the U.S. and Canada increased by $3.2 million and $1.9 million, respectively, while sales in the United Kingdom declined $1.0 million.

          The 1993 sales decrease was largely due to the sale of the Canadian refractory installation operation during the fourth quarter of 1992 and continuing depressed market conditions in the United Kingdom (U.K.). The lower sales at foreign subsidiaries were partially offset by a 12.4% increase in U.S. export sales, a 6.4% increase in sales of industrial lime products and product sales to previous competitors in the Canadian refractory installation business.

          Gross profit increased 7.5% from $32.1 million in 1993 to $34.5 million in 1994, including $3.8 million due to the addition of General products from August through December, 1994. This followed a 32.5% increase in 1993 from $24.2 million in 1992. Earnings before cumulative effect of an accounting change of $6.7 million, or $1.65 per share, in 1994 compared to $6.5 million, or $1.62 per share, in 1993 and a loss before cumulative effect of accounting changes of $3.2 million, or $.79 per share, in 1992.

          Results of operations in 1994 included the cumulative effect of adopting Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which reduced net earnings by $255,000, or $.06 per share. Results of operations in 1992 were significantly impacted by the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and No. 109, "Accounting for Income Taxes." The combined cumulative effect of the Company's adoption of these statements was to increase the 1992 net loss by $4.1 million, or $1.03 per share. In addition to the cumulative effect of the adoptions, the impact of these accounting changes on 1992 results of operations was to increase the net loss by $128,000, or $.03 per share.

          U.S. operations for 1992 also included the recognition of $2.4 million of costs related to settlement of litigation arising from the 1986 sale by the Company of a former subsidiary. In addition, a $4.0 million provision for estimated future asbestos liability claims and settlement costs was recognized during 1992 based upon review of the Company's insurance policies, historical settlement amounts, the number of pending cases and the projected number of claims associated with a class action settlement.

          Refractory Operations

          Net sales from refractory operations increased 25.1% from $128.6 million in 1993 to $160.9 million in 1994, following a decline of 5.5% from $136.1 million in 1992. U.S. refractory sales increased 25.7% from $112.8 million in 1993 to $141.7 million in 1994, of which $25.7 million was due to the General acquisition. Excluding this acquisition impact, volumes of U.S. refractory products increased an average of 6.9% in 1994. Prices increased slightly over 1993 levels, with a 2.5% increase in specialties prices partially offset by small declines in prices of brick and ceramic fibers. U.S. earnings before income taxes and cumulative effect of accounting changes declined 4.5% from $8.6 million in 1993 to $8.2 million in 1994, due primarily to higher raw material, equipment maintenance and group insurance costs, higher pension costs due to plan benefit changes, higher brick breakage costs and a lower favorable LIFO inventory cost adjustment in 1994 compared to 1993. Also contributing to the decrease were additional salaries and other personnel costs resulting from the General acquisition.

          U.S. refractory sales in 1993 were up slightly from the $112.3 million in 1992. Ceramic fiber volumes increased 8.5% in 1993, with reductions in all other product lines resulting in a 1.6% overall volume decline. Prices increased an average of 3.9% across all product lines during 1993. U.S. pretax earnings of $8.6 million in 1993 compared to a loss before income taxes and cumulative effect of accounting changes of $5.3 million in 1992.

          Sales at the Canadian subsidiary increased 48.8% from $12.0 million in 1993 to $17.9 million in 1994. The impact from the General acquisition was to increase 1994 Canadian sales by $4.0 million. Excluding this impact, volumes increased across all
          Canadian product lines an average of 14.6% during 1994, reflecting increased sales to previous competitors in the discontinued Canadian refractory installation business. Price increases in specialties, ceramic fibers and pre-cast shapes were partially offset by declines in brick and crucibles pricing, resulting in an overall 1994 price increase of 7.8%. Pretax earnings at the Canadian subsidiary increased 88.8% from $394,000 in 1993 to $744,000 in 1994, including pretax earnings of

          $200,000 from the acquired Canadian operations. This increase reflected both the increased sales level and cost savings resulting from the restructuring which took place during the first quarter of 1994. Results for 1994 also included a pretax cost of approximately $315,000 during the first quarter for the Canadian personnel reductions made during that quarter. Absent that adjustment, the Canadian subsidiary generated a pretax margin of 5.9% compared to 3.3% during 1993.

          Canadian sales declined 37.2% in 1993 from $19.1 million in 1992, due primarily to the sale of the Canadian refractory installation operation in the fourth quarter of 1992. This decrease was partially offset by product sales to previous competitors in the Canadian refractory installation business, with volume increases, excluding installation sales, in all product lines except crucibles averaging 15.3%, and price increases averaging 3.2% in all but the pre-cast shapes and castables product lines. Despite the lower sales, the Canadian pretax earnings of $394,000 in 1993 compared favorably to pretax losses of $298,000 in 1992. This improvement reflected a reduction in fixed costs resulting from the reorganization of the Canadian operations in the fourth quarter of 1992 and a loss incurred on a large construction project in 1992.

          Sales in the U.K. declined 11.8% from $8.3 million in 1993 to $7.3 million in 1994, following a decline of 11.7% from $9.4 million in 1992, due to continuing weakness in the U.K. economy. Pretax earnings in the U.K. declined 16.0% from $400,000 in 1993 to $336,000 in 1994. Despite the 1993 U.K. sales decline, 1993 pretax earnings at that subsidiary increased from $376,000 in 1992.

          Refractory products cost of sales as a percentage of sales increased from 80.6% in 1993 to 82.6% in 1994, following a decline from 86.6% in 1992. The 1994 increase was due primarily to higher raw material costs, equipment maintenance expense and group insurance cost. Also contributing to the increase were higher U.S. pension costs due to plan benefit changes, a lower favorable LIFO inventory cost adjustment in 1994 compared to 1993 and higher brick breakage costs in the U.S. during 1994 compared to 1993. Cost of sales as a percentage of sales at the acquired General plants also contributed to the increase, due primarily to the maintenance costs necessary to bring these facilities up to an appropriate state of repair, higher pension costs and a higher percentage of lower margin sales to the steel industry. Partially offsetting these increases were reduced utilities, freight, casualty insurance and workers compensation insurance costs.

          The 1993 decrease in cost of sales as a percentage of sales was due to improved production efficiencies and lower raw material, inbound freight, brick breakage, workers' compensation and distribution costs, partially offset by increased processing fuel costs. Refractory operating profits increased 12.1% from $10.2 million in 1993 to $11.5 million in 1994, following a 237.6% increase over 1992 operating profits of $3.0 million.

          Industrial Lime Operations

          Net sales of $35.1 million in 1994 reflect a 1.6% improvement over 1993 sales of $34.6 million, which were up 6.4% over 1992 sales of $32.5 million. Volume increased 6.3% at the New Braunfels, Texas plant in 1994, with increased sales to the steel, aluminum and building lime markets partially offset by a decline in sales of road stabilization lime. Volume declined 1.9% at the Kimballton, Virginia plant, with decreased sales of hydrate partially offset by increases in sales of quicklime and cal-dol. A production curtailment of several days during the first quarter as a result of severe weather conditions also contributed to the volume decline at the Kimballton facility. In 1993, increases in volume at both plants from the steel, paper and road stabilization markets, partially offset by a reduction in building lime volumes at the New Braunfels plant, resulted in an overall volume increase of 4.9%.

          Prices improved an average of 1.5% at the Kimballton plant during 1994, with increases in quicklime and cal-dol prices partially offset by price reductions in hydrate. Prices remained steady at the Kimballton plant during 1993 compared to 1992. New Braunfels prices increased slightly during 1994, with increased building and road stabilization lime prices partially offset by reduced prices to the steel and aluminum markets. This followed price increases averaging 3.3% during 1993.

          Gross profit at the Company's industrial lime operations declined 9.9% during 1994 following a 19.9% increase in 1993, while operating profit declined 8.6% in 1994 following a 25.6% increase in 1993. Contributing to the 1994 declines were increased depreciation expense due to increased capital expenditures at both plants, higher purchased raw material costs at the New Braunfels plant and increased group insurance costs at both plants. Partially offsetting these increases were reduced workers' compensation and palletizing costs at the New Braunfels plant and lower processing fuel costs at the Kimballton plant. The 1993 increases in both gross profit and operating profit were primarily due to the sales increase.

          Selling and Administrative Expenses

          Selling and administrative expenses increased 6.6% from $24.1 million in 1993 to $25.7 million in 1994, following a decline of 1.3% from $24.4 million in 1992. The 1994 increase was due to increases in salaries and related costs, primarily resulting from the addition of General sales and research personnel, and increased legal fees primarily related to foreign trademark renewals, partially offset by reduced management incentives. The 1993 decrease was due primarily to savings generated by 1992 personnel reductions and a decreased 1993 provision for losses on accounts receivable, partially offset by increased management and sales incentives. A partial recovery during 1993 of a trade receivable previously written off also reduced expenses in comparison to both 1994 and 1992.

          Interest Expense and Income

          Interest expense increased 84.0% from $1.1 million in 1993 to $1.9 million in 1994 due to the additional debt associated with the General acquisition. This followed a decline of 15.6% from $1.3 million in 1992. There were no bank borrowings during 1994 or 1993, compared to daily average bank line borrowings of approximately $4.7 million during 1992. Interest income declined 4.8% from $1.4 million in 1993 and 1992 to $1.3 million in 1994 due to interest received during 1993 in connection with partial recovery of a trade receivable previously written off. Interest income on time deposits increased in 1994 due to increased funds available for investing and higher interest rates. In 1993, higher average levels of investment compared to 1992 offset the effect of lower interest rates.

          Other Income (Net)

          Other income increased 2.0% to $1.2 million in 1994, with gains on the sale of land and a Los Angeles warehouse partially offset by reduced royalty income and higher currency conversion losses on U.S. dollar denominated transactions at the Canadian subsidiary. Other income declined 14.3% in 1993 from $1.3 million in 1992 due primarily to reduced royalty income, partially offset by reduced provisions for losses on long-term notes receivable. The Company and its Canadian and U.K. subsidiaries typically transact business in their own currencies and accordingly are not subject to significant currency conversion gains and losses.

          During the third quarter of 1994, a license agreement with a significant Mexican licensee was cancelled by mutual agreement due to the acquisition of the licensee by a competitor of A. P. Green. This will result in a reduction of royalty income to the Company of approximately $400,000 on an annual basis, with a $100,000 reduction in 1994.

          Equity in Net Income of Affiliates

          For the period August 1 through December 31, 1994, the Company's share of income from two new Colombian affiliates acquired from General was $282,000.

          Financial Condition

          The following balance sheet increases resulted from the General acquisition on August 1, 1994 (in millions):

                    Receivables                       $12.3
                    Inventories                        22.7
                    Deferred income tax benefit         1.1
                    Other current assets                0.4
                                                      -----
                       Total current assets            36.5

                    Property, plant and equipment      18.7
                    Long-term pension assets            0.5
                    Other long-term assets              5.4
                                                      -----
                       Total assets                   $61.1
                                                      =====

                    Accounts payable                  $ 8.9
                    Accrued payrolls                    1.5
                    Accrued taxes other than on income  0.6
                    Accrued insurance                   4.7
                    Accrued other                       7.6
                                                      -----
                       Total current liabilities       23.3

                    Deferred income taxes               1.1
                    Long-term non-pension benefits      0.1
                    Long-term pensions                 11.6
                    Notes payable                      25.0
                                                      -----
                       Total liabilities              $61.1
                                                      =====
                    Working capital                   $13.2

          Accrued other primarily represents estimated environmental and remediation costs and estimated costs to close certain plants and terminate the affected employees. See Note 2 of notes to consolidated financial statements for a discussion of the estimated environmental costs. At December 31, 1994, the majority of the affected employees (less than 300 in total) had been terminated and the closed plants are held for sale at net realizable value.

          Working capital increased 44.5%, or $24.1 million, from $54.2 million at December 31, 1993 to $78.3 million at December 31, 1994, including the $13.2 million obtained through the General acquisition, while the ratio of current assets to current liabilities remained level at 1.9 to 1. Excluding the acquisition impact, the increase in working capital was primarily due to increases in reimbursement due on paid asbestos claims of $5.6 million, inventories of $5.0 million, accounts receivable of $4.5 million and closed plants' fixed assets held for sale (included in other current assets) of $2.6 million, partially offset by a reduction in cash and cash equivalents of $6.7 million. The increase in reimbursement due on paid asbestos claims was due to an increase in the number of cases settled rather than the ageing of receivables. The increase in accounts receivable was due to increased sales, while the increase in inventories was due to higher sales levels anticipated in 1995. Also contributing to the inventory change were temporary increases in inventories of certain products manufactured by the General plants being shut down to ensure the ability to service customer demand during the period in which production of these products is transferred to the remaining plants.

          The $33.3 million decrease in non-current projected insurance recovery on paid asbestos claims and the related $33.4 million decrease in non-current projected asbestos claims were due primarily to asbestos claim payments recovered from insurance carriers during 1994.

          Long-term debt, including current portion, at December 31, 1994 consisted of industrial development revenue bonds totaling $12.0 million, which bear interest rates ranging from 70% of prime to 8.6% and mature at various times from 1997 through 2014, unsecured notes bearing an interest rate of 8.55% with annual principal repayments commencing in 1996 and continuing through 2001 and a capitalized lease of $189,000 with an interest rate of 11.1%. Long-term debt increased $24.9 million from the December 31, 1993 level of $12.3 million due to the additional debt associated with the General acquisition.

          During 1994, the Company's $15 million U.S. long-term line of credit was extended to March 1, 1996 and certain restrictive covenants were amended and added to coincide with those reflected in the new agreement under which the new unsecured notes payable were issued in connection with the financing of the General acquisition. Approximately $2.1 million of this line-of-credit was being utilized at December 31, 1994 for outstanding letters of credit.

          Capital expenditures for 1994 totaled $6.5 million compared to $6.2 million for 1993. Capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $3.2 million and $5.1 million at December 31, 1994 and 1993, respectively. Approximately $1.4 million of the 1994 commitment and $3.8 million of the 1993 commitment was for expansion of production capacity, increased safety and improved environmental controls at the Lime plants. A. P. Green believes that it has sufficient liquidity and borrowing capacity to meet both its normal working capital requirements and its planned capital expenditures for 1995.

          The Company has investments in subsidiaries in Canada and the U.K. Adjustments resulting from the currency translation of these subsidiaries' financial statements are reflected as a component of stockholders' equity and were $2.4 million and $2.3 million, respectively, at December 31, 1994 and 1993.

          On November 10, 1993, A. P. Green's Board of Directors approved a three-for-two stock split, effected in the form of a stock dividend payable December 10, 1993 to stockholders of record on November 26, 1993. The stock split resulted in the issuance of 1,485,891 additional shares from authorized but unissued shares. A transfer of $1,485,891 was made from additional paid-in capital to common stock at the stated par value. All share and per share data have been restated to reflect this stock split.

          The Board of Directors reinstated the payment of dividends in the fourth quarter of 1993 with the declaration and payment of a dividend of $.06 per common share. The Board of Directors continued to declare quarterly dividends of $.06 per share throughout 1994. The continuation of such quarterly dividends will be evaluated by the Board of Directors from time to time in light of A. P. Green's financial position and results of operations.

          In 1992 and 1993, the Company reported its projected asbestos claims and projected insurance reimbursements relating to such claims net within accrued liabilities. With the issuance of FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," the Company determined that the amounts should be reported gross rather than net and, as such, restated certain amounts in the December 31, 1993 consolidated statement of financial position and consolidated statements of cash flows for the years ended December 31, 1992 and 1993 to be consistent with the 1994 presentation.

          Subsequent Events

          On January 31, 1995, the Company formed a joint venture with INTOCAST AG to sell and install cast monolithic ladle linings to the steel industry in the United States, Canada and Mexico. INTOCAST AG, based in Germany, is a world leader in the development of cast ladle linings. Their linings result in lower installation costs, significantly reduced disposal of used refractory material and increased ladle availability compared to traditional brick linings. The Company's investment in this joint venture will not be material.

          On February 16, 1995, the Board of Directors gave approval to the establishment of a refractory manufacturing plant near Jakarta, Indonesia. The plant will have the capacity to manufacture 25,000 metric tons of specialty refractory products per year. The plant is expected to cost approximately $4.5 million and could be in production by late 1995 or early 1996.

          The Board of Directors also increased the quarterly dividend from $.06 per common share to $.07 per common share, a 17% increase, in the first quarter of 1995.

          CONSOLIDATED STATEMENTS OF EARNINGS
          -----------------------------------
          (Dollars in thousands, except per share data)
          -------------------------------------------------------------------
          Years ended December 31,                 1994       1993       1992
          -------------------------------------------------------------------
          Net sales                           $ 195,918  $ 162,962  $ 168,309
          Cost of sales                         161,420    130,879    144,092
          -------------------------------------------------------------------
                   Gross profit                  34,498     32,083     24,217

          Expense and other income
               Selling and administrative
                 expense                         25,707     24,125     24,435
               Interest expense                   1,947      1,058      1,255
               Interest income                   (1,296)    (1,361)    (1,393)
               Other income, net                 (1,155)    (1,131)    (1,319)
               Provision for litigation and
                 claim settlement                    -          -       6,427
          -------------------------------------------------------------------
                  Earnings (loss) before
                    income taxes and cumulative
                    effect of accounting changes  9,295      9,392     (5,188)

          Income tax expense (benefit)            2,904      2,895     (2,021)
          Equity in net income of affiliates        282         -          -
          -------------------------------------------------------------------
                   Earnings (loss) before
                    cumulative effect of
                    accounting changes            6,673      6,497     (3,167)

          Cumulative effect of accounting
            changes
               Income taxes                          -          -       3,848
               Postretirement benefits other
                than pensions, net of tax            -          -      (7,982)
               Postemployment benefits,
                net of tax                         (255)        -          -
          -------------------------------------------------------------------
                   Net earnings (loss)        $   6,418  $   6,497  $  (7,301)

          ===================================================================

          Earnings (loss) per common share
               before cumulative effect of
               accounting changes             $    1.65  $    1.62  $    (.79)

          Cumulative effect of accounting
            changes
               Income taxes                          -          -         .96
               Postretirement benefits other
                  than pensions, net of tax          -          -       (1.99)
               Postemployment benefits,
                  net of tax                       (.06)        -          -
          -------------------------------------------------------------------
          Net earnings (loss) per
            common share                      $    1.59  $    1.62  $   (1.82)

          Weighted average number of
            common shares                     4,024,812  4,010,782  4,010,782
          ===================================================================
          See accompanying notes to consolidated financial statements.

          CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
          (Dollars in thousands, except per share data)
          ------------------------------------------------------------------
          December 31,                                     1994         1993
          ------------------------------------------------------------------
          ASSETS

            Current assets
              Cash and cash equivalents               $   9,637    $  16,331
              Trade receivables (net of allowances -
                1994, $1,992;1993, $1,198)               43,728       26,873
              Reimbursement due on paid asbestos claims  11,475        5,929
              Inventories                                53,452       25,735
              Projected insurance recovery on
                asbestos claims                          35,540       35,779
              Deferred income tax benefit                 5,355        4,493
              Other                                       4,965        1,811
          ------------------------------------------------------------------
                Total current assets                    164,152      116,951

            Property, plant and equipment, net           95,412       81,474
            Non-current projected insurance recovery
              on asbestos claims                         97,344      130,646
            Long-term pensions                            9,166        8,372
            Other assets                                  7,048        1,871
          ------------------------------------------------------------------
          Total assets                                $ 373,122    $ 339,314
          ==================================================================

          LIABILITIES AND STOCKHOLDERS' EQUITY

            Current liabilities
              Accounts payable                        $  22,874    $  12,691
              Accrued expenses
                 Payrolls                                 6,044        4,342
                 Taxes other than on income               1,961        1,161
                 Insurance reserves                       6,995        2,951
                 Current portion of projected
                   asbestos claims                       35,793       36,754
                 Other                                   10,650        4,130
              Current maturities of long-term debt          139          123
              Income taxes                                1,384          601
          ------------------------------------------------------------------
                 Total current liabilities               85,840       62,753

            Deferred income taxes                        15,677       15,538
            Long-term non-pension benefits               15,270       14,123
            Long-term pensions                           12,472          587
            Long-term debt                               37,023       12,160
            Non-current projected asbestos claims        99,802      133,223
          ------------------------------------------------------------------
                 Total liabilities                      266,084      238,384
          ------------------------------------------------------------------

            Stockholders' equity
              Preferred  stock -  $1 par  value;
                 authorized:  2,000,000 shares;
                 issued and outstanding: none               -            -
              Common  stock  -  $1  par value;
                 authorized:  10,000,000 shares;
                 issued: 4,475,629 in 1994 and
                 4,459,129 in 1993                        4,476        4,459
              Additional paid-in capital                 72,739       72,492

              Retained earnings                          49,279       43,800
              Less: Deferred currency translation        (2,428)      (2,301)
                    Treasury stock of 448,347, at cost   (9,003)      (9,003)
                    Note receivable-ESOT                 (8,021)      (8,491)
                    Deferred compensation-
                      restricted stock                       (4)         (26)
          ------------------------------------------------------------------
                 Total stockholders' equity             107,038      100,930
          ------------------------------------------------------------------
          Total liabilities and stockholders' equity  $ 373,122    $ 339,314
          ==================================================================
          See accompanying notes to consolidated financial statements.

   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
   (Dollars in thousands, except per share data)
   ---------------------------------------------------------------------------------------------------------------------
                                                                                                               Deferred
                                           Additional                 Deferred   Treasury          Note   Compensation-
                                  Common      Paid-in   Retained      Currency      Stock   Receivable-      Restricted
                                   Stock      Capital   Earnings   Translation    At Cost          ESOT           Stock
   ---------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1991   $2,973      $74,048    $44,837       $  (502)   $(9,003)      $(9,314)          $(274)
   ---------------------------------------------------------------------------------------------------------------------
   Net loss before
     cumulative effect of
     accounting changes                                   (3,167)
   Cumulative effect of
     accounting changes
     Income taxes                                          3,848
     Postretirement benefits
      other than pensions,
      net of tax                                          (7,982)
   Currency translation
     adjustment                                                         (1,298)
   Deferred compensation
     earned                                                                                                         192
   Payment on ESOT note                                                                             393
   ---------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1992    2,973       74,048     37,536        (1,800)    (9,003)       (8,921)            (82)
   ---------------------------------------------------------------------------------------------------------------------
   Net earnings                                            6,497
   Dividends ($.06 per share)                               (240)
   Three-for-two stock split       1,486       (1,497)
   Currency translation
     adjustment                                                           (501)
   Deferred compensation earned                                                                                      56
   Payment on ESOT note                                                                             430
   Excess income tax expense
     related to issuance of
     restricted stock                             (59)
   Tax benefit on dividends
     paid to ESOT                                              7
   ---------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1993    4,459       72,492     43,800        (2,301)    (9,003)       (8,491)            (26)
   ---------------------------------------------------------------------------------------------------------------------
   Net earnings before
     cumulative effect of an
     accounting change                                     6,673
   Cumulative effect of an
     accounting change
       Postemployment benefits,
       net of tax                                           (255)
   Common stock issued under
     employee stock options           15          223
   Common stock issued to
     nonemployee directors             2           26
   Dividends ($.24 per share)                               (967)
   Currency translation
     adjustment                                                           (127)
   Deferred compensation earned                                                                                      22
   Payment on ESOT note                                                                             470
   Excess income tax expense
     related to issuance of
     restricted stock                              (2)
   Tax benefit on dividends
     paid to ESOT                                             28
   ---------------------------------------------------------------------------------------------------------------------
   Balance at December 31, 1994   $4,476      $72,739    $49,279       $(2,428)   $(9,003)      $(8,021)          $  (4)
   ---------------------------------------------------------------------------------------------------------------------

   See accompanying notes to consolidated financial statements.
                                                                           19

 CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
--------------------------------------------------------------------------------
Years ended December 31,                       1994          1993          1992
--------------------------------------------------------------------------------
Cash flows from operating activities
  Net earnings (loss)                      $  6,418      $  6,497      $ (7,301)
  Adjustments for items not requiring
    (providing) cash
       Cumulative effect of accounting
         changes
           Income taxes                          -             -         (3,848)
           Postretirement benefits other
             than pensions, net of tax           -             -          7,982
           Postemployment benefits,
             net of tax                         255            -             -
       Depreciation, depletion and
         amortization                         8,725         7,671         7,546
       Increase in net projected asbestos
         liability                               -             -          4,000
       Deferred compensation earned              22            56           192
       Stock compensation to directors           28            -             -
       Provision for losses on accounts
         receivable                             373           143           445
       Loss (gain) on sale of assets           (403)          168          (172)
       Equity in net income of affiliates      (282)           -             -
  Decrease (increase) in assets, net of
    effects from purchase of General
    Refractories operations
       Trade receivables                     (4,924)         (968)          (52)
       Asbestos claim and fee
         reimbursements received             33,557        30,778        15,067
       Inventories                           (4,968)        1,232         7,310
       Receivable and prepaid taxes             509            -             -
       Other current assets                    (995)          (73)          239
  Increase (decrease) in liabilities, net
    of effects from purchase of General
    Refractories operations
       Accounts payable and accrued
         expenses                              (225)        2,309         1,252
       Asbestos claims paid                 (39,944)      (32,851)      (16,719)
       Pensions                                 206           461          (331)
       Income taxes                             782           275          (762)
       Deferred income taxes                   (575)          271        (1,049)
       Long-term non-pension benefits           653           565           961
--------------------------------------------------------------------------------
  Net cash from (used in) operating
    activities                                 (788)       16,534        14,760
--------------------------------------------------------------------------------
Cash flows from investing activities
  Capital expenditures                       (6,482)       (6,149)       (3,622)
  Decrease (increase) in other long-term
    assets                                      355          (126)        1,023
  Increase in pension assets                   (311)       (1,004)         (870)
  Proceeds from sales of assets                 511           454           371
  Payment received on ESOT note                 470           430           393
  Purchase of General Refractories
    operations                              (24,497)           -             -
--------------------------------------------------------------------------------
  Net cash used in investing activities     (29,954)       (6,395)       (2,705)
--------------------------------------------------------------------------------
Cash flows from financing activities
  Repayments of debt                           (122)         (122)      (33,190)
  Proceeds from borrowings                   25,000            -         23,279
  Dividends paid                               (967)         (240)           -
  Purchase of fractional shares in
    connection with stock split                  -            (11)           -
  Exercised stock options                       238            -             -
  Tax benefit on dividends paid to ESOP          28             7            -
  Tax effect on restricted stock plan            (2)          (59)           -
--------------------------------------------------------------------------------
  Net cash from (used in) financing
    activities                               24,175          (425)       (9,911)
--------------------------------------------------------------------------------
Effect of exchange rate changes                (127)         (501)       (1,298)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and
    cash equivalents                         (6,694)        9,213           846
Cash and cash equivalents at beginning
    of year                                  16,331         7,118         6,272
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year   $  9,637      $ 16,331      $  7,118
================================================================================
See accompanying notes to consolidated financial statements.

          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

          December 31, 1994, 1993 and 1992

          Note 1: Summary of Significant Accounting Policies

          Investments In Other Companies And Ventures

          Equity investments of 20% to 50% are accounted for using the equity method. This method increases or decreases the investment through recognition of the Company's share of undistributed earnings or losses of the investee company. Equity investments of more than 50% in entities are consolidated for financial reporting purposes. All intercompany balances and transactions have been eliminated. Related party transactions are not material.

          Cash and Cash Equivalents

          A. P. Green considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Due to their short maturity, these instruments are carried at cost which approximates fair value.

          Reimbursement Due on Paid Asbestos Claims

          A. P. Green typically makes expense and indemnity payments on asbestos product claims directly to the Center for Claims Resolution. Reimbursement due on paid asbestos claims represents the recoverable portion of such payments previously made by the Company.

          Inventories

          Predominantly all of A. P. Green's domestic inventories are stated at the lower of cost or market, with cost being determined using the last-in, first-out (LIFO) method. The remaining inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) or average production cost methods. Inventories include material, labor and applicable factory overhead costs.

          Property, Plant and Equipment, Net

          Property, plant and equipment, including significant renewals and improvements, are capitalized at cost. Provisions for depreciation are determined principally on a straight-line basis over the expected average useful lives of composite asset groups, which range from 3 to 50 years. Depletion is computed on a basis calculated to allocate the cost of clay, limestone and other applicable resources over the estimated quantities of recoverable material.

          Income Taxes

          Effective January 1, 1992, A. P. Green adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," (Statement 109) and reported the cumulative effect of that accounting change in the 1992 consolidated statement of earnings. Statement 109 requires that deferred tax assets and liabilities be recognized for the future tax consequences attributable  to  differences  between  the  financial  statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of earnings during the period that includes the date of the change.

          Foreign Currency Translation

          The functional currency of the Company's Canadian and United Kingdom subsidiaries is their local currency. Adjustments resulting from the currency translation of the subsidiaries' financial statements are reflected as a component of stockholders' equity.

          Earnings Per Share

          Earnings per common share are computed based on the weighted average number of shares of common stock outstanding and have been restated to reflect the three-for-two stock split effective December 10, 1993.

          Reclassification of Prior Year Amounts

          Certain prior year amounts have been reclassified to conform to the 1994 presentation. In 1992 and 1993, the Company reported its projected asbestos claims and projected insurance reimbursements relating to such claims net within accrued liabilities. With the issuance of FASB Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts," the Company determined that the amounts should be reported gross rather than net. As such, the consolidated statement of financial position as of December 31, 1994 and the consolidated statement of cash flows for the year ended December 31, 1994 reflect both the gross projected liability for asbestos claims and gross projected insurance recoveries related to those claims on a current and non-current basis. The consolidated statement of financial position as of December 31, 1993, the consolidated statements of cash flows for the years ended December 31, 1993 and 1992 and certain data for the years ended December 31, 1990 through 1993 in the comparative five-year summary have been restated to be consistent with the 1994 presentation. There was no impact on operating results of any period as a result of this "grossed-up" presentation.

          Note 2: Acquisitions

          Effective August 1, 1994, the Company acquired substantially all of the assets and assumed most of the liabilities of the refractory operations of General Refractories Company and its affiliated companies (collectively referred to as "General"). These operations include ten plants in the United States, a plant near Toronto, Canada and 49% equity interests in two Colombian refractory companies.

          Balance sheet increases  resulting from this acquisition  were as follows:
          -----------------------------------------------------------------
          (In thousands)                                     August 1, 1994
          -----------------------------------------------------------------
          Receivables                                               $12,300
          Inventories                                                22,700
          Deferred income tax benefit                                 1,100
          Other current assets                                          400
          -----------------------------------------------------------------
             Total current assets                                    36,500

          Property, plant and equipment                              18,700
          Long-term pension assets                                      500
          Other long-term assets                                      5,400
          -----------------------------------------------------------------
             Total assets                                           $61,100
          =================================================================
          Accounts payable                                          $ 8,900
          Accrued payrolls                                            1,500
          Accrued taxes other than on income                            600
          Accrued insurance                                           4,700
          Accrued other                                               7,600
          -----------------------------------------------------------------
             Total current liabilities                               23,300

          Deferred income taxes                                       1,100
          Long-term non-pension benefits                                100
          Long-term pensions                                         11,600
          Notes payable                                              25,000
          -----------------------------------------------------------------
             Total liabilities                                      $61,100
          =================================================================
          Working capital                                           $13,200
          =================================================================

          In addition to the assumption of designated liabilities, the Company paid at closing a cash amount of $23,450,000. The acquisition was funded by the issuance of $25,000,000 in principal amount of unsecured notes to a group of institutional lenders. The acquisition was accounted for using the purchase method, with the operating results of General included in consolidated operating results since the date of acquisition.

          No financial statements of General for periods prior to the acquisition or pro forma financial information reflecting the acquisition of General as of the beginning of the year have been provided because the U.S. refractory operations of General were not combined for financial reporting purposes for the three most recently completed fiscal years and were not capable of being audited for the most recently completed fiscal year. The Company concluded, after analyzing the financial books and records of the refractory operations of General, that there could be no assurance that such financial statements or pro forma financial information would accurately reflect the financial condition, results of operations, cash flows or changes in stockholders' equity for General's refractory operations.

          In connection with the General acquisition, the Company obtained a Phase I and II Environmental Site Assessment (ESA) in order to determine the potential environmental impact of specific recognized environmental conditions at each of the acquired properties and estimate the costs for remediation. Based upon the results of the ESA and a report and opinion provided thereon, the Company established a $3.4 million liability for remediation costs (in accrued other) as part of the General acquisition. The majority of this liability relates to leakage and spills from underground and aboveground storage tanks and drums, and action is being taken to remediate all identified conditions, which is expected to be completed within five years. Appropriate state agencies have been notified of contamination where required, and there have been no resulting actions taken or proposed by such agencies against the Company. There was no asbestos-related liability, either for bodily injury or property damage, assumed in connection with the General acquisition.

          Note 3: Changes in Method of Accounting

          Postemployment Benefits

          Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." The standard requires application of the accrual method of accounting to all benefits provided to former or inactive employees, their beneficiaries and covered dependents, subsequent to their employment by the Company and prior to retirement, rather than recognizing these expenses as they are paid. The Company recognized the projected benefit obligation relating to short-term and long-term disability benefits as a cumulative effect of an accounting change, reducing net income by $255,000, or $.06 per share. The annual incremental expense is not expected to be material.

          Effective January 1, 1992, the Company adopted the following two Statements of Financial Accounting Standards:

          Income Taxes

          Statement 109 requires, among other things, use of the asset and liability method of accounting for income taxes rather than the deferred method previously used. The cumulative effect of this accounting change on years prior to 1992 was a reduction in the Company's deferred tax liability as of January 1, 1992. The reduction resulted in a decrease in the net loss for 1992 of $3.8 million, or $.96 per share. In addition to the cumulative effect recorded in the first quarter, the impact of the accounting change on the year ended December 31, 1992 was to increase the income tax benefit by approximately $100,000, or $0.03 per share.

          Postretirement Benefits Other Than Pensions

          Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires the application of accrual accounting to postretirement benefits rather than recognizing expense as claims are paid. The projected benefit obligation relating to prior service cost was recognized as a cumulative effect of an accounting change as of January 1, 1992, thus increasing the net loss for 1992 by $8.0 million, or $1.99 per share. In addition to the cumulative effect recorded in the first quarter, the impact of the accounting change on the year ended December 31, 1992 was to increase the pretax loss by approximately $370,000, or $0.06 per share after tax.

          Note 4: Inventories

          Inventory classifications as  of December 31, 1994 and  1993 were as
          follows:
          -----------------------------------------------------------------
          (In thousands)                                    1994      1993
          -----------------------------------------------------------------
          Finished goods and work in process
            Valued at LIFO
              FIFO cost                                 $ 36,233  $ 25,150
              Less LIFO  reserve                         (14,919)  (14,003)
          -----------------------------------------------------------------
                LIFO cost                                 21,314    11,147
            Valued at FIFO                                 9,033     3,935
          -----------------------------------------------------------------
                                                          30,347    15,082
          -----------------------------------------------------------------
          Raw materials and supplies
            Valued at LIFO
              FIFO cost                                   20,007    11,017
              Less LIFO  reserve                          (5,875)   (5,431)
          -----------------------------------------------------------------
                LIFO cost                                 14,132     5,586
            Valued at FIFO                                 8,973     5,067
          -----------------------------------------------------------------
                                                          23,105    10,653
          -----------------------------------------------------------------
                                                        $ 53,452  $ 25,735
          =================================================================

          For the years ended December 31, 1994, 1993 and 1992, A. P. Green experienced liquidations of LIFO inventory quantities. The effect of these LIFO liquidations was to increase 1994 and 1993 pretax earnings by approximately $50,000 and $390,000, respectively, and decrease the 1992 pretax loss by approximately $280,000.

          Note 5: Property, Plant and Equipment, Net

          Property, plant and equipment, net, as of December 31, 1994 and 1993 was as follows:
          -----------------------------------------------------------------
          (In thousands)                                    1994      1993
          -----------------------------------------------------------------
          Land and mineral  deposits                    $  7,778  $  5,224
          Buildings and realty improvements               45,618    44,198
          Machinery and equipment                        128,911   110,752
          Construction  in progress                        2,973     4,725
          -----------------------------------------------------------------
                                                         185,280   164,899
          Less accumulated  depreciation and  depletion   89,868    83,425
          -----------------------------------------------------------------
                                                        $ 95,412  $ 81,474
          =================================================================

          Closed production facilities held for sale are included in other current assets at estimated net realizable value of $2.6 million.

          Note 6: Operating Leases

          Rental payments were approximately $1.0 million in each of the last three years. Minimum future payments under noncancellable operating leases are $800,000 in 1995 and decline progressively to $0 after 1999. In most cases, management expects expiring leases will be replaced by similar leases.

          Note 7: Short-Term Lines of Credit

          Short-term lines of credit have been established with banks in the United Kingdom for 50,000 and Canada for Cdn$250,000, each of which was unused at December 31, 1994 and 1993.

          Note 8: Long-Term Debt

          Long-term debt as of December 31, 1994 and 1993 was as follows:
          -----------------------------------------------------------------
          (In thousands)                                    1994      1993
          -----------------------------------------------------------------
          Unsecured notes payable                        $25,000   $    -
          Industrial  development revenue bonds           11,973    12,030
          U.S. line of credit                                 -         -
          Capitalized lease obligation                       189       253
          -----------------------------------------------------------------
                                                          37,162    12,283
          Less: Current  maturities                          139       123
          -----------------------------------------------------------------
                                                         $37,023   $12,160
          =================================================================

          The capitalized lease expires in 1997 and carries an interest rate of 11.1%. A significant portion of the industrial development revenue bonds require the payment of interest only until they mature in 1997 and thereafter. Interest rates range from 70% of prime to 8.6%.

          In 1994, the Company issued $25 million in principal amount of unsecured notes to a group of institutional lenders to finance the acquisition of General. The notes bear an 8.55% fixed rate of interest, with semi-annual interest payments commencing January 29, 1995. Annual principal repayments, which will be funded out of working capital, will commence July 29, 1996 and continue through July 29, 2001. A. P. Green is subject to certain restrictive covenants, including levels of tangible net worth, working capital, fixed charge coverage, permitted encumbrances, loans from and to other institutions and restricted payments. Management does not expect these restrictive covenants to have a material adverse effect on A. P. Green's operations.

          In 1994, the Company's $15 million U.S. long-term line of credit was extended to March 1, 1996, and restrictive covenants were amended or added to coincide with those reflected in the agreement associated with the unsecured notes payable. Borrowings under this line of credit may be made for working capital, acquisitions and other corporate purposes, with interest charged at prime, which was 8.5% at December 31, 1994. Approximately $2.1 million of standby letters of credit were outstanding against the line at December 31, 1994, leaving an available balance of approximately $12.9 million.

          Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of the industrial development revenue bonds and unsecured notes payable would not differ materially from carrying value at December 31, 1994. Aggregate maturities of long-term debt are approximately $2.7 million, $3.5 million, $5.1 million and $5.1 million for 1996 through 1999, respectively. The net book value of property, plant and equipment pledged as security or collateral for outstanding long-term debt was approximately $2.3 million at December 31, 1994.

          Note 9: Income Taxes

          Income tax expense (benefit) attributable to income (loss) from continuing operations for the years ended December 31, 1994, 1993 and 1992 consists of the following:
          -----------------------------------------------------------------
          (In thousands)                           1994     1993      1992
          -----------------------------------------------------------------
          Current
             Federal                            $ 2,774  $ 1,536   $   573
             State                                  423      367       193
             Foreign                                280      264      (169)
          Deferred                                 (573)     728    (2,618)
          -----------------------------------------------------------------
                                                $ 2,904  $ 2,895   $(2,021)
          =================================================================

          The following schedule provides a reconciliation between expected tax at the U.S. statutory tax rate and the effective tax rate (total provision for income taxes as a percentage of earnings
          (loss) before income taxes). The primary items contributing to the lower effective tax rate in 1994 were higher depletion at APG Lime and a lower Foreign Sales Corporation tax rate. The primary item contributing to the lower effective tax rate in 1993 results from the $1.3 million transfer of land to the City of Little Rock, Arkansas, which is tax deductible at fair value.

          -----------------------------------------------------------------
                                                  1994      1993      1992
          -----------------------------------------------------------------
          U.S. statutory rate                     34.0%     34.0%    (34.0)%
          Transfer of appreciated land             -        (4.7)      -
          Excess tax depletion                    (4.2)     (4.1)     (7.2)
          State and local income taxes, net        2.0       1.7        .3
          Foreign tax rate differential             .3        .1        .2
          Other, net                              (1.8)      3.8       1.7
          -----------------------------------------------------------------
            Effective tax rate                    30.3%     30.8%    (39.0)%
          =================================================================

          For the years ended December 31, 1994, 1993 and 1992, deferred income tax expense (benefit) of approximately $600,000, $700,000 and $(2.6) million, respectively, resulted from temporary differences in the recognition of income and expense for income tax and financial reporting purposes. The sources and tax effects of those temporary differences consist of the following:

          -----------------------------------------------------------------
          (In thousands)                         1994       1993      1992
          -----------------------------------------------------------------
          Accelerated tax depreciation       $ (1,145)    $ (951)  $  (602)
          Accrued liabilities and allowances    1,250        516      (639)
          Allowances for asset valuation       (1,346)        -         24
          Capital loss utilization
            (carryforward)                        120         45      (598)
          Net operating loss utilization
            (carryforward)                          5      1,783      (467)
          Alternative minimum tax utilization
            (carryforward)                        183       (409)     (510)
          Other, net                              360       (256)      174
          -----------------------------------------------------------------
             Total deferred tax provision    $   (573)    $  728   $(2,618)
          =================================================================

          The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994, 1993 and 1992 consist of the following:
          -----------------------------------------------------------------
          (In thousands)                         1994       1993      1992
          -----------------------------------------------------------------
          Deferred tax assets
            Accrued liabilities, differences
              in expense recognition          $12,087    $ 9,994   $ 9,540
            Alternative minimum tax
              carryforwards                     1,248      1,431     1,022
            Inventories, overhead
              capitalization differences          492        723       697
            Capital loss carryforward             432        552       598
            Restricted stock, differences in
              compensation recognition             18         66       282
            Net operating loss carryforwards       42         47     1,830
          -----------------------------------------------------------------
                                               14,319     12,813    13,969
          Less valuation allowance                 -          -         -
          -----------------------------------------------------------------
                                               14,319     12,813    13,969
          Deferred tax liabilities
            Fixed assets, principally
              depreciation method differences  17,159     17,463    18,420
            Prepaid pension costs               2,728      2,793     2,592
            State, local and other taxes        2,423      2,613     2,347
            Inventories, differences in
              LIFO methods                      1,917        989       875
            Asset valuation differences           415         -         -
          -----------------------------------------------------------------
                                               24,642     23,858    24,234
          -----------------------------------------------------------------
          Net deferred tax liability          $10,323    $11,045   $10,265
          =================================================================

          At December 31, 1994, A. P. Green has alternative minimum tax credit carryforwards of approximately $1.2 million which are available to reduce future federal ordinary income taxes over an indefinite period. Management believes it is more likely than not that all deferred tax assets will be realized and, accordingly, no valuation allowance is required. Tax years subject to review by the Internal Revenue Service are 1988 through 1994. As of December 31, 1994, the Internal Revenue Service was conducting a review of years 1988 through 1993, which should be completed during 1995.

          A. P. Green has not recognized a deferred tax liability for the undistributed earnings of its wholly owned foreign subsidiaries that arose in 1994 and prior years since the Company does not expect those unremitted earnings to become taxable in the foreseeable future. A deferred tax liability will be recognized, if necessary, when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The remittance of foreign earnings subjected to tax at a rate greater than the U.S. rate may create a tax asset for the Company to the extent foreign tax credits may be generated and are able to be utilized. As of December 31, 1994, 1993 and 1992, the undistributed earnings of these subsidiaries were approximately $3.3 million, $2.9 million and $2.8 million, respectively.

          Note 10: Research and Development

          Research and development costs are expensed as incurred and amounted to approximately $2.5 million, $2.2 million and $2.4 million during 1994, 1993 and 1992, respectively.

          Note 11: Incentive Plans

          A. P. Green maintains the 1987 Long-Term Performance Plan (the 1987 Plan), the 1989 Long-Term Performance Plan (the 1989 Plan) and the 1993 Performance Plan (the 1993 Plan). Under each of the plans, common stock has been reserved for issuance in the form of incentive stock options, nonqualified stock options, restricted stock and performance shares (in accordance with the Management Incentive Compensation Plan). Under the 1987 plan, shares are also available for issuance in the form of stock appreciation rights. Following is a summary by Plan of the common shares issued and available for issuance:
          -----------------------------------------------------------------
                                       1987      1989      1993
                                       Plan      Plan      Plan      Total
          -----------------------------------------------------------------
          Common stock reserved for
            issuance                195,000   195,000   225,000    615,000

          Shares  issued            100,500    53,621        -     154,121

          Shares committed in the
            form of stock options    86,250   111,000   206,250    403,500
          -----------------------------------------------------------------
          Remaining shares available
            for  grant                8,250    30,379    18,750     57,379
          =================================================================

          All share amounts have been restated to reflect the three-for-two stock split effective December 10, 1993.

          At December 31, 1994, restrictions had lapsed with respect to 99,000 of the shares issued as restricted stock. Restrictions with respect to the remaining 3,000 shares are scheduled to lapse in 1995. Compensation expense relating to the restricted stock grants is recognized over the applicable vesting periods and the unamortized portion of the deferred compensation related to the restricted stock is reflected as a component of stockholders' equity.

          Stock options outstanding under each of the plans and their respective exercise prices are summarized as follows:
          -----------------------------------------------------------------
                               Number of      Exercise      Price at Which
                                  Shares         Price         Exercisable
          -----------------------------------------------------------------
          1987 Plan               86,250        $18.33                 N/A

          1989 Plan              111,000         13.33                 N/A

          1993 Plan               41,250         12.33              $15.33
                                  41,250         12.33               17.00
                                  41,250         12.33               18.67
                                  41,250         12.33               20.00
                                  41,250         12.33               22.00
          -----------------------------------------------------------------
                                 206,250
          -----------------------------------------------------------------
                                 403,500
          =================================================================

          All of the options having exercise prices of $18.33 and $13.33 per share were exercisable at December 31, 1994. All of the options having an exercise price of $12.33 become exercisable if, prior to February 18, 1998 and for a period of 30 consecutive trading days, the last transaction price of the common stock equals or exceeds the price at which the options become exercisable as outlined above. To the extent these options become exercisable, they will remain exercisable until February 18, 2003. To the extent that all or a portion of the options do not become exercisable due to failure to reach the designated stock price levels, such options will become exercisable for one day on February 19, 1998. At December 31, 1994, the options having a price at which exercisable of $15.33, $17.00 and $18.67 per share were exercisable. None of the remaining options having an exercise price of $12.33 per share were exercisable, as the last transaction price of the common stock had not equalled or exceeded $20.00 per share for 30 consecutive trading days.

          Note 12: Pension Plans

          A. P. Green has various pension plans covering substantially all employees. Plan benefits are generally based on years of service and compensation during the last years of employment. A. P. Green's contributions are made in accordance with independent actuarial reports. The Company contributed $578,000 to these plans during 1994, primarily to those plans acquired from General, whereas the Company's previously held plans required minimal funding in 1993 and 1992. The plans' assets consist primarily of listed common stocks and debt securities.

          Net pension (income) expense for the years ended December 31, 1994, 1993 and 1992 included the following components:
          -----------------------------------------------------------------
          (In thousands)                          1994      1993      1992
          -----------------------------------------------------------------
          Service cost  of benefits  earned
            during  period                     $ 1,793  $  1,289   $ 1,157
          Interest cost on projected benefit
            obligations	                         6,751     5,554     5,516
          Actual  (gain) loss on  assets         1,055   (10,149)   (4,743)
          Net amortization and  deferral        (8,892)    2,754    (2,694)
          -----------------------------------------------------------------
            Net pension (income) expense           707      (552)     (764)
          Multiemployer pension expense            181       179       193
          -----------------------------------------------------------------
            Total pension (income) expense     $   888  $   (373)  $  (571)
          =================================================================

          The majority of the Company's pension plans have plan assets that exceed accumulated benefit obligations. However, of the plans acquired from General in 1994, two of the three U.S. plans and the Canadian hourly plan have accumulated benefit obligations that exceed plan assets. The following table sets forth the actuarial present value of benefit obligations and funded status at December 31, 1994 and 1993. Plan asset values are as of September 30, 1994 and 1993:

-------------------------------------------------------------------------------
(In thousands)                         1994                      1993
-------------------------------------------------------------------------------
                                 Assets       Accum.       Assets       Accum.
                                 Exceed     Benefits       Exceed     Benefits
                                 Accum.       Exceed       Accum.       Exceed
                               Benefits       Assets     Benefits       Assets
-------------------------------------------------------------------------------
Accumulated benefit
  obligations, substantially
  all of which are vested      $(76,994)    $(23,903)    $(73,788)       $(463)
Effect of projected future
   compensation levels           (5,800)         -         (5,770)          -
-------------------------------------------------------------------------------
  Projected benefit obligations (82,794)     (23,903)     (79,558)        (463)

Plans' assets at fair value      87,694       13,686       89,404          380
-------------------------------------------------------------------------------
  Excess (deficiency)             4,900      (10,217)       9,846          (83)

Unrecognized net asset at
  transition                     (4,073)         (27)      (4,720)          (9)
Unrecognized net (gain) loss      2,747       (1,500)      (2,442)          37
Unrecognized prior service cost   4,610           82        5,018           25
-------------------------------------------------------------------------------
  Prepaid (accrued)
    pension cost               $  8,184     $(11,662)    $  7,702        $ (30)
===============================================================================

          U.S. Pensions

          The expected long-term rate of return on plan assets was 8.5% for 1994, 1993 and 1992. A weighted average discount rate of 8.25% was used for 1994, 7.5% was used for 1993 and 8.0% was used for 1992. A rate of increase in future compensation levels of 5.0% for 1994, 1993 and 1992 was used in determining the actuarial present value of projected benefit obligations on all except hourly, collectively bargained plans.

          Canadian Pensions

          The expected long-term rate of return on plan assets was 8.5% for 1994, 1993 and 1992. A weighted average discount rate of 8.0% and a 6.5% rate of increase in future compensation levels were used for all three years.

          Note 13: Long-term Non-Pension Benefits

          The Company sponsors two defined benefit postretirement plans that cover both salaried and nonsalaried employees hired prior to January 1, 1991. One plan provides health care benefits and the other provides life insurance benefits. The health care plan is contributory, with retiree contributions, deductibles and benefit levels adjusted periodically; the life insurance plan is noncontributory. Under the terms of its health care plan, based on anticipated increases in future health care costs, the retirees' share of total costs will be adjusted so that the Company's share will not increase more than 7% per annum. The Company maintains the right to adjust benefits, deductibles, contributions or the Company's share of increases, at its sole discretion, at future dates.

          The following table sets forth the actuarial present value of the plans' benefit obligations at December 31, 1994 and 1993:

          -----------------------------------------------------------------
          (In thousands)                                 1994         1993
          -----------------------------------------------------------------
          Accumulated postretirement benefit
            obligation

            Retirees and beneficiaries                $10,360      $11,232
            Fully eligible active plan participants     1,341        1,280
            Other active plan participants              1,928        2,212
          -----------------------------------------------------------------
          Accumulated postretirement benefit
            obligation                                 13,629       14,724
          Unrecognized net gain (loss) from past
            experience different from that assumed      1,086         (601)
          -----------------------------------------------------------------
            Accrued postretirement benefits other
              than pensions                           $14,715      $14,123
          =================================================================

          The Company's postretirement health care plan and life insurance plan are unfunded; the accumulated postretirement benefit obligation at December 31, 1994 and 1993 is $12.7 million and $13.8 million, respectively, for the health care plan and $906,000 and $915,000, respectively, for the life insurance plan.

          Net postretirement benefits cost other than pensions for the years ended December 31, 1994, 1993 and 1992 included the following components:
          -----------------------------------------------------------------
          (In thousands)                          1994      1993      1992
          -----------------------------------------------------------------
          Service cost of benefits earned
            during the period                  $   355   $   337   $   294
          Interest cost on accumulated
            postretirement benefit obligation    1,044     1,051     1,056
          Immediate recognition of
            transition obligation                  -         -      12,597
          -----------------------------------------------------------------
            Net postretirement benefits cost
              other than pensions              $ 1,399   $ 1,388   $13,947
          =================================================================

          For measurement purposes, a 15% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1992; the rate was assumed to decrease gradually to 6% by 2001 and remain at that level thereafter. The Company plans to limit its portion of future cost increases for postretirement health care to 7% per annum. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by 9.4%, or $1.2 million, but would not alter the service and interest cost components of net postretirement benefits cost other than pensions for the year then ended due to the 7% cap on the Company's share of cost increases.

          The   discount  rate   used   in   determining  the   accumulated
          postretirement benefit obligation was 8.25% at December 31, 1994, 7.5% at December 31, 1993 and 8.25% at December 31, 1992.

          Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." This standard requires use of the accrual method of accounting for benefits provided to former or inactive employees after employment but before retirement, rather than recognizing these expenses as they are paid. The projected benefit obligation relating to short-term and long-term disability benefits provided by the Company to salaried employees was recognized as a cumulative effect of an accounting change as of January 1, 1994, reducing net income by $255,000, or $.06 per share. The annual incremental expense for 1994 was not material and the projected benefit obligation was $555,000 as of December 31, 1994.

          Note 14: Employee Savings Plans

          The Company sponsors two defined contribution employee savings plans under Section 401(k) of the Internal Revenue Code. In one plan, all U.S. full-time salaried employees and the hourly employees of APG Lime Corp. and the Pryor, Oklahoma, Ellisville, Mississippi, Middletown, Pennsylvania, Minerva, Ohio and Pueblo, Colorado plants are eligible to participate. Participants are entitled to contribute between 2% and 15% of compensation. The Company makes contributions to the Employee Stock Ownership Trust. Amounts charged against income were approximately $1.2 million, $1.4 million and $1.4 million in 1994, 1993 and 1992, respectively.

          The other plan, instituted in 1991, covers employees at certain locations who have negotiated participation through collective bargaining. Participants are eligible to contribute between 2% and 15% of compensation. For some of these locations, the Company matches 25% of the first 6% of a participant's contribution. Amounts charged against income were approximately $151,000, $128,000 and $110,000 in 1994, 1993 and 1992,
          respectively.

          Note 15: Employee Stock Ownership Trust

          In 1989, A. P. Green established an Employee Stock Ownership Trust (ESOT). All U.S. full-time salaried employees and the hourly employees of APG Lime Corp. and the Pryor, Oklahoma, Ellisville, Mississippi, Middletown, Pennsylvania, Minerva, Ohio and Pueblo, Colorado plants are eligible to participate. The ESOT purchased 402,684 previously unissued shares of A. P. Green Common Stock. On February 1, 1990, 45,076 additional shares were issued to the ESOT in accordance with the Stock Purchase Agreement between LaSalle National Bank, as Trustee, and A. P. Green. The aggregate purchase price of $10.0 million was financed entirely by A. P. Green. To secure the financing, the ESOT has pledged the shares to A. P. Green. A. P. Green makes contributions to the ESOT, which are used by the Trustee to make interest and principal payments to A. P. Green.
          -----------------------------------------------------------------
          (In thousands)                      1994        1993        1992
          -----------------------------------------------------------------
          Interest payments on ESOT debt    $  806      $  847      $  885
          Principal payments                   471         430         393
          Less
            Dividends on ESOT shares used
             for debt service                 (104)        (27)         -
            Forfeitures                        (58)         -           -
          -----------------------------------------------------------------
          Contributions to ESOT              1,115       1,250       1,278
          Administrative expenses              159         127          82
          -----------------------------------------------------------------
          Employee savings plan cost        $1,274      $1,377      $1,360
          =================================================================

          The  loan  to  the  ESOT  is  repayable  in  annual  installments extending through September 30, 2004. Interest is payable semiannually at 9.5% per annum. The note receivable from the ESOT is reflected as a reduction of stockholders' equity in the accompanying consolidated financial statements. The Company recognized interest income on the ESOT note of $795,000, $837,000 and $876,000 in 1994, 1993 and 1992, respectively.

          Note 16: Preferred and Common Stock

          Authorized stock consists of 10,000,000 shares of common stock, $1 par value, and 2,000,000 shares of preferred stock, $1 par value. The preferred stock can be issued in one or more series without stockholder approval. One Preferred Share Purchase Right (Right) is attached to each outstanding share of common stock. The Rights become exercisable 10 days following a public announcement that a party acquired, or obtained the right to acquire, beneficial ownership of 20% or more of A. P. Green's outstanding common shares, or 10 days following commencement or announcement of a tender offer or exchange offer for 30% or more of A. P. Green's outstanding common shares. When exercisable, each Right entitles the registered holder to purchase from A. P. Green 1/10 of a share of a junior participating preferred stock, Series A, $1 par value per share, which is substantially similar to one common share, at a price of $45 per 1/10 of a preferred share, subject to adjustment. If A. P. Green is involved in a merger or business combination or if the acquiring entity engages in "self dealing transactions" after the Rights become exercisable, the Rights will entitle the holder to buy a number of shares of common stock of the acquiring company or of A. P. Green, as the case may be, having a fair market value at that time of twice the exercise price of the Right.

          On November 10, 1993 the Board of Directors approved a three-for-two stock split, effected in the form of a stock dividend payable December 10, 1993 to stockholders of record on November 26, 1993. The stock split resulted in the issuance of 1,485,891 additional shares from authorized but unissued shares. A transfer of $1,485,891 was made from additional paid-in capital to common stock at the stated par value. Per share amounts for all prior periods presented have been restated to reflect the stock split.

          Note 17: Supplemental Cash Flow Information

          Cash payments (receipts) and selected non-cash investing and financing activities during 1994, 1993 and 1992 were as follows:
          -----------------------------------------------------------------
          (In  thousands)                 1994          1993          1992
          -----------------------------------------------------------------
          Income taxes paid (refunded)  $2,125        $2,401       $  (635)
          Interest paid                  1,039         1,058         1,309
          =================================================================

          The income tax refund received during 1992 was largely due to amended returns filed for 1988 and 1989 to carryback 1990 excess foreign tax credits.

          Other noncash activities during 1993 included a write-up to fair value of land in Little Rock, Arkansas and transfer of that same property to the City of Little Rock.

          Note 18: Litigation

          Asbestos-related claims - Personal Injury

          A. P. Green is among numerous defendants in lawsuits pending as of December 31, 1994 that seek to recover compensatory, and in many cases, punitive damages for personal injury allegedly resulting from exposure to asbestos-containing products manufactured, sold or installed by A. P. Green.

          A. P. Green is a member of the Center for Claims Resolution (the Center), an organization of twenty companies (Members) who were formerly distributors or manufacturers of asbestos-containing products. The Center administers, evaluates, settles, pays and defends all of the asbestos-related personal injury lawsuits involving its Members. Under the terms of the Center Agreement, each Member's portion of the liability payments and defense costs are based upon, among other things, the number and type of claims brought against it.

          Claims activity for each of the years ended December 31, 1994 and 1993 was as follows:
          -----------------------------------------------------------------
                                                          1994        1993
          -----------------------------------------------------------------
          Claims pending at January 1                   52,122      50,007
          Claims filed                                  14,836      26,100
          Cases settled, dismissed or
           otherwise resolved                           16,038      23,985
          -----------------------------------------------------------------
            Claims pending at December 31               50,920      52,122
          =================================================================
          Average settlement amount per claim (1)      $ 1,816     $ 1,728
          =================================================================
          (1) Substantially all settlements are covered by the Company's insurance program.

          On January 15, 1993, the Members were named as defendants in a class action lawsuit brought on behalf of all persons who have been occupationally exposed to asbestos-containing products of the Members and who have unasserted claims for such exposure (the Class) pursuant to Federal Rule of Civil Procedure 23(b)(3) in the Federal District Court for the Eastern District of Pennsylvania. At about the same time, the Center negotiated and filed with the Court a settlement (the Settlement) between the Members and the Class. Under the terms of the Settlement, the Members have agreed to pay compensation to any member of the Class who has, according to objective medical criteria, physical impairment as a result of such exposure. Different levels of compensation will be paid depending on the type and degree of physical impairment. No punitive damages will be paid. The Settlement provides, among other things, for a cap on the number of claims to be processed each year during the next ten years and a range of settlement values for each disease category. Settlement values are based on historical average payments by the Center for similar cases. Each Member will be responsible for its percentage share of each claim payment (no joint and several liability), such shares having been previously established. Hearings were held to determine the fairness of the Settlement and the court ruled that the Settlement was fair. This ruling has been appealed by certain objectors.
          In a third party action filed simultaneously with the class action (and in parallel Alternate Dispute Resolution proceedings), the Members have asked for a declaratory judgment against their respective insurers that such insurers cannot use the Settlement as a defense to their payment under applicable policies of insurance. The Settlement is expressly contingent upon such declaratory relief. In addition, some Members, including A. P. Green, have asked for a declaratory judgment against their insurers with whom they have not reached coverage resolutions. No decision has been rendered at this date with respect to these issues.

          Under the assumption that it receives these court approvals, the Settlement has provided the Company with a basis for estimating its potential liability and related insurance recovery associated with asbestos cases. The Company has reviewed its insurance policies, historical settlement amounts, the number of pending cases and the projected number of claims to be filed pursuant to the Settlement and the Company's share of amounts to be paid thereunder. The Company has also reviewed its contractual liability for the payment of deductibles under insurance policies defending asbestos cases brought against a former subsidiary. Based upon such reviews, the Company has estimated its liability for such cases and claims to be approximately $135.6 million and $170.0 million at December 31, 1994 and 1993, respectively, with partially offsetting projected insurance reimbursements of approximately $132.9 million and $166.4 million, respectively. While management understands the inherent uncertainty in litigation of this type and the possibility that past costs may not be indicative of future costs, management does not believe that these claims and cases will have any additional material adverse effect on the Company's financial position or results of operations. Management anticipates that payments for these claims will occur over at least ten years and can be made from normal operating cash sources.

          In addition to asbestos-related personal injury claims asserted against A. P. Green, a number of claims have been asserted against Bigelow-Liptak Corporation (now known as A. P. Green Services, Inc.), a subsidiary of the Company. These claims have been and are currently being handled by such subsidiary's insurance carriers. No claim for reimbursement of defense or indemnity payments has been made against the Company or such subsidiary by any such carriers.

          The Company is contractually liable to The E. J. Bartells Company (Bartells), a former subsidiary, for deductible amounts on certain insurance policies insuring Bartells against asbestos-related personal injury claims issued when it was owned by A. P. Green. The Company has estimated the amounts of such deductibles and provision for such estimate was made in the Company's 1992 financial statements.

          Asbestos-related claims-Property Damage

          A. P. Green is among numerous defendants in a property damage class action suit pending in South Carolina. A. P. Green previously has been dismissed from a number of property damage cases and believes that it should be dismissed from the South Carolina case based on the end uses of its products. A similar suit pending in the State of Oregon involves a former wholly owned subsidiary of the Company and is being defended by the Company's insurance carrier. Based upon the Company's history in these asbestos-related property damage claims, management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's financial position or results of operations.

          There was no assumption of asbestos-related liability, either personal injury or property damage, in connection with the General acquisition.

          Environmental

          The EPA or private parties have named the Company or one of its subsidiaries as a potentially responsible party in connection with two superfund sites in the United States. The Company is a de minimis party with respect to one of the sites and expects to arrive at a settlement agreement and Consent Decree with respect to it for an amount of not more than $10,000. With respect to the second, involving a wholly owned subsidiary of the Company, there does not appear to be any evidence of delivery to the site of hazardous material by the subsidiary. An estimate has been made of the costs to be incurred in these matters and the Company has recorded a reserve respecting those costs.

          Other

          From time to time, A. P. Green is subject to claims and other lawsuits that arise in the ordinary course of business, some of which may seek damages in substantial amounts, including punitive or extraordinary damages. Reserves for these claims and lawsuits are recorded to the extent that losses are deemed probable and are estimable. In the opinion of management, the disposition of all current claims and lawsuits will not have a material adverse effect on the consolidated financial position or results of operations of A. P. Green.

          Note 19: Industry and Geographic Segments

          A.  P. Green  operates  principally  in  two  industry  segments:
          Industrial Lime and Refractory Products and Services. Segment net sales include products sold and services rendered to unaffiliated customers. Interindustry segment sales were immaterial for the periods presented. No single customer accounted for more than 10% of consolidated annual net sales in any such period. Segment operating profit includes all costs and expenses directly related to the segment involved and a reasonable allocation of general costs and expenses which benefit more than one segment. General corporate expenses, interest income and interest expense are shown as separate line items in order to arrive at consolidated earnings (loss) before income taxes and cumulative effect of accounting changes. Corporate identifiable assets include those assets maintained for corporate purposes, which are not directly related to the operations of either industry segment.

          Industry Segments
          -----------------------------------------------------------------
          (In thousands)                        1994       1993       1992
          -----------------------------------------------------------------
          Net Sales
          -----------------------------------------------------------------
          Refractory products and services  $160,934   $128,627   $136,070
          Industrial lime                     35,144     34,587     32,494
          Intersegment eliminations             (159)      (252)      (255)
          -----------------------------------------------------------------
                                            $195,918   $162,962   $168,309
          =================================================================

          Operating Profit
          -----------------------------------------------------------------
          Refractory products and services  $ 11,463   $ 10,222   $  3,028
          Industrial lime                      5,429      5,939      4,729
          -----------------------------------------------------------------
                                              16,892     16,161      7,757
          -----------------------------------------------------------------
          Other charges to income
          General corporate expenses, net      6,946      7,072      6,656
          Interest expense                     1,947      1,058      1,255
          Interest income                     (1,296)    (1,361)    (1,393)
          Provision for litigation and
            claim settlement                      -          -       6,427
          -----------------------------------------------------------------
                                               7,597      6,769     12,945
          -----------------------------------------------------------------
          Earnings (loss) before
            income taxes and cumulative
            effect of accounting changes    $  9,295   $  9,392   $ (5,188)
          =================================================================

          Identifiable Assets
          -----------------------------------------------------------------
          Refractory products and services  $311,514   $273,061   $287,531
          Industrial lime                     47,995     45,827     44,200
          Corporate                           13,613     20,426     11,681
          -----------------------------------------------------------------
                                            $373,122   $339,314   $343,412
          =================================================================

          Depreciation, Depletion and Amortization
          -----------------------------------------------------------------
          Refractory products and services  $  4,967   $  4,336   $  4,286
          Industrial lime                      2,653      2,419      2,279
          Corporate                            1,105        916        981
          -----------------------------------------------------------------
                                            $  8,725   $  7,671   $  7,546
          =================================================================

          Capital Expenditures
          -----------------------------------------------------------------
          Refractory products and services  $  2,154   $  1,448   $  2,204
          Industrial lime                      3,482      4,220      1,126
          Corporate                              846        481        292
          -----------------------------------------------------------------
                                            $  6,482   $  6,149   $  3,622
          =================================================================

          A. P. Green's principal operations are located in the United States, the United Kingdom and Canada. Transactions between geographic areas are accounted for on an "arm's length" basis. Export sales to foreign, unaffiliated customers represent less than 10% of consolidated annual net sales.

          ---------------------------------------------------------
          Geographic Segments
          ---------------------------------------------------------
          (In thousands)              1994        1993        1992
          ---------------------------------------------------------
          Net Sales
          ---------------------------------------------------------
          United States           $176,869    $147,362    $144,785
          Canada                    17,876      12,013      19,142
          United Kingdom             7,336       8,316       9,415
          Intersegment transfers    (6,163)     (4,729)     (5,033)
          ---------------------------------------------------------
                                  $195,918    $162,962    $168,309
          =========================================================

          Earnings (Loss) Before Income Taxes and Cumulative Effect
            of Accounting Changes
          ---------------------------------------------------------
          United States           $  8,215    $  8,598    $ (5,266)
          Canada                       744         394        (298)
          United Kingdom               336         400         376
          ---------------------------------------------------------
                                  $  9,295    $  9,392    $ (5,188)
          =========================================================

          Identifiable Assets
          ---------------------------------------------------------
          United States           $339,380    $307,967    $319,242
          Canada                    15,887       7,301       8,373
          United Kingdom             4,242       3,620       4,116
          Corporate                 13,613      20,426      11,681
          ---------------------------------------------------------
                                  $373,122    $339,314    $343,412
          =========================================================

          Note 20: Quarterly Financial Highlights (Unaudited)

          ---------------------------------------------------------------
          (Dollars in thousands,        First   Second    Third   Fourth
            except per share data)    Quarter  Quarter  Quarter  Quarter
          ---------------------------------------------------------------
          1994
          Net sales                   $37,503  $40,849  $54,255  $63,311
          Gross profit                  6,106    7,452    9,288   11,652
          Earnings before
            cumulative effect of
            an accounting change          436    1,356    2,176    2,705
          Cumulative effect of
            an accounting change         (255)     -        -        -
          Net earnings                    181    1,356    2,176    2,705

          Earnings per common
            share before
            cumulative effect of
            an accounting change          .11      .34      .54      .66
          Cumulative effect of
            an accounting change         (.06)      -        -        -
          Net earnings per
            common share                  .05      .34      .54      .66
          ---------------------------------------------------------------
          1993
          Net sales                   $39,505  $41,053  $40,723  $41,681
          Gross profit                  7,839    8,812    7,892    7,540
          Net earnings                  1,334    1,776    1,770    1,617
          Net earnings per
            common share                  .33      .44      .44      .41
          ===============================================================

                             INDEPENDENT AUDITORS' REPORT


          THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
          A. P. GREEN INDUSTRIES, INC.:

          We have audited the accompanying consolidated statements of financial position of A. P. Green Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of A. P. Green's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A. P. Green Industries, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

          As discussed in Note 3 of Notes to Consolidated Financial Statements, the Company changed its method of accounting for postretirement benefits other than pensions and its method of accounting for income taxes in 1992, and changed its method of accounting for postemployment benefits in 1994.


          /s/ KPMG Peat Marwick LLP


          St. Louis, Missouri
          February 13, 1995

          COMPARATIVE FIVE-YEAR SUMMARY
          (Dollars in thousands, except
             per share data)
----------------------------------------------------------------------------
For years ended December 31,   1994      1993      1992      1991      1990
----------------------------------------------------------------------------
Operating Items

Net sales                  $195,918  $162,962  $168,309  $170,298  $186,450
Gross profit                 34,498    32,083    24,217    17,762    28,179
Earnings (loss) before
  income taxes and
  cumulative effect of
  accounting changes          9,295     9,392    (5,188)   (7,833)      962
Earnings (loss) before
  cumulative effect of
  accounting changes          6,673     6,497    (3,167)   (4,963)      108
Cumulative effect of
  accounting changes,
  net of tax                   (255)       -     (4,134)       -         -
----------------------------------------------------------------------------
Net earnings (loss)           6,418     6,497    (7,301)   (4,963)      108

Per share data (1)
  Earnings (loss)
   before cumulative
   effect of accounting
   changes, net of tax     $   1.65  $   1.62  $   (.79) $  (1.24) $    .03
  Cumulative effect of
   accounting changes,
   net of tax                  (.06)       -      (1.03)       -         -
----------------------------------------------------------------------------
  Net earnings (loss)
   per common share            1.59      1.62     (1.82)    (1.24)      .03
  Dividends                     .24       .06        -        .30       .40

Financial Items

Working capital            $ 78,312  $ 54,198  $ 45,714  $ 46,138  $ 53,289
Current ratio                 1.9:1     1.9:1     1.8:1     2.0:1     2.4:1
Capital expenditures       $  6,482  $  6,149  $  3,622  $  6,442  $ 11,414
Depreciation, depletion
  and amortization            8,725     7,671     7,546     7,013     6,487
Total assets                373,122   339,314   343,412   368,468   383,343
Long-term debt               37,023    12,160    12,284    16,017    15,289
Stockholders' equity        107,038   100,930    94,751   102,765   108,634
Debt to total
  capitalization (2)           25.7%     10.8%     11.6%     17.8%     16.2%

============================================================================
(1) All per share data has been restated to reflect the December 10, 1993 three-for-two stock split.

(2) Calculated as total Debt (long-term debt including current maturities) divided by total stockholders' equity plus total Debt.

Common Stock, Market Prices and Dividends

A. P. Green Industries, Inc.'s common stock is traded in the over-the-counter market, and its quotations are reported in the National Market System of the National Association of Securities Dealers Automated Quotation System (NASDAQ) under the symbol APGI. The approximate number of stockholders of record of A. P. Green's common stock at December 31, 1994 was 4,300.

The following table sets forth the high and low per share sale prices as reported in the NASDAQ and dividends for each quarter during the last two years, restated to reflect the December 10, 1993 three-for-two stock split.

                         1994                     1993
---------------------------------------------------------------------
                                     Cash                       Cash
Quarter Ended      Sale Price    Dividend    Sale Price     Dividend
                  High     Low   Declared   High     Low    Declared
---------------------------------------------------------------------
March 31        $20.50  $16.50       $.06 $12.67  $10.17        $  -

June 30          19.50   17.25        .06  14.08   12.50           -

September 30     18.55   16.50        .06  15.83   13.33           -

December 31      20.00   17.50        .06  17.75   15.00         .06
=====================================================================