Form 10-K405, Exhibit 13
period 1995-12-31
GREEN A P INDUSTRIES INC
filed 1996-03-28
CIK 826619

Exhibit 13
                                                     to Form 10-K


MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1995 Compared to 1994
---------------------
Results of Operations
---------------------
Net sales of $249.7 million in 1995 were 27.5% higher than the $195.9 million in 1994. The impact from the August 1994 acquisition of the refractories business of General Refractories Company and its affiliated companies ("General") was to increase 1995 sales by approximately $38.8 million. The impact from the July 1995 acquisition of 51% of A. P. Green de Mexico was to increase 1995 sales by approximately $3.2 million. Excluding the impact of these acquisitions, sales increased in 1995 by $11.8 million, or 6.0%.

Gross profit increased 20.0% to $41.4 million in 1995 from $34.5 million in 1994, including $3.9 million due to the General acquisition and $1.3 million due to the A. P. Green de Mexico acquisition. Earnings before cumulative effect of an accounting change increased $2.1 million to $8.8 million, or $2.18 per share, in 1995 from $6.7 million, or $1.65 per share, in 1994. The results of operations in 1994 included the cumulative effect of adopting Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which reduced net earnings by $255,000, or $.06 per share.

Refractory Operations
---------------------
Net sales from refractory operations increased 31.9% to $212.2 million in 1995 as compared to $160.9 million in 1994. U.S. refractory sales increased 28.3% to $181.8 million in 1995 as compared to $141.7 million in 1994, of which $33.3 million was due to the General acquisition. Excluding this acquisition impact, volume of U.S. refractory products increased an average of 5.3% in 1995 across all product lines except precast shapes. Prices were essentially unchanged from 1994 levels, with increases in specialties and precast shape prices offset by declines in prices of brick and ceramic fibers. U.S. export sales increased 52.1% to $19.5 million in 1995 from $12.8 million in 1994, due largely to the General acquisition.

U.S. refractory earnings before income taxes and cumulative effect of an accounting change declined 3.4% to $7.9 million in 1995 from $8.2 million in 1994, due primarily to higher raw material and equipment maintenance costs, partially offset by improved labor efficiencies and reduced group insurance and other fringe benefit costs. Also contributing to the decrease were additional salaries and other personnel costs, higher amortization and increased interest cost, all resulting from the General acquisition.

Sales at the Canadian subsidiary increased 34.5% to $24.0 million in 1995 from $17.9 million in 1994, substantially all of which was the impact from the General acquisition ($6.2 million). Excluding this impact, decreases in brick, specialties and precast shape volumes were partially offset by increased ceramic fiber and crucible volumes for a net Canadian volume decline of 4.2%. Prices increased across all product lines except crucibles, resulting in an overall 1995 price increase of 4.3%.

Excluding a $1.4 million pretax gain on the sale of the Weston, Ontario plant, pretax earnings at the Canadian subsidiary declined to $54,000 in 1995 from $744,000 in 1994. Earnings in 1995 included the establishment of a reserve of approximately $380,000 for exit costs and termination benefits for 26 employees associated with the closing and sale of the Weston, Ontario plant, which was substantially completed in December 1995, and additional interest expense of $244,000 on the debt associated with the acquisition of the General operation in Canada. Also contributing to the reduced 1995 earnings were increased salaries and related costs associated with the addition of General sales and administrative personnel. Results for 1994 included a pretax cost of approximately $315,000 during the first quarter for Canadian personnel reductions made during that quarter.

Sales in the United Kingdom increased 32.8% to $9.7 million in 1995 from $7.3 million in 1994 as the U.K. market showed signs of improvement. The sales increase generated pretax earnings of $673,000 in 1995, double the $336,000 earned in 1994.

A. P. Green de Mexico's pretax earnings were $341,000 on sales of $3.2 million for the six months of 1995 under A. P. Green ownership.

Refractory gross profit increased 18.8% to $33.3 million in 1995 from $28.0 million in 1994, largely as a result of the General and A. P. Green de Mexico acquisitions. Refractory products cost of sales as a percentage of sales increased to 84.3% in 1995 from 82.6% in 1994. The 1995 increase was due primarily to a higher percentage of lower margin sales to the steel industry at the acquired General facilities, increased raw material and inbound freight costs and higher equipment maintenance expense. Also contributing to the cost increase were increases in the obsolete inventory and U. S. plant shutdown reserves, both of which were established at the time of the General acquisition related to facilities to be closed, as well as establishment of the Canadian plant shutdown reserve previously mentioned. The U. S. plant shutdown reserve was increased approximately $330,000 due primarily to revised estimates of employee termination benefits resulting from the sale of these facilities taking longer than anticipated. Substantially all employees (approximately 210 in total) at these facilities have been terminated, approximately $2.8 million of termination benefits and plant closing costs have been charged against the reserve to date and the facilities are held for sale at their estimated net realizable value. Partially offsetting these increases were improved labor efficiencies, reductions in estimated environmental remediation and workers' compensation liabilities assumed in the General acquisition, and reduced power, processing fuel, outbound freight and group insurance costs. Refractory operating profits increased 9.6% to $12.6 million in 1995 from $11.5 million in 1994.

Industrial Lime Operations
--------------------------
Industrial lime sales increased 7.4% to $37.7 million in 1995 from $35.1 million in 1994. Volume increased an average of 9.2% across all product lines at the New Braunfels, Texas plant, while volume at the Kimballton, Virginia plant was essentially unchanged from its 1994 levels, with a slight decline in quicklime volumes offset by slight increases in all other product lines. Prices improved an average of 5.5% at the Kimballton plant during 1995, with increases across all product lines, while prices remained steady at the New Braunfels plant as declines in industrial and building lime prices were offset by increases in pricing of road stabilization lime and lime by-products.

The gross margins of the Company's industrial lime operations are sensitive to volume changes due to the capital intensive nature of the operations and semi-fixed nature of other costs. As a result of the sales increase, gross profit and operating profit increased 25.5% and 27.3%, respectively. Also contributing to the 1995 increase were improved labor efficiencies and reduced group insurance and processing fuel costs at both plants, reduced raw materials and equipment maintenance costs at the New Braunfels plant and reduced power costs at the Kimballton plant. Partially offsetting these cost reductions were increases in workers' compensation costs at the New Braunfels plant and equipment maintenance and outside processing costs at the Kimballton plant.

Selling and Administrative Expenses
-----------------------------------
Selling and administrative expenses increased 21.8% to $31.3 million in 1995 from $25.7 million in 1994. The 1995 increase was due to increases in salaries and related costs, pension costs, travel, office expenses, professional fees and the amortization of intangibles, which were all largely related to the addition of General sales and research personnel and intangible assets included in the acquisition. Selling and administrative expenses at
A. P. Green de Mexico and INTOGREEN contributed $603,000 and $143,000 of the increase, respectively. Also contributing to the increase were higher sales promotion, sales incentive, employee recruiting and relocation and director retirement plan expenses, partially offset by a reduced provision for doubtful accounts receivable and lower postemployment benefits costs.

Interest Expense and Income
---------------------------
Interest expense increased 63.8% to $3.2 million in 1995 from $1.9 million in 1994 due to the additional debt associated with the General acquisition. There were no bank line borrowings during either year. Interest income increased 16.7% to $1.5 million in 1995 from $1.3 million in 1994 due to increased funds available for investing, higher interest rates and interest received during 1995 on tax refunds.

Other Income, Net
-----------------
Other income increased 62.9% to $1.9 million in 1995 from $1.2 million in 1994 due to the $1.4 million pretax gain on the sale of the Weston, Ontario plant in December 1995. Partially offsetting this gain were increased bank charges and a reduction in 1995 royalty income resulting from the cancellation of a licensing agreement with a significant Mexican licensee during the fourth quarter of 1994. Other income in 1994 included gains on sales of land and a warehouse in Los Angeles and a business interruption insurance recovery.

The Company and its Canadian and U.K. subsidiaries typically transact business in their own currencies and, accordingly, are not subject to significant currency conversion gains and losses. A. P. Green de Mexico transacts a significant portion of its business in U. S. dollars and, as such, uses the dollar as its functional currency. This results in currency conversion gains and losses on Mexican peso transactions, A. P. Green's portion of which was not significant to the consolidated results.

Income Taxes
------------
During the second quarter of 1995, a review of tax years 1988 through 1993 was completed by the Internal Revenue Service, resulting in a small additional payment to clear federal tax liability for those years. Due to the outcome of this review being more favorable than originally anticipated, the Company reduced its provision for federal income taxes by $1.1 million. The 19.9% effective tax rate in 1995 compared to 30.3% in 1994 was due primarily to this tax adjustment, without which the 1995 effective tax rate would have been 29.6%.

Equity in Net Income of Affiliates
----------------------------------
The Company's share of income from two Colombian affiliates acquired from General in August 1994 totaled $781,000 in 1995 compared to $282,000 for the five-month period of 1994.

Financial Condition
-------------------
A. P. Green acquired a 51% ownership interest in three companies during 1995 -
A. P. Green de Mexico SA de CV, Lanxide ThermoComposites, Inc. (LTI) and LTI's wholly owned subsidiary, Chiam Technologies, Inc. As a result of these acquisitions, working capital increased approximately $1.5 million, composed primarily of $1.9 million in accounts receivable, $600,000 in inventory and $1.3 million in accounts payable. In addition, property, plant and equipment increased $1.6 million, intangible assets increased $1.4 million and deferred tax liabilities increased $300,000 as a result of these acquisitions.

Working capital increased 1.7%, or $1.3 million, to $79.6 million at December 31, 1995 from $78.3 million at December 31, 1994, including the $1.5 million obtained through acquisitions. The ratio of current assets to current liabilities increased to 2.2 to 1 from 1.9 to 1. Excluding the impact of acquisitions, working capital decreased $200,000. Reductions in reimbursement due on paid asbestos claims of $7.8 million, accounts receivable of $1.4 million, deferred income tax asset of $1.6 million and an increase in current maturities of long-term debt of $2.6 million were partially offset by reductions in accounts payable of $5.9 million and insurance reserves of $2.3 million. Also offsetting the working capital reductions were increases in inventories of $1.5 million and prepaid expenses (included in other current assets) of $1.2 million and reductions in environmental reserves and plant closing reserves (included in other accrued expenses) of $1.2 million and $700,000 respectively.

The increase in inventories was primarily due to the higher sales level in 1995 compared to 1994. The increase in prepaid expenses was primarily due to the current portion of major equipment maintenance expenditures being amortized over 24 months. The reduction in accounts payable was due to a $6.5 million payment made to the Center for Claims Resolution in January 1995. The decrease in insurance reserves was due to favorable workers' compensation claims experience in comparison to the historical experience used to establish the reserves. The decrease in accounts receivable was due to lower sales during the fourth quarter of 1995 compared to the fourth quarter of 1994, while the decrease in deferred income tax asset was primarily due to reductions in temporary differences created by accrued liabilities and a reduction in alternative minimum tax carryforwards. The decrease in plant closing reserves was due to termination benefits and plant closing costs charged against the reserve during the year, partially offset by the increases in the U.S. and Canadian reserves previously discussed. The reduction in the environmental reserve was due to environmental remediation expenditures charged against the reserve and lower actual remediation costs than estimated in the Phase I and II Environmental Site Assessments obtained in conjunction with the 1994 General acquisition.

The reduction in reimbursement due on paid asbestos claims was due primarily to payments being made directly to the Center for Claims Resolution by one insurance carrier starting in May 1995. These direct payments are expected to continue for the foreseeable future, with a resulting favorable impact on the Company's cash balances and cash requirements. The projected insurance recovery on asbestos claims and related current portion of projected asbestos claims both declined by $13.6 million, while the non-current projected insurance recovery on asbestos claims and related non-current projected asbestos claims increased $15.8 million and $15.2 million, respectively. The overall increases in both the projected asbestos liability and projected insurance recovery resulted from revised estimates of the gross asbestos liability and insurance recoveries based upon information provided by the Center for Claims Resolution, net of asbestos claim payments recovered from insurance carriers during the year. The net estimated projected asbestos liability, based upon information provided by the Center for Claims Resolution and included in the Company's statement of financial position, has declined from December 31, 1994 to December 31, 1995.

Intangible assets, net increased $1.9 million from December 31, 1994 to December 31, 1995 due to goodwill, which represents the excess of cost over the fair value of net tangible assets acquired, and organization costs associated with the 1995 acquisitions. Also contributing to the increase was a licensing agreement with Lanxide Corporation (Lanxide), the holder of a substantial minority interest in LTI. Under this licensing agreement, A. P. Green will develop and market refractory products utilizing the advanced materials technology developed by Lanxide in non-steel refractory applications worldwide, excluding Japan. Included under the terms of the agreement are all future technologies developed by Lanxide and its licensees and joint ventures as applicable to non-steel refractory applications.

Long-term debt, including current portion, at December 31, 1995 consisted of industrial development revenue bonds totaling $11.9 million which bear interest rates ranging from 70% of prime (8.5% at December 31, 1995) to 8.6% and mature at various times from 1997 through 2014, unsecured notes of $25.1 million ($25.0 million of which bear an interest rate of 8.55%) with annual principal repayments commencing in 1996 and continuing through 2001 and a capitalized lease of $109,000 which expires in 1997 and bears an interest rate of 11.1%.

During 1995, the Company's U.S. long-term line of credit was increased to $30.0 million and extended to May 2, 1997. Restrictive covenants coincide with those reflected in the agreement associated with the $25.0 million in unsecured notes payable. Approximately $5.3 million of this line of credit was being utilized at December 31, 1995 for outstanding letters of credit.

Capital expenditures for 1995 totaled $10.2 million compared to $6.5 million for 1994, with capital expenditures for the refractories business increasing $5.4 million. Of the $5.4 million refractories increase, $2.1 million was for construction of the new specialties plant in Indonesia. The balance of the refractories increase was for replacement, modernization and expansion of operations.

Capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $7.0 million and $3.2 million at December 31, 1995 and 1994, respectively. Of the 1995 commitment, approximately $2.5 million was for building the plant in Indonesia and $895,000 was for expansion of the Smithville, Ontario plant to assume the production from the Weston, Ontario plant sold in December 1995. Approximately $742,000 of the 1995 commitment and $1.4 million of the 1994 commitment was for expansion of production capacity, increased safety and improved environmental controls at the Lime plants. Approximately $505,000 of the 1994 commitment was for modernization of the U.K. plant. A. P. Green believes that it has sufficient liquidity and borrowing capacity to meet both its normal working capital requirements and its planned capital expenditures for 1996.

During 1995 capital contributions were made by A. P. Green and INTOCAST AG to form a joint venture partnership, INTOGREEN Co., which will sell and install cast monolithic ladle linings to the steel industry in the United States, Canada and Mexico. INTOCAST AG is a world leader in the development of cast ladle linings. Its contribution to the partnership is reflected in minority interests on the balance sheet, net of INTOCAST AG's share of the 1995 loss at INTOGREEN. Also included in minority interests is Grupo Industrial Trebol's 49% interest in A. P. Green de Mexico.

The Company has investments in subsidiaries in Canada and the U.K. and two affiliates in Colombia. Adjustments resulting from the currency translation of these subsidiaries' and affiliates' financial statements are reflected as a component of stockholders' equity and were $2.9 million and $2.4 million, respectively, at December 31, 1995 and 1994.

The Board of Directors increased the quarterly dividends in the first quarter of 1995 by 17% to $.07 per share from $.06 per share. The continuation of such quarterly dividends will be evaluated by the Board of Directors from time to time in light of A. P. Green's financial position and results of operations.

1994 Compared to 1993
---------------------
Results of Operations
---------------------
Net sales of $195.9 million in 1994 were 20.2% higher than the $163.0 million in 1993. The impact from the August 1994 General acquisition was to increase 1994 sales by approximately $29.7 million compared to 1993. Excluding this acquisition impact, refractory sales in the U.S. and Canada increased by $3.2 million and $1.9 million, respectively, during 1994 while sales in the United Kingdom declined $1.0 million.

Gross profit increased 7.5% to $34.5 million in 1994 from $32.1 million in 1993, including $3.8 million due to the addition of General products from August through December 1994. Earnings before cumulative effect of an accounting change of $6.7 million, or $1.65 per share, in 1994 compared to $6.5 million, or $1.62 per share, in 1993. Results of operations in 1994 also included the cumulative effect of adopting Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which reduced net earnings by $255,000, or $.06 per share.

Refractory Operations
---------------------
Net sales from refractory operations increased 25.1% to $160.9 million in 1994 from $128.6 million in 1993. U.S. refractory sales increased 25.7% to $141.7 million in 1994 from $112.8 million in 1993, of which $25.7 million was due to the General acquisition.  Excluding this acquisition impact, volumes of
U.S. refractory products increased an average of 6.9% in 1994.   Prices
increased slightly over 1993 levels, with a 2.5% increase in specialties prices partially offset by small declines in prices of brick and ceramic fibers. U.S. earnings before income taxes and cumulative effect of an accounting change declined 4.5% to $8.2 million in 1994 from $8.6 million in 1993, due primarily to higher raw material, equipment maintenance and group insurance costs, higher pension costs due to plan benefit changes, higher brick breakage costs and a lower favorable LIFO inventory cost adjustment in 1994 compared to 1993. Also contributing to the decrease were additional salaries and other personnel costs resulting from the General acquisition.

Sales at the Canadian subsidiary increased 48.8% to $17.9 million in 1994 from $12.0 million in 1993. The impact from the General acquisition was to increase 1994 Canadian sales by $4.0 million. Excluding this impact, volumes increased across all Canadian product lines an average of 14.6% during 1994, reflecting increased sales to previous competitors in the discontinued Canadian refractory installation business. Price increases in specialties, ceramic fibers and pre-cast shapes were partially offset by declines in brick and crucibles pricing, resulting in an overall 1994 price increase of 7.8%. Pretax earnings at the Canadian subsidiary increased 88.8% to $744,000 in 1994 from $394,000 in 1993, including pretax earnings of $200,000 from the acquired Canadian operations. This increase reflected both the increased sales level and cost savings resulting from the restructuring which took place during the first quarter of 1994. Results for 1994 also included a pretax cost of approximately $315,000 during the first quarter for the Canadian personnel reductions made during that quarter. Absent that adjustment, the Canadian subsidiary generated a pretax margin of 5.9% in 1994 compared to 3.3% during 1993.

Sales in the U.K. declined 11.8% to $7.3 million in 1994 from $8.3 million in 1993 due to the continuing weakness in the U.K. economy. As a result of this sales decline, pretax earnings in the U.K. declined 16.0% to $336,000 in 1994 from $400,000 in 1993.

Refractory products cost of sales as a percentage of sales increased to 82.6% in 1994 from 80.6% in 1993. The increase was due primarily to higher raw material costs, equipment maintenance expense and group insurance cost. Also contributing to the increase were higher U.S. pension costs due to plan benefit changes, a lower favorable LIFO inventory cost adjustment in 1994 compared to 1993 and higher brick breakage costs in the U.S. during 1994
compared to 1993.   Cost of sales as a percentage of sales at the acquired
General plants also contributed to the increase, due primarily to the maintenance costs necessary to bring these facilities up to an appropriate state of repair, higher pension costs and a higher percentage of lower margin sales to the steel industry. Partially offsetting these increases were reduced utilities, freight, casualty insurance and workers' compensation insurance costs. Refractory operating profits increased 12.1% to $11.5 million in 1994 from $10.2 million in 1993.

Industrial Lime Operations
--------------------------
Net sales of $35.1 million in 1994 reflect a 1.6% improvement over 1993 sales of $34.6 million. Volume increased 6.3% at the New Braunfels, Texas plant during 1994, with increased sales to the steel, aluminum and building lime markets partially offset by a decline in sales of road stabilization lime. Volume declined 1.9% at the Kimballton, Virginia plant, with decreased sales of hydrate partially offset by increases in sales of quicklime and Cal-Dol.
A production curtailment of several days during the first quarter of 1994 as a result of severe weather conditions also contributed to the volume decline at the Kimballton facility. Prices improved an average of 1.5% at the Kimballton plant in 1994, with increases in quicklime and Cal-Dol prices partially offset by price reductions in hydrate. New Braunfels prices increased slightly, with increased building and road stabilization lime prices partially offset by reduced prices to the steel and aluminum markets.

Gross profit and operating profit at the Company's industrial lime operations declined 9.9% and 8.6%, respectively, during 1994. Contributing to the 1994 declines were increased depreciation expense due to increased capital expenditures at both plants, higher purchased raw material costs at the New Braunfels plant and increased group insurance costs at both plants. Partially offsetting these increases were reduced workers' compensation and palletizing costs at the New Braunfels plant and lower processing fuel costs at the Kimballton plant.

Selling and Administrative Expenses
-----------------------------------
Selling and administrative expenses increased 6.6% to $25.7 million in 1994 from $24.1 million in 1993. This increase was primarily due to increases in salaries and related costs, primarily resulting from the addition of General sales and research personnel, and increased legal fees primarily related to foreign trademark renewals, partially offset by reduced management incentives.

Interest Expense and Income
---------------------------
Interest expense increased 84.0% to $1.9 million in 1994 from $1.1 million in 1993 due to the additional debt associated with the General acquisition.
There were no bank line borrowings during either year. Interest income declined 4.8% to $1.3 million in 1994 from $1.4 million in 1993 due to interest received during 1993 in connection with partial recovery of a trade receivable previously written off. Interest income on time deposits increased in 1994 due to increased funds available for investing and higher interest rates.

Other Income, Net
-----------------
Other income increased 2.1% to $1.2 million in 1994, with gains on sales of land and a warehouse in Los Angeles partially offset by reduced royalty income and higher currency conversion losses on U.S. dollar denominated transactions at the Canadian subsidiary. The Company and its Canadian and U.K. subsidiaries typically transact business in their own currencies and, accordingly, are not subject to significant currency conversion gains and losses.

Equity in Net Income of Affiliates
----------------------------------
For the period August 1 through December 31, 1994, the Company's share of income from two Colombian affiliates acquired from General in August 1994 was $282,000.

Accounting Standards Not Yet Implemented
----------------------------------------
The Company is required to implement Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement 123), in 1996. The standard recommends the application of the fair value based method of accounting for stock-based compensation cost. The Company currently plans to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", by using the intrinsic value method of accounting. Beginning in 1996, the pro forma effects on net income and earnings per share as if the fair value based method of accounting as defined in Statement 123 had been applied will be disclosed.

Subsequent Event
----------------
On February 26, 1996, the Company announced plans to form a joint venture with SCANA Corporation to build and operate a $25 million industrial lime plant near Charleston, South Carolina. SCANA Corporation is an energy-based holding company headquartered in Columbia, South Carolina, with subsidiaries engaged in regulated energy and natural gas utility operations and other nonregulated energy-related businesses. The plant is expected to be operational by late 1997.

CONSOLIDATED STATEMENTS OF EARNINGS
-----------------------------------
(Dollars in thousands, except per share data)
------------------------------------------------------------------------------
Years ended December 31,                      1995         1994        1993
------------------------------------------------------------------------------
Net sales                                 $ 249,715    $ 195,918   $ 162,962
Cost of sales                               208,309      161,420     130,879
------------------------------------------------------------------------------
         Gross profit                        41,406       34,498      32,083

Expense and other income
     Selling and administrative expense      31,312       25,707      24,125
     Interest expense                         3,190        1,947       1,058
     Interest income                         (1,513)      (1,296)     (1,361)
     Minority interest in loss of
       partnership                              (67)         -           -
     Other income, net                       (1,881)      (1,155)     (1,131)
------------------------------------------------------------------------------
      Earnings before
          income taxes and cumulative
          effect of an accounting change     10,365        9,295       9,392

Income tax expense                            2,182        2,904       2,895
Equity in net income of affiliates             (781)        (282)        -
Minority interest in income of
  consolidated subsidiary                       164          -           -
------------------------------------------------------------------------------
         Earnings before
          cumulative effect of
          an accounting change                8,800        6,673       6,497

Cumulative effect of an accounting
  change - postemployment benefits,
  net of tax                                    -           (255)        -
------------------------------------------------------------------------------
         Net earnings                     $   8,800    $   6,418   $   6,497
==============================================================================
Earnings per common share
     before cumulative effect of
     an accounting change                 $    2.18    $    1.65   $    1.62

Cumulative effect of an accounting
  change - postemployment benefits,
  net of tax                                    -           (.06)        -
------------------------------------------------------------------------------
Net earnings per common share             $    2.18    $    1.59   $    1.62

Weighted average number of common shares  4,030,059    4,024,812   4,010,782

==============================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Dollars in thousands, except per share data)
------------------------------------------------------------------------------
December 31,                                               1995         1994
------------------------------------------------------------------------------
ASSETS

   Current assets
     Cash and cash equivalents                           $  9,284    $  9,637
     Trade receivables (net of allowances-1995, $1,930;
       1994, $1,992)                                       44,183      43,728
     Reimbursement due on paid asbestos claims              3,696      11,475
     Inventories                                           55,557      53,452
     Projected insurance recovery on asbestos claims       21,990      35,540
     Deferred income tax asset                              4,115       5,355
     Other                                                  6,411       4,965
------------------------------------------------------------------------------
        Total current assets                              145,236     164,152

     Property, plant and equipment, net                    96,785      95,412
     Non-current projected insurance recovery on
       asbestos claims                                    113,168      97,344
     Pension assets                                         9,071       9,166
     Intangible assets, net                                 3,941       2,069
     Other assets                                           5,367       4,979
------------------------------------------------------------------------------
Total assets                                             $373,568    $373,122
==============================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

     Current liabilities
       Accounts payable                                  $ 18,254    $ 22,874
       Accrued expenses
         Payrolls                                           6,281       6,044
         Taxes other than on income                         1,889       1,961
         Insurance reserves                                 4,657       6,995
         Current portion of projected asbestos claims      22,198      35,793
         Other                                              8,534      10,650
         Current maturities of long-term debt               2,705         139
         Income taxes                                       1,103       1,384
------------------------------------------------------------------------------
           Total current liabilities                       65,621      85,840

     Deferred income taxes                                 12,671      15,677
     Long-term non-pension benefits                        15,597      15,270
     Long-term pensions                                    14,233      12,472
     Long-term debt                                        34,384      37,023
     Non-current projected asbestos claims                115,048      99,802
------------------------------------------------------------------------------
           Total liabilities                              257,554     266,084
------------------------------------------------------------------------------
     Minority interests                                     2,015         -

     Stockholders' equity
         Preferred stock - $1 par value; authorized:
           2,000,000 shares; issued and outstanding: none     -           -
         Common stock - $1 par value; authorized:
           10,000,000 shares; issued: 4,486,221 in 1995
           and 4,475,629 in 1994                            4,486       4,476
         Additional paid-in capital                        72,770      72,739
         Retained earnings                                 56,981      49,279
         Less: Deferred foreign currency translation       (2,931)     (2,428)
               Treasury stock of 448,962 shares in 1995
                 and 448,347 shares in 1994, at cost       (9,018)     (9,003)
               Note receivable-ESOT                        (7,505)     (8,021)
               Minimum pension liability adjustment,
                 net of tax                                  (784)         -
               Deferred compensation-restricted stock         -            (4)
------------------------------------------------------------------------------
           Total stockholders' equity                     113,999     107,038
------------------------------------------------------------------------------
Total liabilities and stockholders' equity               $373,568    $373,122
==============================================================================
See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------
                                                                                       Minimum    Deferred
                                                      Deferred                         Pension    Compensa-
                                  Addi-               Foreign                 Note    Liability     tion-
                                  tional              Currency    Treasury   Receiv-   Adjust-    Restric-
                          Common  Paid-in   Retained  Transla-     Stock,     able-      ment,      ted
                          Stock   Capital   Earnings   tion       At Cost     ESOT    Net of Tax    Stock
------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1992       $2,973  $74,048    $37,536   $(1,800)   $(9,003)   $(8,921)    $ -        $(82)
-----------------------------------------------------------------------------------------------------------
Net earnings                                   6,497
Dividends ($.06 per share)                      (240)
Three-for-two stock split  1,486   (1,497)
Currency translation
  adjustment                                              (501)
Payment on ESOT note                                                             430
Other, net                            (59)         7                                                  56
------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1993        4,459   72,492     43,800    (2,301)    (9,003)    (8,491)      -         (26)
------------------------------------------------------------------------------------------------------------
Net earnings                                   6,418
Dividends ($.24 per share)                      (967)
Currency translation
  adjustment                                              (127)
Payment on ESOT note                                                             470
Other, net                    17      247         28                                                  22
------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1994        4,476   72,739     49,279    (2,428)    (9,003)    (8,021)      -          (4)
------------------------------------------------------------------------------------------------------------
Net earnings                                   8,800
Dividends ($.28 per share)                    (1,128)
Currency translation
  adjustment                                              (503)
Payment on ESOT note                                                             516
Minimum pension liability
  adjustment, net of tax                                                                  (784)
Other, net                    10       31         30                  (15)                             4
------------------------------------------------------------------------------------------------------------
Balance at
  December 31, 1995       $4,486  $72,770    $56,981   $(2,931)   $(9,018)   $(7,505)    $(784)      $ -
------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
------------------------------------------------------------------------------
Years ended December 31,                                1995     1994    1993
------------------------------------------------------------------------------
Cash flows from operating activities
  Net earnings                                       $ 8,800  $ 6,418 $ 6,497
  Adjustments for items not requiring (providing) cash
     Cumulative effect of an accounting change-
       postemployment benefits, net of tax               -        255     -
     Depreciation, depletion and amortization         10,174    8,725   7,671
     Deferred compensation earned                          4       22      56
     Stock compensation to directors                      23       28     -
     Provision for losses on accounts receivable         120      373     143
     Loss (gain) on sale of assets                    (1,272)    (403)    168
     Equity in undistributed earnings of affiliates     (227)    (282)    -
     Minority interest in earnings of consolidated
       subsidiary and partnership                         97      -       -
  Decrease (increase) in assets, net of effects from
    acquisitions
     Trade receivables                                 1,143   (4,924)   (968)
     Asbestos claim and fee reimbursements received   30,232   33,557  30,778
     Inventories                                      (1,758)  (4,968)  1,232
     Receivable and prepaid taxes                       (360)     509     -
     Other current assets                               (712)    (995)    (73)
  Increase (decrease) in liabilities, net of effects
    from acquisitions
     Accounts payable and accrued expenses            (9,925)    (225)  2,309
     Asbestos claims paid                            (23,937) (39,944)(32,851)
     Pensions                                            279      206     461
     Income taxes                                       (322)     782     275
     Deferred income taxes                            (1,185)    (575)    271
     Long-term non-pension benefits                      286      653     565
------------------------------------------------------------------------------
  Net cash provided by (used in) operating activities 11,460     (788) 16,534
------------------------------------------------------------------------------

Cash flows from investing activities
  Capital expenditures                               (10,156)  (6,482) (6,149)
  Decrease (increase) in other long-term assets         (726)     355    (126)
  Increase in pension assets                             (34)    (311) (1,004)
  Proceeds from sales of assets                        1,843      511     454
  Payment received on ESOT note                          516      470     430
  Acquisition of businesses, net of cash acquired     (1,614) (24,497)    -
------------------------------------------------------------------------------
  Net cash used in investing activities              (10,171) (29,954) (6,395)
------------------------------------------------------------------------------

Cash flows from financing activities
  Repayments of debt                                    (165)    (122)   (122)
  Proceeds from borrowings                               -     25,000     -
  Dividends paid                                      (1,128)    (967)   (240)
  Capital contributions from minority partner            121      -       -
  Exercised stock options                                  2      238     -
  Tax benefit on dividends paid to ESOT                   30       28       7
  Tax effect on restricted stock plan                      1       (2)    (59)
  Purchase of fractional shares in connection
    with stock split                                     -        -       (11)
------------------------------------------------------------------------------
  Net cash provided by (used in) financing activities (1,139)  24,175    (425)
------------------------------------------------------------------------------
Effect of exchange rate changes                         (503)    (127)   (501)
------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents    (353)  (6,694)  9,213
Cash and cash equivalents at beginning of year         9,637   16,331   7,118
------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $ 9,284  $ 9,637 $16,331
==============================================================================
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------
December 31, 1995, 1994 and 1993

Note 1:  Nature of Operations
-----------------------------
A. P. Green Industries, Inc. and its subsidiaries, collectively referred to as "A. P. Green" or "the Company", is a manufacturer of refractory products and industrial lime products. Refractory products, which accounted for 85% of 1995 revenues, are sold throughout North America and selected international markets to basic industries such as metals, glass, ceramics, paper and cement. Industrial lime products are sold to end-users for applications such as steel and aluminum production, pulp and paper processing, soil stabilization for road construction, water and waste water treatment and various environmental applications. The industrial lime market served is generally within a 300-mile radius of the Company's lime plants in New Braunfels, Texas and Kimballton, Virginia.

Note 2: Summary of Significant Accounting Policies
--------------------------------------------------
Basis of Presentation

The Company's consolidated financial statements include all wholly owned subsidiaries and majority owned subsidiaries. Equity investments of 20% to 50% are accounted for using the equity method. All intercompany balances and transactions have been eliminated and there are no significant related party transactions. Certain prior year amounts have been reclassified to conform to the 1995 presentation.

Cash and Cash Equivalents

A. P. Green considers all highly liquid debt instruments purchased with an
original maturity of three months or less to be cash equivalents.   Due to
their short maturity, these instruments are carried at cost which approximates fair value.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, trade receivables and accounts payable approximates fair value because of the short maturity of these instruments. The fair value of long-term debt is discussed in Note 9. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.

Reimbursement Due on Paid Asbestos Claims

A. P. Green makes expense and indemnity payments on asbestos product claims directly to the Center for Claims Resolution on behalf of certain insurers. Reimbursement due on paid asbestos claims represents the recoverable portion of such payments.

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

Intangible Assets

Intangible assets, primarily consisting of goodwill, customer lists, non-compete agreements, patents and trademarks, are amortized on a straight-line basis over the period benefited, which ranges from 5 to 12 years. Recoverability of these assets is considered in conjunction with the ongoing evaluation of long-term asset values.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of earnings during the period that includes the date of the change.

Deferred Foreign Currency Translation

The functional currencies of the Company's Canadian and United Kingdom subsidiaries and Colombian affiliates are their respective local currencies.

Adjustments resulting from the currency translation of these subsidiaries' and affiliates' financial statements are refle cted as a component of stockholders' equity. A. P. Green de Mexico transacts a significant portion of its business in U. S. dollars and, as such, uses the dollar as its functional currency.

Earnings Per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding and have been restated to reflect the three-for-two stock split effective December 10, 1993.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: New Ventures and Acquisitions
-------------------------------------
In January 1995, the Company formed INTOGREEN Co., a joint venture partnership with INTOCAST AG, to sell and install cast monolithic ladle linings to the steel industry in the United States, Canada and Mexico. INTOCAST AG, based in Germany, is a world leader in the development of cast ladle linings, which result in lower installation costs, reduced disposal of used refractory material and increased ladle availability to the steel plant.

Effective July 3, 1995, the Company acquired a 51% ownership interest in Plibrico de Mexico SA de CV, a refractory manufacturer located in Monterrey, Mexico. Plibrico de Mexico, which has been renamed A. P. Green de Mexico SA de CV, has one plant with annual sales of approximately $7.0 million. The purchase price and transaction costs totaled approximately $2.0 million and were paid in cash.

The acquisition was accounted for using the purchase method, with the operating results of A. P. Green de Mexico included in consolidated operating results since the date of acquisition. Goodwill of approximately $560,000, which represents the excess of cost and liabilities assumed over the fair value of tanigible assets acquired, is being amortized on a straight-line basis over a ten-year period.

Effective December 31, 1995, the Company acquired a 51% ownership interest in Lanxide ThermoComposites, Inc. (LTI). Prior to the acquisition, LTI was a wholly owned subsidiary of Lanxide Corporation of Newark, Delaware, which will continue to own a substantial minority interest in LTI. Immediately prior to the acquisition, LTI acquired Chiam Technologies, Inc., a company engaged in the sourcing of refractory products from several Chinese refractory producers.

LTI is concentrating on commercializing refractory products for the continuous casting segment of the steel industry utilizing ceramic composites technology licensed from Lanxide Corporation. The acquisition was accounted for using the purchase method, which had no impact on consolidated operating results due to the December 31 transaction effective date. Goodwill of approximately $870,000 for the two companies is being amortized on a straight-line basis over a ten-year period.

The acquisitions completed during 1995 were not material to the Company's financial condition or results of operations, either individually or in the aggregate. As such, no financial statements of the acquired companies for periods prior to the acquisitions or pro forma financial information reflecting the acquisitions as of the beginning of the year have been provided.

Effective August 1, 1994, the Company acquired substantially all of the assets and assumed most of the liabilities of the refractory operations of General Refractories Company and its affiliated companies (collectively referred to as "General"). These operations include ten plants in the United States, a plant near Toronto, Canada and 49% equity interests in two Colombian refractory companies. In addition to the assumption of designated liabilities, the Company paid at closing a cash amount of $23,450,000. The acquisition was accounted for using the purchase method, with the operating results of General included in consolidated operating results from the date of acquisition.

In connection with the General acquisition, the Company obtained Phase I and II Environmental Site Assessments (ESA) in order to determine the potential environmental impact of specific recognized environmental conditions at each of the acquired properties and estimate the costs for remediation. Based upon the results of the ESA and a report and opinion provided thereon, the Company established a $3.4 million liability for remediation costs (in other accrued expenses) as part of the General acquisition. The majority of this liability relates to leakage and spills from underground and aboveground storage tanks and drums, and action is being taken to remediate all identified conditions, which is expected to be completed within five years. Appropriate state agencies have been notified of contamination where required, and there have been no resulting actions taken or proposed by such agencies against the Company. There was no asbestos-related liability, either for bodily injury or property damage, assumed in connection with the General acquisition.

Note 4:  Reserves for Plant Closings
------------------------------------
The Company has reserves for estimated exit costs and termination benefits in connection with the shutdown of certain facilities in the U.S. and Canada. Three of the acquired General plants were closed during 1994, a $3.6 million reserve for which was established at the time of acquisition and included on the opening balance sheet. During 1995 this reserve was increased by approximately $330,000, primarily to revise estimates of employee termination benefits resulting from the sale of these facilities taking longer than anticipated. A $380,000 reserve was also established during 1995 for the closing of the Weston, Ontario plant. Substantially all employees at these facilities (approximately 210 in total) have been terminated and approximately $3.2 million of termination benefits and plant closing costs have been charged against the reserves to date. The U.S. facilities are held for sale at their estimated net realizable value. The income statement effect of establishment of and changes to these reserves in 1995 is included in cost of sales.

Note 5: Changes in Method of Accounting
---------------------------------------
Postemployment Benefits

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement 112). The standard requires application of the accrual method of accounting to all benefits provided to former or inactive employees, their beneficiaries and covered dependents, subsequent to their employment by the Company and prior to retirement, rather than recognizing these expenses as they are paid. The Company recognized the projected benefit obligation relating to short-term and long-term disability benefits as a cumulative effect of an accounting change, reducing net income by $255,000, or $.06 per share.

Note 6: Inventories
-------------------
Inventory classifications as of December 31, 1995 and 1994 were as follows:
-------------------------------------------------------------------
(In thousands)                                    1995      1994
-------------------------------------------------------------------
Finished goods and work in process
         Valued at LIFO
           FIFO cost                           $ 36,429  $ 36,233
           Less LIFO reserve                    (14,186)  (14,919)
                                                -------- ---------
              LIFO cost                          22,243    21,314
         Valued at FIFO                          10,404     9,033
                                               --------- ---------
                                                 32,647    30,347
                                               --------- ---------
Raw materials and supplies
         Valued at LIFO
           FIFO cost                             18,187    20,007
           Less LIFO reserve                     (5,234)   (5,875)
                                                --------- --------
              LIFO cost                          12,953    14,132
         Valued at FIFO                           9,957     8,973
                                                --------- --------
                                                 22,910    23,105
                                                --------- --------
                                               $ 55,557  $ 53,452
===================================================================
For the years ended December 31, 1995, 1994 and 1993, A. P. Green experienced liquidations of LIFO inventory quantities, none of which were significant.


Note 7: Property, Plant and Equipment, Net
------------------------------------------
Property, plant and equipment, net, as of December 31, 1995 and 1994 were as follows:
-------------------------------------------------------------------
(In thousands)                                    1995      1994
-------------------------------------------------------------------
Land and mineral deposits                      $  8,055  $   7,778
Buildings and realty improvements                46,580     45,618
Machinery and equipment                         134,915    128,911
Construction in progress                          5,015      2,973
                                                --------- ---------
                                                194,565    185,280

Less accumulated depreciation and depletion      97,780     89,868
                                                --------- ---------
                                               $ 96,785  $  95,412
===================================================================
Closed production facilities held for sale are included in other current assets at estimated net realizable value of $2.4 million as of December 31, 1995.

Note 8: Short-Term Lines of Credit
----------------------------------
Short-term lines of credit have been established with banks in the United Kingdom for 100,000 British Pounds and Canada for Cdn$250,000, each of which was unused at December 31, 1995 and 1994.

Note 9: Long-Term Debt
----------------------
Long-term debt as of December 31, 1995 and 1994 was as follows:
-------------------------------------------------------------------
(In thousands)                                    1995      1994
-------------------------------------------------------------------
Unsecured notes payable                        $ 25,068   $ 25,000
Industrial development revenue bonds             11,912     11,973
U.S. line of credit                                 -          -
Capitalized lease obligation                        109        189
                                               --------   --------
                                                 37,089     37,162
Less current maturities                           2,705        139
                                               --------   --------
                                               $ 34,384   $ 37,023
===================================================================
In 1994, the Company issued $25 million in principal amount of unsecured notes to a group of institutional lenders to finance the acquisition of General.
The notes bear an 8.55% fixed rate of interest, with semi-annual interest payments which commenced January 29, 1995. Annual principal repayments, which will be funded out of working capital, will commence July 29, 1996 and continue through July 29, 2001. A. P. Green is subject to certain restrictive covenants, including minimum levels of tangible net worth, working capital and fixed charge coverage, permitted encumbrances, loans from and to other institutions and restricted payments. Management does not expect these restrictive covenants to have a material adverse effect on A. P. Green's operations.

The capitalized lease expires in 1997 and carries an interest rate of 11.1%. A significant portion of the industrial development revenue bonds require the payment of interest only until they mature in 1997 and thereafter. Interest rates range from 70% of prime to 8.6%. Prime was 8.5% at December 31, 1995.

In 1995, the Company's U.S. long-term line of credit was increased to $30 million and extended to May 2, 1997. Restrictive covenants coincide with those reflected in the agreement associated with the unsecured notes payable. Borrowings under this line of credit may be made for working capital, acquisitions and other corporate purposes, with interest charged at the federal funds rate (5.5% at December 31, 1995) plus 2%. Approximately $5.3 million of standby letters of credit were outstanding against the line at December 31, 1995, leaving an available balance of approximately $24.7 million.

Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of the industrial development revenue bonds and unsecured notes payable would not differ materially from carrying value at December 31, 1995. Aggregate maturities of long-term debt are approximately $3.5 million, $5.1 million, $5.1 million and $5.0 million for 1997 through 2000, respectively. The net book value of property, plant and equipment pledged as security or collateral for outstanding long-term debt was approximately $2.6 million at December 31, 1995.

Note 10: Income Taxes
---------------------
Income tax expense (benefit) attributable to earnings from continuing operations for the years ended December 31, 1995, 1994 and 1993 consists of the following:
-------------------------------------------------------------------
(In thousands)                        1995     1994      1993
-------------------------------------------------------------------
Current
    Federal                        $ 2,347   $ 2,774   $ 1,536
    State                              514       423       367
    Foreign                            539       280       264
Deferred                            (1,218)     (573)      728
                                    -------   -------   -------
                                   $ 2,182   $ 2,904   $ 2,895
===================================================================

The following schedule provides a reconciliation between expected tax at the U.S. statutory tax rate and the effective tax rate (total provision for income taxes as a percentage of earnings before income taxes). During 1995, a review of tax years 1988 through 1993 was completed by the Internal Revenue Service, resulting in less taxes than accrued. Accordingly, the Company reduced its provision for federal income taxes by $1.1 million.
----------------------------------------------------------------------
                                             1995      1994      1993
----------------------------------------------------------------------
U.S. statutory rate                         34.0%      34.0%    34.0%
Transfer of appreciated land                 -          -       (4.7)
Reversal of provision for closed tax years  (9.7)       -         -
Excess tax depletion                        (4.0)      (4.2)    (4.1)
State and local income taxes, net            2.1        2.0      1.7
Foreign tax rate differential                 .9         .3       .1
Other, net                                  (3.4)      (1.8)     3.8
                                         -------    -------  -------
     Effective tax rate                     19.9%      30.3%    30.8%
======================================================================

The components of deferred tax expense (benefit) consist of the following:
----------------------------------------------------------------------
(In thousands)                             1995       1994      1993
----------------------------------------------------------------------
Accelerated tax depreciation             $(1,532)  $ (1,145)  $ (951)
Accrued liabilities and allowances          (438)     1,250      516
Allowances for asset valuation              (227)    (1,346)     -
Capital loss utilization                      38        120       45
Net operating loss utilization                 5          5    1,783
Alternative minimum tax utilization
  (carryforward)                             800        183     (409)
Other, net                                   136        360     (256)
                                         -------    -------  -------
    Total deferred tax provision         $(1,218)  $   (573) $   728
======================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 consist of the following:
-------------------------------------------------------------------------
(In thousands)                                    1995               1994
-------------------------------------------------------------------------
Deferred tax assets

  Accrued liabilities, differences in
    expense recognition                         $11,341            $12,087
  Alternative minimum tax carryforwards             448              1,248
  Inventories, overhead capitalization
    differences                                      76                492
  Capital loss carryforward                         395                432
  Restricted stock, differences in
    compensation recognition                        -                   18
  Net operating loss carryforwards                  280                 42
                                                -------            -------
                                                 12,540             14,319
Less valuation allowance                            -                  -
                                                -------            -------
                                                 12,540             14,319
Deferred tax liabilities                        -------            -------

  Fixed assets, principally depreciation
    method differences                           15,897             17,159
  Prepaid pension costs                           1,452              2,728
  State, local and other taxes                    1,194              2,423
  Inventories, differences in LIFO methods        2,365              1,917
  Asset valuation differences                       188                415
                                                -------            -------
                                                 21,096             24,642
                                                -------            -------
Net deferred tax liability                      $ 8,556            $10,323
==============================================================================
At December 31, 1995, A. P. Green has alternative minimum tax credit carryforwards of approximately $448,000 which are available to reduce future federal ordinary income taxes over an indefinite period. Management believes it is more likely than not that all deferred tax assets will be realized and, accordingly, no valuation allowance is required. Tax years subject to review by the Internal Revenue Service are 1994 and 1995.

A. P. Green has not recognized a deferred tax liability for the undistributed earnings of its wholly owned foreign subsidiaries that arose in 1995 and prior years since the Company does not expect those unremitted earnings to become taxable in the foreseeable future. A deferred tax liability will be recognized, if necessary, when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The remittance of foreign earnings subjected to tax at a rate greater than the U.S. rate may create a tax asset for the Company to the extent foreign tax credits may be generated and are able to be utilized. As of December 31, 1995, 1994 and 1993, the undistributed earnings of these subsidiaries were approximately $4.2 million, $3.3 million and $2.9 million, respectively.

Note 11: Incentive Plans
------------------------
A. P. Green maintains the 1987 Long-Term Performance Plan (the 1987 Plan), the 1989 Long-Term Performance Plan (the 1989 Plan) and the 1993 Performance Plan (the 1993 Plan). Under each of the plans, common stock has been reserved for issuance in the form of incentive stock options, nonqualified stock options, restricted stock and performance shares. Under the 1987 plan, shares are also available for issuance in the form of stock appreciation rights. Following is a summary by Plan of the common shares issued and available for issuance:
------------------------------------------------------------------------------
                                         1987       1989       1993
                                         Plan       Plan       Plan      Total
------------------------------------------------------------------------------

Common stock reserved for issuance     195,000    195,000    225,000   615,000

Shares issued                          100,500     64,121      9,000   173,621

Shares committed in the form of
  stock options                         86,250    100,500    191,250   378,000
                                       -------    -------    -------   -------
Remaining shares available for grant     8,250     30,379     24,750    63,379
==============================================================================
At December 31, 1995, restrictions had lapsed with respect to all of the shares issued as restricted stock. Compensation expense relating to the restricted stock grants is recognized over the applicable vesting periods and the unamortized portion of the deferred compensation related to the restricted stock is reflected as a component of stockholders' equity.

Stock options outstanding under each of the plans and their respective exercise prices are summarized as follows:
-----------------------------------------------------------------------------
                                  Number of      Exercise      Price at Which
                                   Shares          Price         Exercisable
-----------------------------------------------------------------------------

     1987 Plan                      86,250        $18.33             N/A
                                   -------
     1989 Plan                       6,000         18.33             N/A
                                    94,500         13.33             N/A
                                   -------
                                   100,500
                                   -------
     1993 Plan                      26,250         12.33           $15.33(1)
                                    41,250         12.33            17.00(1)
                                    41,250         12.33            18.67(1)
                                    41,250         12.33            20.00(1)
                                    41,250         12.33            22.00(1)
                                   -------
                                   191,250
                                   -------
                                   378,000
==============================================================================
(1) At December 31, 1995, the options having a price at which exercisable of $15.33, $17.00, $18.67 and $20.00 per share were exercisable. None of the remaining options having an exercise price of $12.33 per share were exercisable, as the last transaction price of the common stock had not equaled or exceeded $22.00 per share for 30 consecutive trading days.

All of the options having exercise prices of $18.33 and $13.33 per share were exercisable at December 31, 1995. All of the options having an exercise price of $12.33 become exercisable if, prior to February 18, 1998 and for a period of 30 consecutive trading days, the last transaction price of the common stock equals or exceeds the price at which the options become exercisable as outlined above. To the extent these options become exercisable, they will remain exercisable until February 18, 2003. To the extent that all or a portion of the options do not become exercisable due to failure to reach the designated stock price levels, such options will become exercisable for one day on February 19, 1998.

During 1995, a total of 1,500, 9,000 and 9,000 options were exercised at prices of $18.33, $13.33 and $12.33, respectively. In addition, 6,000 options expired due to termination of employment. There were no options granted during 1995.

Note 12: Pension Plans
----------------------
A. P. Green has various pension plans covering substantially all employees. Plan benefits are generally based on years of service and compensation during the last years of employment. A. P. Green's contributions are made in accordance with independent actuarial reports to meet minimum funding requirements. The Company contributed $2.1 million and $578,000 to these plans during 1995 and 1994, respectively. Contributions were made primarily to fund the General plans. The plans' assets consist primarily of listed common stocks and debt securities. Net pension (income) expense for the years ended December 31, 1995, 1994 and 1993 included the following components:
-----------------------------------------------------------------------------
(In thousands)                                    1995      1994        1993
-----------------------------------------------------------------------------
Service cost of benefits earned during period    $ 1,676   $ 1,793   $ 1,289
Interest cost on projected benefit obligations     8,703     6,751     5,554
Actual (gain) loss on assets                     (20,964)    1,055   (10,149)
Net amortization and deferral                     12,454    (8,892)    2,754
                                                --------  --------  --------
  Net pension (income) expense                     1,869       707      (552)
Multiemployer pension expense                        170       181       179
                                                --------  --------  --------
  Total pension (income) expense                 $ 2,039   $   888   $  (373)
==============================================================================

The majority of the Company's pension plans have plan assets that exceed accumulated benefit obligations. However, of the plans acquired from General in 1994, three of the four plans have accumulated benefit obligations that exceed plan assets. The following table sets forth the actuarial present value of benefit obligations and funded status for all of the Company's pension plans at December 31, 1995 and 1994. Plan asset values and benefit obligations are measured as of September 30, 1995 and 1994:
------------------------------------------------------------------------------
(In thousands)                             1995                    1994
                                   --------------------   --------------------
                                   Assets   Accumulated   Assets   Accumulated
                                   Exceed     Benefits    Exceed     Benefits
                                 Accumulated   Exceed   Accumulated   Exceed
                                  Benefits     Assets    Benefits     Assets
------------------------------------------------------------------------------
Accumulated benefit obligations,
   substantially all of which
   are vested                    $(90,318)   $(27,585)   $(76,994)  $(23,903)
 Effect of projected future
   compensation levels             (7,442)        (24)     (5,800)       -
                                 --------    --------    --------   --------
  Projected benefit obligations   (97,760)    (27,609)    (82,794)   (23,903)
Plans' assets at fair value        99,899      15,597      87,694     13,686
                                 --------    --------    --------   --------
  Excess (deficiency)               2,139     (12,012)      4,900    (10,217)
 Unrecognized net asset at
  transition                       (3,576)        (24)     (4,073)       (27)
 Unrecognized net (gain) loss       4,794         827       2,747     (1,500)
Unrecognized prior service cost     4,036         582       4,610         82
Minimum pension liability adjustment  -        (1,598)        -          -
                                 --------    --------    --------   --------
  Prepaid (accrued) pension cost $  7,393    $(12,225)   $  8,184   $(11,662)
==============================================================================
In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company recorded an additional minimum pension liability of approximately $1.6 million at December 31, 1995. This minimum liability represented the excess of unfunded accumulated benefit obligations over recorded pension liabilities, determined on an individual plan basis. A corresponding amount was recorded as an intangible asset except to the extent the minimum liability for a particular plan exceeded the related unrecognized prior service cost, in which case the excess was recorded as a reduction of stockholders' equity. As of December 31, 1995, an intangible asset of approximately $345,000 was recorded, along with a reduction in stockholders' equity of $784,000, net of related tax benefits. No minimum pension liability adjustment was required as of December 31, 1994.

U.S. Pensions
-------------
The expected long-term rate of return on plan assets was 8.75% for 1995 and 8.5% for 1994 and 1993. A weighted average discount rate of 7.5% was used for
1995, 8.25% was used for 1994 and 7.5% was used for 1993.   A rate of increase
in future compensation levels of 5.0% for 1995, 1994 and 1993 was used in determining the actuarial present value of projected benefit obligations on all except hourly, collectively bargained plans.

Canadian Pensions
-----------------
The expected long-term rate of return on plan assets was 8.5% for 1995, 1994 and 1993. A weighted average discount rate of 8.0% was used for all three years, and a 5.0% rate of increase in future compensation levels was used for 1995, 6.5% for 1994 and 1993.

Non-Employee Director Retirement Plan
-------------------------------------
During 1995, the Company adopted a retirement plan for its non-employee directors who retire from the Company's Board of Directors with a minimum of five years of service on the Board. Such directors will receive, for a period of ten years from the date of retirement, an annual amount equal to the annual compensation in effect at the date of retirement multiplied by 10% for each year of service, to a maximum of 100%. Benefits to be paid under the plan are accrued over the remaining period to retirement of the covered directors. The related expense for the plan was approximately $355,000 for the year ended December 31, 1995.

Note 13: Long-Term Non-Pension Benefits
---------------------------------------
The Company sponsors two defined benefit postretirement plans that cover both salaried and nonsalaried employees. One plan provides health care benefits to employees hired prior to January 1, 1991 and the other provides life insurance benefits. The health care plan is contributory, with retiree contributions, deductibles and benefit levels adjusted periodically; the life insurance plan is noncontributory. Under the terms of its health care plan, based on anticipated increases in future health care costs, the retirees' share of total costs will be adjusted so that the Company's share will not increase more than 7% per annum. The Company maintains the right to adjust benefits, deductibles, contributions or the Company's share of increases, at its sole discretion, at future dates.

The following table sets forth the actuarial present value of the plans' benefit obligations at December 31, 1995 and 1994. The accumulated postretirement benefit obligation was measured as of September 30, 1995 and 1994.
------------------------------------------------------------------------------
(In thousands)                                            1995      1994
------------------------------------------------------------------------------
Accumulated postretirement benefit obligation

    Retirees, dependents and beneficiaries              $12,198   $10,360
    Fully eligible active plan participants               2,588     1,341
    Other active plan participants                        3,353     1,928
                                                        -------   -------
Accumulated postretirement benefit obligation            18,139    13,629
Unrecognized prior service cost                            (231)      -
Unrecognized net gain (loss) from past experience
  different from that assumed                            (2,844)    1,086
                                                        -------   -------
  Accrued postretirement benefits other than pensions   $15,064   $14,715
==============================================================================

The Company's postretirement health care plan and life insurance plan are unfunded; the accumulated postretirement benefit obligation at December 31, 1995 and 1994 is $17.0 million and $12.7 million, respectively, for the health care plan and $1.1 million and $906,000, respectively, for the life insurance plan.

Net postretirement benefits cost other than pensions for the years ended December 31, 1995, 1994 and 1993 included the following components:
-----------------------------------------------------------------------------
(In thousands)                           1995      1994     1993
-----------------------------------------------------------------------------
Service cost of benefits earned
  during the period                    $   344   $   355  $   337
Interest cost on accumulated
  postretirement benefit obligation      1,106     1,044    1,051
                                       -------   -------  -------
  Net postretirement benefits cost
    other than pensions                $ 1,450   $ 1,399  $ 1,388
==============================================================================

For measurement purposes, an 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 5% by 2001 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the health care plan as of December 31, 1995 by 2.6%, or $445,000, and would increase the service and interest costs of net postretirement health care benefits for the year then ended by 3.3%, or $46,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% at December 31, 1995, 8.25% at December 31, 1994 and 7.5% at December 31, 1993.

As discussed in Note 5, the Company adopted Statement 112 effective January 1, 1994. This standard requires use of the accrual method of accounting for benefits provided to former or inactive employees after employment but before retirement, rather than recognizing these expenses as they are paid. The projected benefit obligation relates to short-term and long-term disability benefits provided by the Company to salaried employees. The annual incremental expense for 1995 and 1994 was not material and the projected benefit obligation was $533,000 and $555,000 as of December 31, 1995 and 1994, respectively.

Note 14: Employee Savings Plans
-------------------------------
The Company sponsors two defined contribution employee savings plans under
Section 401(k) of the Internal Revenue Code. In one plan, all U.S. full-time salaried employees and the hourly employees of certain plants are eligible to participate. Participants are entitled to contribute between 2% and 15% of compensation. The Company makes contributions to the Employee Stock Ownership Trust. Amounts charged against income were approximately $1.2 million, $1.2 million and $1.4 million in 1995, 1994 and 1993, respectively.

The other plan, instituted in 1991, covers employees at certain locations who have negotiated participation through collective bargaining. Participants are eligible to contribute between 2% and 15% of compensation. For some of these locations, the Company matches 25% of the first 6% of a participant's contribution. Amounts charged against income were approximately $214,000, $151,000 and $128,000 in 1995, 1994 and 1993, respectively.

Note 15: Employee Stock Ownership Trust
---------------------------------------
The Company sponsors an Employee Stock Ownership Trust (ESOT). All U.S. full-time salaried employees and the hourly employees of certain plants are eligible to participate. The ESOT purchased a total of 447,760 previously unissued shares of A. P. Green common stock. The shares were issued to the ESOT in accordance with the Stock Purchase Agreement between LaSalle National Bank, as Trustee, and A. P. Green. The aggregate purchase price of $10.0 million was financed entirely by A. P. Green. To secure the financing, the ESOT has pledged the shares to A. P. Green. A. P. Green makes the necessary contributions to the ESOT.

------------------------------------------------------------------------------
(In thousands)                                1995        1994        1993
------------------------------------------------------------------------------
Interest payments on ESOT debt              $  762      $  806      $  847
Principal payments                             515         471         430
Less
   Dividends on ESOT shares used for
     debt service                             (114)       (104)        (27)
   Forfeitures                                (104)        (58)         -
   Interest income                              (3)         -           -
                                            ------      ------      ------
Contributions to ESOT                        1,056       1,115       1,250
Administrative expenses                        147         159         127
                                            ------      ------      ------
Employee savings plan cost                  $1,203      $1,274      $1,377
==============================================================================
The loan to the ESOT is repayable in annual installments extending through September 30, 2004. Interest is payable semiannually at 9.5% per annum. The note receivable from the ESOT is reflected as a reduction of stockholders' equity in the accompanying consolidated financial statements. The Company recognized interest income on the ESOT note of $750,000, $795,000 and $837,000 in 1995, 1994 and 1993, respectively.

Note 16: Preferred and Common Stock
-----------------------------------
The Company's preferred stock can be issued in one or more series without stockholder approval. A Preferred Share Purchase Right (Right) is attached to each outstanding share of common stock. The Rights become exercisable 10 days following a public announcement that a party acquired, or obtained the right to acquire, beneficial ownership of 20% or more of A. P. Green's outstanding common shares, or 10 days following commencement or announcement of a tender offer or exchange offer for 30% or more of A. P. Green's outstanding common shares. When exercisable, each Right entitles the registered holder to purchase from A. P. Green 1/10 of a share of a junior participating preferred stock, Series A, $1 par value per share, which is substantially similar to one common share, at a price of $45 per 1/10 of a preferred share, subject to adjustment. If A. P. Green is involved in a merger or business combination or if the acquiring entity engages in "self dealing transactions" after the Rights become exercisable, the Rights will entitle the holder to buy a number of shares of common stock of the acquiring company or of A. P. Green, as the case may be, having a fair market value at that time of twice the exercise price of the Right.

Note 17: Supplemental Financial Information
-------------------------------------------
Cash payments and selected non-cash investing and financing activities during 1995, 1994 and 1993 were as follows:
-----------------------------------------------------------------------
(In thousands)                        1995        1994        1993
-----------------------------------------------------------------------
Income taxes paid                   $4,093      $2,125      $2,401
Interest paid                        3,191       1,039       1,058
==============================================================================
Other non-cash activities during 1993 included a write-up to fair value of land in Little Rock, Arkansas and the transfer of that property to the City of Little Rock.

Rental payments were approximately $1.0 million in each of the last three years. Minimum future payments under non-cancellable operating leases are approximately $1.0 million in 1996 and decline progressively to $0 after 2000. In most cases, management expects expiring leases will be replaced by similar leases.

Research and development costs are expensed as incurred and amounted to approximately $2.9 million, $2.5 million and $2.2 million during 1995, 1994 and 1993, respectively.

Note 18: Litigation
-------------------
Asbestos-Related Claims - Personal Injury
-----------------------------------------
A. P. Green is among numerous defendants in lawsuits pending as of December 31, 1995 that seek to recover compensatory and, in many cases, punitive damages for personal injury allegedly resulting from exposure to asbestos-containing products.

A. P. Green is a member of the Center for Claims Resolution (the Center), an organization of twenty companies (Members) who were formerly distributors or manufacturers of asbestos-containing products. The Center administers, evaluates, settles, pays and defends all of the asbestos-related personal injury lawsuits involving its Members. Under the terms of the Center Agreement, each Member's portion of the liability payments and defense costs are based upon, among other things, the numbers and types of claims brought against it.

Claims activity for the Company for each of the years ended
December 31, 1995, 1994 and 1993, based upon information provided by the Center, was as follows:

------------------------------------------------------------------------------
                                          1995        1994        1993
------------------------------------------------------------------------------
Claims pending at January 1              50,920      52,122      50,007
Claims filed                             12,560      14,836      26,100
Cases settled, dismissed or
 otherwise resolved                     (15,113)    (16,038)    (23,985)
                                        -------     -------     -------
Claims pending at December 31            48,367      50,920      52,122
                                        =======     =======     =======
Average settlement amount per claim(1)  $ 1,778     $ 1,816     $ 1,728
==============================================================================
(1) Substantially all settlements are covered by the Company's insurance program.


On January 15, 1993, the Members were named as defendants in a class action lawsuit brought on behalf of all persons who have been occupationally exposed to asbestos-containing products of the Members and who have unasserted claims for such exposure (the Class) pursuant to Federal Rule of Civil Procedure 23(b)(3) in the Federal District Court for the Eastern District of Pennsylvania. At about the same time, the Center negotiated and filed with the Court a settlement (the Settlement) between the Members and the Class. Under the terms of the Settlement, the Members have agreed to pay compensation to any member of the Class who has, according to objective medical criteria, physical impairment as a result of such exposure. Different levels of compensation will be paid depending on the type and degree of physical impairment. No punitive damages will be paid. The Settlement provides, among other things, for a cap on the number of claims to be processed each year during the next ten years and a range of settlement values for each disease category. Settlement values are based on historical average payments by the Center for similar cases. Each Member will be responsible for its percentage share of each claim payment (no joint and several liability), such shares having been previously established. Hearings were held to determine the fairness of the Settlement and the court ruled that the Settlement was fair and enjoined Class members from filing lawsuits in the tort system against the Members. The Center is processing and settling claims filed by Class members pursuant to the Settlement. This ruling has been appealed by certain objectors.

In a third-party action filed simultaneously with the class action (and in parallel Alternate Dispute Resolution proceedings), the Members have asked for a declaratory judgment against their respective insurers that such insurers cannot use the Settlement as a defense to their payment under applicable policies of insurance. The Settlement is expressly contingent upon such declaratory relief. In addition, some Members, including A. P. Green, have asked for a declaratory judgment against their insurers with whom they have not reached coverage resolutions. No decision has been rendered at this date with respect to these issues.

Under the assumption that it receives these court approvals, the Settlement has provided the Company with a basis for estimating its potential liability and related insurance recovery associated with asbestos cases. The Company has reviewed its insurance policies, historical settlement amounts, the number of pending cases and the projected number of claims to be filed pursuant to the Settlement and the Company's share of amounts to be paid thereunder. The Company has also reviewed its contractual liability for the payment of deductibles under certain insurance policies insuring The E. J. Bartells Company (Bartells), a former subsidiary, against asbestos-related personal injury claims, such policies having been issued when Bartells was owned by
A. P. Green. Additionally, the Company has reviewed the claims asserted by Bartells against the issuers of such policies and any exposure of the Company to such claims. Based upon such reviews, the Company has projected its liability for such cases and claims to be approximately $137.2 million and $135.6 million at December 31, 1995 and 1994, respectively, with partially offsetting projected insurance reimbursements of approximately $135.2 million and $132.9 million, respectively. While management understands the inherent uncertainty in litigation of this type and the possibility that past costs may not be indicative of future costs, management does not believe that these claims and cases will have any additional material adverse effect on the Company's financial position or results of operations. Management anticipates the Company's payments for these claims will occur over at least ten years and can be made from normal operating cash sources.

In addition to asbestos-related personal injury claims asserted against
A. P. Green, a number of claims have been asserted against Bigelow-Liptak Corporation (now known as A. P. Green Services, Inc.), a subsidiary of the Company. These claims have been and are currently being handled by such subsidiary's insurance carriers. Except for deductible amounts or retentions provided under insurance policies, no claim for reimbursement of defense or indemnity payments has been made against the Company or such subsidiary by any such carriers.

Asbestos-Related Claims-Property Damage
---------------------------------------
A. P. Green is among numerous defendants in a property damage class action suit pending in South Carolina. A. P. Green previously has been dismissed from a number of property damage cases and believes that it should be dismissed from the South Carolina case based on the end uses of its products. A similar suit pending in the State of Oregon involves a former wholly owned subsidiary of the Company and is being defended by the Company's insurance carrier. Based upon the Company's history in these asbestos-related property damage claims, management does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's financial position or results of operations.

There was no assumption by the Company of asbestos-related liability, either personal injury or property damage, in connection with the August 1994 General acquisition.

Environmental
-------------
The EPA or private parties have named the Company or one of its subsidiaries as a potentially responsible party in connection with two superfund sites in the United States. The Company is a de minimis party with respect to one of the sites and expects to arrive at a settlement agreement and consent decree with respect to it for an amount of not more than $10,000. With respect to the second, involving a wholly owned subsidiary of the Company, there does not appear to be any evidence of delivery to the site of hazardous material by the subsidiary. An estimate has been made of the costs to be incurred in these matters and the Company has recorded a reserve respecting those costs.

Other
-----
From time to time, A. P. Green is subject to claims and other lawsuits that arise in the ordinary course of business, some of which may seek damages in substantial amounts, including punitive or extraordinary damages. Reserves for these claims and lawsuits are recorded to the extent that losses are deemed probable and are estimable. In the opinion of management, the disposition of all current claims and lawsuits will not have a material adverse effect on the consolidated financial position or results of operations of A. P. Green.

Note 19: Industry and Geographic Segments
-----------------------------------------
A. P. Green operates principally in two industry segments: Industrial Lime and Refractory Products and Services. Segment net sales include products sold and services rendered to unaffiliated customers. Interindustry segment sales were immaterial for the periods presented. No single customer accounted for more than 10% of consolidated annual net sales in any such period. Segment operating profit includes all costs and expenses directly related to the segment involved and a reasonable allocation of general costs and expenses which benefit more than one segment. General corporate expenses, interest income and interest expense are shown as separate line items in order to arrive at consolidated earnings before income taxes and cumulative effect of an accounting change. Corporate identifiable assets include those assets maintained for corporate purposes, which are not directly related to the operations of either industry segment.

Industry Segments
-----------------------------------------------------------------------
(In thousands)                        1995        1994        1993
-----------------------------------------------------------------------
Net Sales
-----------------------------------------------------------------------
Refractory products and services   $212,203     $160,933     $128,627
Industrial lime                      37,727       35,144       34,587
Intersegment eliminations              (215)        (159)        (252)
                                 ----------  -----------  -----------
                                   $249,715     $195,918     $162,962
=======================================================================
Operating Profit
-----------------------------------------------------------------------
Refractory products and services   $ 12,565     $ 11,463     $ 10,222
Industrial lime                       6,911        5,429        5,939
                                  ----------  -----------  -----------
                                     19,476       16,892       16,161
                                  ----------  -----------  -----------
Other charges to income
  General corporate
    expenses, net                     7,434        6,946        7,072
  Interest expense                    3,190        1,947        1,058
  Interest income                    (1,513)      (1,296)      (1,361)
                                  ----------  -----------  -----------
                                      9,111        7,597        6,769
                                  ----------  ----------- -----------
Earnings before income taxes
  and cumulative effect of an
  accounting change                $ 10,365     $  9,295     $  9,392
======================================================================
Identifiable Assets
----------------------------------------------------------------------
Refractory products and services   $313,165     $311,514     $273,061
Industrial lime                      47,698       47,995       45,827
Corporate                            12,705       13,613       20,426
                                  ----------  ----------  -----------
                                   $373,568     $373,122     $339,314
=====================================================================
Depreciation, Depletion and Amortization
---------------------------------------------------------------------
Refractory products and services   $  6,375     $  4,967     $  4,336
Industrial lime                       2,751        2,653        2,419
Corporate                             1,048        1,105          916
                                 ----------  -----------   ----------
                                   $ 10,174     $  8,725     $  7,671
=====================================================================
Capital Expenditures
---------------------------------------------------------------------
Refractory products and services   $  7,597     $  2,154     $  1,448
Industrial lime                       2,137        3,482        4,220
Corporate                               422          846          481
                                 ----------  -----------  -----------
                                   $ 10,156     $  6,482     $  6,149
=====================================================================

A. P. Green's principal operations are located in the United States, the United Kingdom, Canada, Mexico and the Far East. Transactions between geographic areas are accounted for on an "arm's-length" basis. Export sales to foreign, unaffiliated customers represent less than 10% of consolidated annual net sales.

---------------------------------------------------------
Geographic Segments
---------------------------------------------------------
(In thousands)            1995       1994        1993
---------------------------------------------------------
Net Sales
---------------------------------------------------------
United States          $219,571    $176,869    $147,362
Canada                   24,045      17,876      12,013
United Kingdom            9,745       7,336       8,316
Mexico                    3,242         -           -
Intersegment transfers   (6,888)     (6,163)     (4,729)
                      ---------- ----------- -----------
                       $249,715    $195,918    $162,962
=========================================================
Earnings Before Income Taxes and Cumulative Effect
  of an Accounting Change
---------------------------------------------------------
United States          $  7,935    $  8,215    $  8,598
Canada                    1,416         744         394
United Kingdom              673         336         400
Mexico                      341         -           -
                      ---------- ----------- -----------
                       $ 10,365    $  9,295    $  9,392
=========================================================
Identifiable Assets
---------------------------------------------------------
United States          $330,285    $339,380    $307,967
Canada                   18,000      15,887       7,301
United Kingdom            5,020       4,242       3,620
Mexico                    5,451         -           -
Far East                  2,107         -           -
Corporate                12,705      13,613      20,426
                      ---------- ----------- -----------
                       $373,568    $373,122    $339,314
=========================================================

Note 20: Quarterly Financial Highlights (Unaudited)
---------------------------------------------------
(Dollars in thousands, except per share data)

                         First   Second    Third   Fourth
                        Quarter  Quarter  Quarter  Quarter
                        -------  -------  -------  -------
1995
Net sales               $61,889  $64,315  $62,652  $60,859
Gross profit             10,438    9,959   11,188    9,821
Net earnings              1,688    2,506    2,265    2,341
Net earnings per
  common share              .42      .62      .56      .58
-----------------------------------------------------------
1994
Net sales               $37,503  $40,849  $54,255  $63,311
Gross profit              6,106    7,452    9,288   11,652
Earnings before
  cumulative effect of
  an accounting change      436    1,356    2,176    2,705
Cumulative effect of
  an accounting change     (255)     -        -        -
                        -------  -------  -------  -------
Net earnings                181    1,356    2,176    2,705

Earnings per common
  share before
  cumulative effect of
  an accounting change      .11      .34      .54      .66
Cumulative effect of
  an accounting change     (.06)     -        -        -
                        -------  -------  -------  -------
Net earnings per
  common share              .05      .34      .54      .66
===========================================================


                   INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
A. P. GREEN INDUSTRIES, INC.:

We have audited the accompanying consolidated statements of financial position of A. P. Green Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of A. P. Green's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of
A. P. Green Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in note 5 of notes to consolidated financial statements, the Company changed its method of accounting for postemployment benefits in 1994.

/s/ KPMG Peat Marwick LLP


St. Louis, Missouri
February 9, 1996


COMPARATIVE FIVE-YEAR SUMMARY
 (Dollars in thousands, except
     per share data)
----------------------------------------------------------------------------------------------
For years ended December 31,       1995         1994         1993         1992        1991
----------------------------------------------------------------------------------------------
Operating Items
Net sales                        $249,715     $195,918     $162,962     $168,309    $170,298
Gross profit                       41,406       34,498       32,083       24,217      17,762
Earnings (loss) before
    income taxes and
    cumulative effect of
    accounting changes             10,365        9,295        9,392       (5,188)     (7,833)
Earnings (loss) before
  cumulative effect of
  accounting changes                8,800        6,673        6,497       (3,167)     (4,963)
Cumulative effect of
  accounting changes,
  net of tax                          -           (255)         -         (4,134)        -
                                ---------     --------     --------     --------    --------
Net earnings (loss)                 8,800        6,418        6,497       (7,301)     (4,963)

Per share data(1)
  Earnings (loss)
   before cumulative
   effect of accounting
   changes, net of tax           $   2.18     $   1.65     $   1.62    $    (.79)    $ (1.24)
  Cumulative effect of
   accounting changes,
   net of tax                        -            (.06)        -           (1.03)       -
                                 --------     --------     --------     --------    --------
  Net earnings (loss)
   per common share                  2.18         1.59         1.62        (1.82)      (1.24)

  Dividends                           .28          .24          .06         -            .30

Other Financial Items
Working capital                  $ 79,615     $ 78,312     $ 54,198     $ 45,714    $ 46,138
Current ratio                       2.2:1        1.9:1        1.9:1        1.8:1       2.0:1
Capital expenditures             $ 10,156     $  6,482     $  6,149     $  3,622    $  6,442
Depreciation, depletion
    and amortization               10,174        8,725        7,671        7,546       7,013
Total assets                      373,568      373,122      339,314      343,412     368,468
Long-term debt                     34,384       37,023       12,160       12,284      16,017
Stockholders' equity              113,999      107,038      100,930       94,751     102,765
Debt to total
    capitalization(2)                24.5%        25.8%        10.8%        11.6%       17.8%
==============================================================================================

(1) All per share data has been restated to reflect the December 10, 1993 three-for-two stock split.

(2) Calculated as total Debt (long-term debt including current maturities) divided by total stockholders' equity plus total Debt.


Common Stock, Market Prices and Dividends

A. P. Green Industries, Inc.'s common stock is traded in the over-the-counter market, and its quotations are reported in the National Market System of the NASDAQ Stock Market under the symbol APGI. The approximate number of stockholders of record of A. P. Green's common stock at December 31, 1995 was 3,900.

The following table sets forth the high and low per share sale prices as reported in the NASDAQ Stock Market and dividends for each quarter during the last two years.

                                 1995                       1994
                       ----------------------      ------------------------
                                       Cash                           Cash
Quarter Ended           Sale  Price  Dividend        Sale  Price   Dividend
                        High   Low   Declared        High   Low    Declared
---------------------------------------------------------------------------
March 31              $21.00  $18.25  $ .07        $20.50  $16.50   $ .06

June 30                21.00   17.00    .07         19.50   17.25     .06

September 30           24.00   18.50    .07         18.55   16.50     .06

December 31            24.00   18.38    .07         20.00   17.50     .06