Form 10-K, Exhibit 13
period 1996-12-31
GREEN A P INDUSTRIES INC
filed 1997-03-27
CIK 826619

Exhibit 13 to
                                                                   Form 10-K



MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

1996 Compared to 1995
---------------------

Results of Operations
---------------------

Net sales of $258.5 million in 1996 were 3.5% higher than the $249.7 million in 1995. The impact from the December 1995 acquisition of Lanxide ThermoComposites, Inc. and subsidiary, Chiam Technologies, Inc. (collectively referred to as LTI) was to increase 1996 sales by approximately $2.1 million. The impact from the July 1995 A. P. Green de Mexico acquisition was to increase 1996 sales by approximately $3.6 million. The impact from the INTOGREEN joint venture partnership, formed in January 1995 but with no significant activity during 1995, was to increase 1996 sales by approximately $1.0 million. Excluding the impact of these acquisitions and ventures, sales increased by $2.1 million, or 0.8%.

Gross profit increased 6.5% to $44.1 million in 1996 from $41.4 million in 1995, including approximately $340,000 due to the LTI acquisition, $1.1 million due to the A. P. Green de Mexico acquisition and $95,000 due to the INTOGREEN partnership. Net earnings declined $3.5 million to $5.3 million, or $.67 per share, in 1996 from $8.8 million, or $1.09 per share, in 1995.

Refractory Operations
---------------------

Net sales from refractory operations increased 2.9% to $218.4 million in 1996 as compared to $212.2 million in 1995. U.S. refractory sales increased 2.4% to $186.1 million in 1996 as compared to $181.8 million in 1995, of which $3.1 million was due to LTI and INTOGREEN. Excluding this acquisition impact, volume of U.S. refractory products declined an average of 2.7% in 1996, with reductions in brick and precast shape volumes partially offset by increases in specialties and ceramic fibers. Prices increased 4.4% across all product lines. U.S. export sales increased 23.0% to $23.8 million in 1996 from $19.4 million in 1995.

Sales at the Canadian subsidiary declined 1.2% to $23.8 million in 1996 from $24.0 million in 1995. Volumes declined across all product lines except crucibles by an average of 8.6%. Prices increased across all product lines except ceramic fibers, resulting in an overall 1996 price increase of 8.8%. The Canadian subsidiary had a pretax loss of $324,000 in 1996 compared to a pretax loss, excluding a $1.4 million gain on the sale of the Weston, Ontario plant, of $365,000 in 1995. Contributing to the 1996 loss were increased equipment maintenance expenses. The 1995 loss included the establishment of a reserve for exit costs and termination benefits for 26 employees associated with the closing and sale of the Weston, Ontario plant, which was substantially complete in December 1995.

Sales in the United Kingdom increased 2.4% to $10.0 million in 1996 from $9.7 million in 1995, while pretax earnings declined to $607,000 in 1996 compared to $673,000 during 1995, primarily as a result of lower gross margins.

A. P. Green de Mexico's pretax earnings were $992,000 on sales of $8.1 million in 1996 compared to pretax earnings of $341,000 on sales of $3.2 million during the six months of 1995 under A. P. Green ownership. PT AP Green Indonesia incurred a pretax start-up loss of $325,000 in 1996.

Refractory gross profit increased 3.8% to $34.5 million in 1996 from $33.3 million in 1995. Refractory products cost of sales as a percentage of sales declined slightly to 84.2% in 1996 from 84.3% in 1995. The 1996 improvement was due primarily to higher margins at A. P. Green de Mexico. Also contributing to the cost reduction were lower workers compensation and processing fuels expense and improved labor efficiencies at U.S. plants, offset by increased equipment maintenance and higher inventory cost adjustments. Refractory operating profits declined 36.6% to $8.0 million in 1996 from $12.6 million in 1995 due to increased salary and related expenses and travel, partially offset by reduced sales incentives. Selling and administrative expenses at LTI, INTOGREEN, PT AP Green Indonesia and A. P. Green de Mexico, including over $800,000 in research and development expenses at LTI, also contributed to the reduction in operating profit. Management anticipates that these research expenditures at LTI will yield improved sales and operating results in the future.

During the third and fourth quarters of 1996, lower sales and a planned reduction of refractory finished goods inventory resulted in reduced production efficiencies and declines in gross profit and net earnings for those periods. Inventory-related adjustments also contributed to the decline in gross profit and net earnings during the third and fourth quarters. Management does not anticipate a long-term continuation of these reduced sales levels and production inefficiencies. In addition, results from LTI, INTOGREEN and PT AP Green Indonesia should all improve as these subsidiaries progress beyond the start-up phase of operations.

Industrial Lime Operations
--------------------------

Industrial lime sales increased 6.5% to a record $40.2 million in 1996 from $37.7 million in 1995. Volumes increased an average of 5.5% across all product lines at the New Braunfels, Texas plant, while volumes at the Kimballton, Virginia plant declined 2.3% overall, with reductions in quicklime and hydrate partially offset by an increase in Cal-Dol volume. Prices improved an average of 3.3% at the Kimballton plant during 1996, with increases across all product lines except Cal-Dol. At the New Braunfels plant, prices increased across all product lines an average of 4.5%.

The gross margins of the Company's industrial lime operations are sensitive to volume changes due to the capital intensive nature of the operations and semi-fixed nature of other costs. As a result of the sales increase, gross profit and operating profit increased 17.6% and 19.9%, respectively. Also contributing to the 1996 increase were reduced outside processing costs at Kimballton, lower depreciation expense at New Braunfels and a higher net favorable inventory cost adjustment in 1996 compared to 1995. Partially offsetting these improvements were increased raw material costs at both plants and increased equipment maintenance expense at New Braunfels.

Selling and Administrative Expenses
-----------------------------------

Selling and administrative expenses increased 15.3% to $36.1 million in 1996 from $31.3 million in 1995. Selling and administrative expenses at A. P. Green de Mexico, LTI, INTOGREEN and PT AP Green Indonesia accounted for $917,000, $2.4 million, $177,000 and $256,000 of the increase, respectively. Expenses at LTI included over $800,000 in research and product development and significant market development costs. Also contributing to the 1996 increase were a higher provision for doubtful accounts receivable, normal increases in salaries and related costs, increased international travel due to expanding foreign operations and higher retiree health insurance costs. Partially offsetting these increases were reduced sales incentives, pension expense, moving and recruiting costs.

Interest Expense and Income
---------------------------

Interest expense decreased 2.4% to $3.1 million in 1996 from $3.2 million in 1995 due primarily to a $2.5 million scheduled principal payment in July 1996 against the debt associated with the General acquisition. The Company borrowed $9.0 million against its U.S. long-term line of credit at the end of 1996 to fund the acquisition of Eastern Ridge Lime; there were no other bank line borrowings during 1996 or 1995. Interest income decreased 17.1% to $1.3 million in 1996 from $1.5 million in 1995 due to reduced funds available for investing and a shorter average investment term resulting in lower average interest rates.

Other Income, Net
-----------------

Other income, net declined 71.2% to $542,000 in 1996 from $1.9 million in 1995. Other income in 1995 included a $1.4 million pretax gain on the sale of the Weston, Ontario plant.

The Company and its Canadian and U.K. subsidiaries typically transact business in their own currencies and, accordingly, are not subject to significant currency conversion gains and losses. A. P. Green de Mexico and PT AP Green Indonesia transact a significant portion of their business in U. S. dollars and, as such, use the dollar as their functional currency. This results in currency conversion gains and losses on Mexican peso and Indonesian Rupiah transactions,
A. P. Green's portion of which was not significant to the consolidated results.

Income Taxes
------------

During the second quarter of 1995, a review of tax years 1988 through 1993 was completed by the Internal Revenue Service, resulting in a small additional payment to clear federal tax liability for those years. Due to the outcome of this review being more favorable than originally reserved, the Company reduced its provision for federal income taxes by $1.1 million. The 19.9% effective tax rate in 1995 compared to 30.9% in 1996 was due primarily to this tax adjustment, without which the 1995 effective tax rate would have been 29.6%.

Equity in Net Income of Affiliates
----------------------------------

The Company's share of income from its two Colombian affiliates totaled $436,000 in 1996 compared to $781,000 in 1995. The reduction was due to a recession in the Colombian construction industry, political uncertainty and a general decline in economic conditions in Colombia. Current projections indicate reduced income levels will continue in the near future.

Financial Condition
-------------------

Effective December 31, 1996, A. P. Green acquired substantially all of the assets and assumed certain of the liabilities of the operations of Eastern Ridge Lime, L.P. (Eastern Ridge). As a result of this acquisition, working capital increased approximately $2.0 million, composed primarily of $1.3 million in accounts receivable and $1.1 million in inventory, partially offset by $378,000 in accounts payable and $101,000 in short-term capital lease obligations. In addition, property, plant and equipment increased $8.3 million and long-term capital lease obligations increased $270,000 as a result of this acquisition.

Working capital decreased 5.4%, or $4.3 million, to $75.5 million at December 31, 1996 from $79.8 million at December 31, 1995, including the $2.0 million obtained through acquisitions. The ratio of current assets to current liabilities declined to 2.7 to 1 from 2.8 to 1. Excluding the impact of acquisitions, working capital decreased $6.3 million. Reductions in accounts receivable of $3.4 million and inventories of $3.0 million and increases in accounts payable of $1.8 million and current maturities of long-term debt of $1.4 million accounted for the majority of the working capital decline, partially offset by reductions in insurance reserves of $1.1 million and other accrued expenses of $1.2 million.

The decrease in inventories was primarily due to a planned reduction of refractory finished goods. The decrease in accounts receivable was due to improvements in refractories collection efforts and a resulting improvement in days sales outstanding. The increase in accounts payable, partially offset by the reduction in other accrued expenses, was due primarily to increased levels of production associated with the 1995 acquisitions and ventures. Insurance reserves declined primarily due to continued favorable workers compensation and group health insurance claims experience.

The increase in current maturities of long-term debt was due to reclassification from long-term to current of a $1.0 million final payment on an industrial development revenue bond at the Bessemer, Alabama plant which matures in December 1997, and INTOGREEN borrowings from the minority interest partner, INTOCAST AG. Long-term debt increased $5.5 million, net of the impact from the Eastern Ridge acquisition, due to borrowing $9.0 million against the U.S. line of credit, less a $2.5 million payment on the unsecured notes and the $1.0 million transfer to current maturities noted above.

Deferred tax assets declined 18.0% due primarily to reductions in temporary differences created by accrued liabilities and utilization of the remaining alternative minimum tax carryforwards. Deferred tax liabilities declined 19.3% due primarily to depreciation method differences and a reduction in prepaid pension costs.

The projected insurance recovery on asbestos claims and related projected asbestos claims decreased $24.8 million and $25.3 million, respectively. These decreases resulted from claim payments made by insurance carriers and revised estimates based upon settlement agreements reached with the Company's insurance carriers and information provided by the Center for Claims Resolution. The net projected asbestos liability included in the Company's statement of financial position declined from December 31, 1995 to December 31, 1996. All projected asbestos claims and projected insurance recoveries on asbestos claims were classified as long-term in the 1996 statement of financial position due to the inherent uncertainty with regard to timing of claims submissions and settlements. Prior years have been restated to conform to the 1996 presentation.

Long-term debt, including current portion, at December 31, 1996 consisted of industrial development revenue bonds totaling $11.8 million which bear interest rates ranging from 70% of prime (8.25% at December 31, 1996) to 8.6% and mature at various times from 1997 through 2014 and unsecured notes of $23.0 million ($22.5 million of which bear an interest rate of 8.55%) with annual principal repayments which commenced in 1996 and will continue through 2001. Also included are $9.0 million borrowed against the U.S. line of credit, which expires May 2, 1998 and bears an interest rate of 2% above the federal funds rate (5.38% at December 31, 1996) and capitalized leases of $381,000 which expire in 1997 and 1999 and bear interest rates ranging from 6.7% to 11.1%. Management believes that the Company's financial position will support additional borrowing should the need arise.

During 1996, the Company's U.S. long-term line of credit was extended to May 2, 1998. Restrictive covenants coincide with those reflected in the agreement associated with the unsecured notes payable. Approximately $2.7 million of this line of credit was being utilized at December 31, 1996 for outstanding letters of credit in addition to the $9.0 million borrowed against it, leaving an available balance of approximately $18.3 million.

Capital expenditures for 1996 totaled $12.9 million compared to $10.2 million for 1995, with capital expenditures for the refractories business increasing $2.1 million. Of this refractories increase, approximately $900,000 was to complete construction of the new specialties plant in Indonesia. The balance of the refractories increase was for replacement, modernization and expansion of operations.

Capital expenditure commitments for the replacement, modernization and expansion of operations amounted to $4.2 million and $7.0 million at December 31, 1996 and 1995, respectively. Of the 1996 commitment, approximately $1.9 million was for expansion and modernization of the Mexico, Missouri and Fulton, Missouri plants. Of the 1995 commitment, approximately $2.5 million was for building the plant in Indonesia and $895,000 was for expansion of the Smithville, Ontario plant. A. P. Green believes that it has sufficient liquidity and borrowing capacity to meet both its normal working capital requirements and its planned capital expenditures for 1997.

The Company has investments in subsidiaries in Canada and the U.K. and two affiliates in Colombia. Adjustments resulting from the currency translation of these subsidiaries' and affiliates' financial statements are reflected as a component of stockholders' equity and were $2.9 million at both December 31, 1996 and 1995.

The Board of Directors declared a regular quarterly dividend of $.04 per share in the first quarter of 1997. The continuation of such quarterly dividends will be evaluated by the Board of Directors from time to time in light of A. P. Green's financial position and results of operations.

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

Gross profit increased 20.0% to $41.4 million in 1995 from $34.5 million in 1994, including $3.9 million due to the General acquisition and $1.3 million due to the A. P. Green de Mexico acquisition. Earnings before cumulative effect of an accounting change increased $2.1 million to $8.8 million, or $1.09 per share, in 1995 from $6.7 million, or $.83 per share, in 1994. The results of operations in 1994 included the cumulative effect of adopting Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which reduced net earnings by $255,000, or $.03 per share.

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

Excluding a $1.4 million pretax gain on the sale of the Weston, Ontario plant, the Canadian subsidiary had a pretax loss of $365,000 in 1995 compared to pretax earnings of $570,000 in 1994. The 1995 loss included the establishment of a reserve for exit costs and termination benefits for 26 employees associated with the closing and sale of the Weston, Ontario plant, which was substantially completed in December 1995, and additional interest expense on the debt associated with the acquisition of the General operation in Canada. Also contributing to the 1995 loss were increased salaries and related costs associated with the addition of General sales and administrative personnel.

Sales in the United Kingdom increased 32.8% to $9.7 million in 1995 from $7.3 million in 1994 as the U.K. market showed signs of improvement. The sales increase generated pretax earnings of $673,000 in 1995, double the $336,000 earned in 1994.

A. P. Green de Mexico's pretax earnings were $341,000 on sales of $3.2 million for the six months of 1995 under A. P. Green ownership.

Refractory gross profit increased 18.8% to $33.3 million in 1995 from $28.0 million in 1994, largely as a result of the General and A. P. Green de Mexico acquisitions. Refractory products cost of sales as a percentage of sales increased to 84.3% in 1995 from 82.6% in 1994. The 1995 increase was due primarily to a higher percentage of lower margin sales to the steel industry at the acquired General facilities, increased raw material and inbound freight costs and higher equipment maintenance expense. Also contributing to the cost increase were increases in the obsolete inventory and U. S. plant shutdown reserves, both of which were established at the time of the General acquisition related to facilities to be closed, as well as establishment of the Canadian plant shutdown reserve previously mentioned. The U. S. plant shutdown reserve was increased due primarily to revised estimates of employee termination benefits resulting from the sale of these facilities taking longer than anticipated. Substantially all employees (approximately 210 in total) at these facilities have been terminated, approximately $3.2 million of termination benefits and plant closing costs have been charged against the reserve to date and the U. S. facilities are held for sale at their estimated net realizable value. Partially offsetting these increases were improved labor efficiencies, and reduced power, processing fuel, outbound freight and group insurance costs. Refractory operating profits increased 9.6% to $12.6 million in 1995 from $11.5 million in 1994.

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

Other Income, Net
-----------------

Other income, net increased 62.9% to $1.9 million in 1995 from $1.2 million in 1994 due to the $1.4 million pretax gain on the sale of the Weston, Ontario plant in December 1995. Partially offsetting this gain were increased bank charges and a reduction in 1995 royalty income resulting from the cancellation of a licensing agreement with a significant Mexican licensee during the fourth quarter of 1994. Other income in 1994 included gains on sales of land and a warehouse in Los Angeles and a business interruption insurance recovery.

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

Income Taxes
------------

During the second quarter of 1995, a review of tax years 1988 through 1993 was completed by the Internal Revenue Service, resulting in a small additional payment to clear federal tax liability for those years. Due to the outcome of this review being more favorable than originally reserved, the Company reduced its provision for federal income taxes by $1.1 million. The 19.9% effective tax rate in 1995 compared to 30.3% in 1994 was due primarily to this tax adjustment, without which the 1995 effective tax rate would have been 29.6%.

Equity in Net Income of Affiliates
----------------------------------

The Company's share of income from two Colombian affiliates acquired from General in August 1994 totaled $781,000 in 1995 compared to $282,000 for the five-month period of 1994.

Forward-Looking Information
---------------------------

The statements contained in the Letter to Stockholders, the Industrial Lime and Refractories business summaries and this Management's Discussion and Analysis concerning the Company's future revenues, profitability, financial resources, product mix, market demand and product development are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company's actual results in the future may differ materially from those projected in the forward-looking statements due to risks and uncertainties that exist in the Company's operations and business environment including, but not limited to: delivery delays or defaults by customers; performance issues with key suppliers and subcontractors; the Company's successful execution of internal operating plans; and collective bargaining labor disputes.

CONSOLIDATED STATEMENTS OF EARNINGS
-----------------------------------
(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------
Years ended December 31,                        1996         1995         1994
--------------------------------------------------------------------------------
Net sales                                 $  258,461   $  249,715   $  195,918
Cost of sales                                214,353      208,309      161,420
--------------------------------------------------------------------------------
         Gross profit                         44,108       41,406       34,498

Expense and other income
     Selling and administrative expense       36,087       31,312       25,707
     Interest expense                          3,112        3,190        1,947
     Interest income                          (1,255)      (1,513)      (1,296)
     Minority interest in loss of
       partnership                              (127)         (67)          --
     Other income, net                          (542)      (1,881)      (1,155)
--------------------------------------------------------------------------------
      Earnings before
          income taxes and cumulative
          effect of an accounting change       6,833       10,365        9,295

Income tax expense                             2,396        2,182        2,904
Equity in net income of affiliates              (436)        (781)        (282)
Minority interest in income (loss) of
  consolidated subsidiaries                     (474)         164           --
--------------------------------------------------------------------------------
         Earnings before
          cumulative effect of
          an accounting change                 5,347        8,800        6,673

Cumulative effect of an accounting
  change - postemployment benefits,
  net of tax                                      --           --         (255)
--------------------------------------------------------------------------------
         Net earnings                     $    5,347   $    8,800   $    6,418
================================================================================

Earnings per common share
     before cumulative effect of
     an accounting change                 $      .67   $     1.09   $      .83

Cumulative effect of an accounting
  change - postemployment benefits,
  net of tax                                      --           --         (.03)
--------------------------------------------------------------------------------
Net earnings per common share             $      .67   $     1.09   $      .80
================================================================================

Weighted average number of common shares   8,037,710    8,060,118    8,049,624
================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------
December 31,                                                  1996         1995
--------------------------------------------------------------------------------
ASSETS

    Current assets
        Cash and cash equivalents                         $  9,477     $  9,284
        Trade receivables (net of allowances -
            1996, $1,701; 1995, $1,930)                     42,084       44,183
        Reimbursement due on paid asbestos claims            3,898        3,696
        Inventories                                         53,674       55,557
        Deferred income tax asset                            3,374        4,115
        Other                                                7,030        6,411
--------------------------------------------------------------------------------
            Total current assets                           119,537      123,246

    Property, plant and equipment, net                     107,394       96,785
    Projected insurance recovery on asbestos claims        110,374      135,158
    Pension assets                                           9,044        9,071
    Intangible assets, net                                   4,132        3,941
    Other assets                                             4,648        5,367
--------------------------------------------------------------------------------
Total assets                                              $355,129     $373,568
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities
        Accounts payable                                  $ 20,408     $ 18,254
        Accrued expenses
          Payrolls                                           6,267        6,281
          Taxes other than on income                         1,860        1,889
          Insurance reserves                                 3,574        4,657
          Other                                              6,528        8,534
        Current maturities of long-term debt                 4,168        2,705
        Income taxes                                         1,191        1,103
--------------------------------------------------------------------------------
            Total current liabilities                       43,996       43,423

    Deferred income taxes                                   10,228       12,671
    Long-term non-pension benefits                          16,583       15,597
    Long-term pensions                                      12,449       14,233
    Long-term debt                                          40,109       34,384
    Projected asbestos claims                              111,966      137,246
--------------------------------------------------------------------------------
                 Total liabilities                         235,331      257,554
--------------------------------------------------------------------------------
    Minority interests                                       1,414        2,015

    Stockholders' equity
        Preferred stock - $1 par value; authorized:
              2,000,000 shares; issued and
              outstanding: none                                 --           --
        Common stock - $1 par value; authorized:
              10,000,000 shares; issued: 8,975,442 in
              1996 and 4,486,221 in 1995                     8,975        4,486
        Additional paid-in capital                          68,309       72,770
        Retained earnings                                   61,151       56,981
        Less: Deferred foreign currency translation         (2,875)      (2,931)
              Treasury stock of 953,934 shares in 1996
                 and 448,962 shares in 1995, at cost        (9,498)      (9,018)
              Note receivable-ESOT                          (6,941)      (7,505)
              Minimum pension liability adjustment,
                 net of tax                                   (737)        (784)
--------------------------------------------------------------------------------
                 Total stockholders' equity                118,384      113,999
--------------------------------------------------------------------------------
Total liabilities and stockholders' equity                $355,129     $373,568
================================================================================
    See accompanying notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------
                                                                                                   Minimum
                                                             Deferred                              Pension      Deferred
                                      Additional              Foreign   Treasury        Note     Liability Compensation-
                               Common    Paid-in Retained    Currency     Stock,  Receivable-  Adjustment,    Restricted
                                Stock    Capital Earnings Translation    At Cost         ESOT   Net of Tax         Stock
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993   $4,459    $72,492  $43,800     $(2,301)   $(9,003)     $(8,491)       $  --          $(26)
------------------------------------------------------------------------------------------------------------------------
Net earnings                                        6,418
Dividends ($.12 per share)                           (967)
Currency translation adjustment                                  (127)
Payment on ESOT note                                                                      470
Other, net                         17        247       28                                                             22
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994    4,476     72,739   49,279      (2,428)    (9,003)      (8,021)          --            (4)
------------------------------------------------------------------------------------------------------------------------
Net earnings                                        8,800
Dividends ($.14 per share)                         (1,128)
Currency translation adjustment                                  (503)
Payment on ESOT note                                                                      516
Minimum pension liability
  adjustment, net of tax                                                                              (784)
Other, net                         10         31       30                    (15)                                      4
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995    4,486     72,770   56,981      (2,931)    (9,018)      (7,505)        (784)           --
------------------------------------------------------------------------------------------------------------------------
Net earnings                                        5,347
Dividends ($.15 per share)                         (1,205)
Two-for-one stock split         4,488     (4,488)
Purchases of common stock
   for treasury                                                             (480)
Currency translation
  adjustment                                                       56
Payment on ESOT note                                                                      564
Other, net                          1         27       28                                               47
------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996   $8,975    $68,309  $61,151     $(2,875)   $(9,498)     $(6,941)       $(737)         $ --
========================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
--------------------------------------------------------------------------------
Years ended December 31,                             1996      1995      1994
--------------------------------------------------------------------------------
Cash flows from operating activities
  Net earnings                                   $  5,347  $  8,800  $  6,418
  Adjustments for items not requiring
     (providing) cash
     Cumulative effect of an accounting change-
       postemployment benefits, net of tax             --        --       255
     Depreciation, depletion and amortization      10,582    10,174     8,725
     Deferred compensation earned                      --         4        22
     Stock compensation to directors                   28        23        28
     Provision for losses on accounts receivable      740       120       373
     Gain on sale of assets                           (58)   (1,272)     (403)
     Equity in earnings of affiliates, net of
        dividends received                             33      (227)     (282)
     Minority interest in earnings (loss) of
        consolidated subsidiaries and partnership    (601)       97        --
  Decrease (increase) in assets,
     net of effects from acquisitions
     Trade receivables                              2,881     1,143    (4,924)
     Asbestos claim and fee reimbursements
        received                                   17,276    30,232    33,557
     Inventories                                    2,999    (1,758)   (4,968)
     Receivable and prepaid taxes                     315      (360)      509
     Other current assets                          (1,053)     (712)     (995)
  Increase (decrease) in liabilities,
     net of effects from acquisitions
     Accounts payable and accrued expenses           (958)   (9,925)     (225)
     Asbestos claims paid                         (18,573)  (23,937)  (39,944)
     Pensions                                      (1,715)      279       206
     Income taxes                                      88      (322)      782
     Deferred income taxes                         (1,725)   (1,185)     (575)
     Long-term non-pension benefits                   986       286       653
--------------------------------------------------------------------------------
  Net cash provided by (used in) operating
     activities                                    16,592    11,460      (788)
--------------------------------------------------------------------------------
Cash flows from investing activities
  Capital expenditures                            (12,892)  (10,156)   (6,482)
  Decrease (increase) in other long-term assets        47      (726)      355
  Increase in pension assets                          (82)      (34)     (311)
  Proceeds from sales of assets                       807     1,843       511
  Payment received on ESOT note                       564       516       470
  Acquisition of businesses,
     net of cash acquired                         (10,059)   (1,614)  (24,497)
--------------------------------------------------------------------------------
  Net cash used in investing activities           (21,615)  (10,171)  (29,954)
--------------------------------------------------------------------------------
Cash flows from financing activities
  Repayments of debt                               (2,708)     (165)     (122)
  Proceeds from borrowings                          9,525        --    25,000
  Dividends paid                                   (1,205)   (1,128)     (967)
  Purchases of common stock for treasury             (480)       --        --
  Capital contributions from minority partner          --       121        --
  Exercised stock options                              --         2       238
  Tax benefit on dividends paid to ESOT                28        30        28
  Tax effect on restricted stock plan                  --         1        (2)
--------------------------------------------------------------------------------
  Net cash provided by (used in) financing
     activities                                     5,160    (1,139)   24,175
--------------------------------------------------------------------------------
Effect of exchange rate changes                        56      (503)     (127)
--------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
     equivalents                                      193      (353)   (6,694)
Cash and cash equivalents at beginning of year      9,284     9,637    16,331
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year         $  9,477  $  9,284  $  9,637
================================================================================
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1996, 1995 and 1994

Note 1:  Nature of Operations

A. P. Green Industries, Inc. and its subsidiaries, collectively referred to as "A. P. Green" or "the Company", is a manufacturer of refractory products and industrial lime products. Refractory products, which accounted for 85% of 1996 revenues, are sold throughout North America and selected international markets to basic industries such as metals, glass, ceramics, paper and cement. Industrial lime products are sold to end-users for applications such as steel and aluminum production, pulp and paper processing, soil stabilization for road construction, water and waste water treatment and various environmental applications. The industrial lime market served is generally within a 400-mile radius of the Company's lime plants in New Braunfels, Texas, Kimballton, Virginia and Ripplemead, Virginia.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The Company's consolidated financial statements include all wholly owned subsidiaries and majority owned subsidiaries. Equity investments of 20% to 50% are accounted for using the equity method. All intercompany balances and transactions have been eliminated and there are no significant related party transactions. Certain prior year amounts have been reclassified to conform to the 1996 presentation.

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

Reimbursement Due on Paid Asbestos Claims

Until May 1996, A. P. Green made expense and indemnity payments on asbestos product claims directly to the Center for Claims Resolution on behalf of certain insurers. Reimbursement due on paid asbestos claims represents the recoverable portion of those payments. Commencing in June 1996 pursuant to agreements reached with its insurance carriers, the Company no longer makes payments to the Center on behalf of those insurers. See Note 18 for further discussion of asbestos claims and insurance recoveries.

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

Property, Plant and Equipment, Net

Property, plant and equipment, including significant renewals and improvements, are capitalized at cost. Provisions for depreciation are determined principally on a straight-line basis over the expected average useful lives of composite asset groups, which range from 3 to 50 years. Accelerated depreciation methods are used for tax purposes when permitted. Depletion is computed on a basis calculated to allocate the cost of clay, limestone and other applicable resources over the estimated quantities of recoverable material.

Intangible Assets

Intangible assets, primarily consisting of goodwill, customer lists, non-compete agreements, patents and trademarks, are amortized on a straight-line basis over the period benefited, which ranges from 2 to 12 years. Recoverability of these assets is considered in conjunction with the ongoing evaluation of long-term asset values. Accumulated amortization was approximately $1.1 million and $580,000 at December 31, 1996 and 1995, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net operating loss carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of earnings during the period that includes the date of the change.

Foreign Currency Translation

The functional currencies of the Company's Canadian and United Kingdom subsidiaries and Colombian affiliates are their respective local currencies. Adjustments resulting from the currency translation of these subsidiaries' and affiliates' financial statements are reflected as a component of stockholders' equity.

A. P. Green de Mexico and PT AP Green Indonesia transact a significant portion of their business in U. S. dollars and, as such, use the dollar as their functional currency. Translation adjustments for these subsidiaries are reflected in the statement of earnings.

Employee Stock Options

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (Statement 123). Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Disclosures with regard to employee stock options have been made in accordance with the requirements of Statement 123.

Earnings Per Common Share

Earnings per common share are computed based on the weighted average number of shares of common stock outstanding and have been restated to reflect the two-for-one stock split effective September 20, 1996.

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

Note 3: New Ventures and Acquisitions

Effective December 31, 1996, the Company acquired substantially all of the assets and assumed certain of the liabilities of the operations of Eastern Ridge Lime, L. P. The operations include a mineral processing facility, quarrying and lime manufacturing business in Ripplemead, Virginia and a leased terminal facility in St. Matthews, South Carolina. In conjunction with the Company's adjacent lime plant in Kimballton, Virginia, the acquisition will enhance service of the growing lime market in the Southeastern United States and allow improved utilization of existing management.

In addition to the assumption of approximately $300,000 of long-term lease obligations, A. P. Green paid Eastern Ridge approximately $10.0 million in cash. The acquisition was accounted for using the purchase method, which had no impact on 1996 consolidated operating results due to the December 31 transaction effective date.

The following unaudited proforma information presents a summary of consolidated results of operations of the Company and Eastern Ridge as if the acquisition had occurred January 1, 1995:
--------------------------------------------------------------------------------
(Dollars in thousands, except per share data)        1996         1995
--------------------------------------------------------------------------------
Net sales                                        $264,782     $256,822
Net earnings                                        2,397        5,072
Net earnings per common share                         .30          .63
================================================================================

These unaudited proforma results have been prepared for comparative purposes only and include certain adjustments, such as elimination of a 1995 asset write down loss incurred by Eastern Ridge in anticipation of the acquisition, reduced depreciation, depletion and amortization expense as a result of lower asset book values, elimination of a management service fee which will not be changed by A.
P. Green and recognition of income tax benefit not previously recognized due to organization as a partnership. In management's opinion, they are not indicative of the results of operations which actually would have occurred had the acquisition been effective January 1, 1995, or of future results of operations and synergies of the consolidated entities.

In January 1995, the Company formed INTOGREEN Co., a joint venture partnership with INTOCAST AG, to sell and install cast monolithic ladle linings to the steel industry in the United States, Canada and Mexico. INTOCAST AG, based in Germany, is a world leader in the development of cast ladle linings, which result in lower installation costs, reduced disposal of used refractory material and increased ladle availability to the steel plant. The Company owns 51% of this partnership and, as such, includes INTOGREEN in the consolidated financial statements.

Effective July 3, 1995, the Company acquired a 51% ownership interest in Plibrico de Mexico SA de CV, a refractory manufacturer located near Monterrey, Mexico. Plibrico de Mexico, which has been renamed A. P. Green de Mexico SA de CV, has one plant with annual sales of approximately $7.0 million. The purchase price and transaction costs totaled approximately $2.0 million and were paid in cash.

The acquisition was accounted for using the purchase method, with the operating results of A. P. Green de Mexico included in consolidated operating results since the date of acquisition. Goodwill of approximately $800,000, which represents the excess of cost and liabilities assumed over the fair value of tangible assets acquired, is being amortized on a straight-line basis over a ten-year period.

Effective December 31, 1995, the Company acquired a 51% ownership interest in Lanxide ThermoComposites, Inc. (LTI). Prior to the acquisition, LTI was a wholly owned subsidiary of Lanxide Corporation of Newark, Delaware, which continues to own a substantial minority interest in LTI. Immediately prior to the acquisition, LTI acquired Chiam Technologies, Inc., a company engaged in the sourcing of refractory products from several Chinese refractory producers.

LTI is concentrating on commercializing refractory products for the continuous casting segment of the steel industry utilizing ceramic composites technology licensed from Lanxide Corporation. The acquisition was accounted for using the purchase method, which had no impact on 1995 consolidated operating results due to the December 31 transaction effective date. Goodwill of approximately $1.0 million for the two companies is being amortized on a straight-line basis over a ten-year period.

The acquisitions completed during 1995 were not material to the Company's financial condition or results of operations, either individually or in the aggregate. As such, no financial statements of the acquired companies for periods prior to the acquisitions or proforma financial information reflecting the acquisitions as of the beginning of the year have been provided.

Effective August 1, 1994, the Company acquired substantially all of the assets and assumed most of the liabilities of the refractory operations of General Refractories Company and its affiliated companies (collectively referred to as "General"). These operations include ten plants in the United States, a plant in Smithville, Ontario, Canada and 49% equity interests in two Colombian refractory companies. In addition to the assumption of designated liabilities, the Company paid at closing a cash amount of $23,450,000. The acquisition was accounted for using the purchase method, with the operating results of General included in consolidated operating results from the date of acquisition.

In connection with the General acquisition, the Company obtained Phase I and II Environmental Site Assessments (ESA) in order to determine the potential environmental impact of specific recognized environmental conditions at each of the acquired properties and estimate the costs for remediation. Based upon the results of the ESA, the Company established a $3.4 million liability for remediation costs (in other accrued expenses) as part of the General acquisition. The majority of this liability relates to leakage and spills from underground and aboveground storage tanks and drums, and action is being taken to remediate all identified conditions, which is expected to be completed within five years. Appropriate state agencies have been notified of contamination where required, and there have been no resulting actions taken or proposed by such agencies against the Company. There was no asbestos-related liability, either for bodily injury or property damage, assumed in connection with the General acquisition.

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

Note 5:  Changes in Method of Accounting

Postemployment Benefits

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement 112). The standard requires application of the accrual method of accounting to all benefits provided to former or inactive employees, their beneficiaries and covered dependents, subsequent to their employment by the Company and prior to retirement, rather than recognizing these expenses as they are paid. The Company recognized the projected benefit obligation relating to short-term and long-term disability benefits as a cumulative effect of an accounting change, reducing 1994 net income by $255,000, or $.03 per share.

Note 6: Inventories

Inventory classifications as of December 31, 1996 and 1995 were as follows:
--------------------------------------------------------------------------------
(In thousands)                                                   1996      1995
--------------------------------------------------------------------------------
Finished goods and work in process
         Valued at LIFO
           FIFO cost                                         $ 31,278  $ 36,429
           Less LIFO reserve                                  (14,907)  (14,186)
--------------------------------------------------------------------------------
              LIFO cost                                        16,371    22,243
         Valued at FIFO                                        13,225    10,404
--------------------------------------------------------------------------------
                                                               29,596    32,647
--------------------------------------------------------------------------------
Raw materials and supplies
         Valued at LIFO
           FIFO cost                                           17,702    18,187
           Less LIFO reserve                                   (6,129)   (5,234)
--------------------------------------------------------------------------------
              LIFO cost                                        11,573    12,953
         Valued at FIFO                                        12,505     9,957
--------------------------------------------------------------------------------
                                                               24,078    22,910
--------------------------------------------------------------------------------
                                                             $ 53,674  $ 55,557
================================================================================
For the years ended December 31, 1996, 1995 and 1994, A. P. Green experienced liquidations of LIFO inventory quantities, none of which were significant.

Note 7: Property, Plant and Equipment, Net

Property, plant and equipment, net, as of December 31, 1996 and 1995 were as follows:
--------------------------------------------------------------------------------
(In thousands)                                                  1996       1995
--------------------------------------------------------------------------------
Land and mineral deposits                                   $  9,926  $   8,055
Buildings and realty improvements                             47,199     46,580
Machinery and equipment                                      144,154    134,915
Construction in progress                                       9,075      5,015
--------------------------------------------------------------------------------
                                                             210,354    194,565
Less accumulated depreciation and depletion                  102,960     97,780
--------------------------------------------------------------------------------
                                                            $107,394  $  96,785
================================================================================
Closed production facilities held for sale are included in other current assets at estimated net realizable value of $2.2 million as of December 31, 1996.

Note 8: Short-Term Lines of Credit

Short-term lines of credit have been established with banks in the United Kingdom for 100,000 British pounds and Canada for Cdn$250,000, each of which was unused at December 31, 1996 and 1995.

Note 9: Long-Term Debt

Long-term debt as of December 31, 1996 and 1995 was as follows:
--------------------------------------------------------------------------------
(In thousands)                                                  1996       1995
--------------------------------------------------------------------------------
Unsecured notes payable                                      $23,048    $25,068
Industrial development revenue bonds                          11,848     11,912
U.S. line of credit                                            9,000         --
Capitalized lease obligations                                    381        109
--------------------------------------------------------------------------------
                                                              44,277     37,089
Less current maturities                                        4,168      2,705
--------------------------------------------------------------------------------
                                                             $40,109    $34,384
================================================================================
In 1994, the Company issued $25 million in principal amount of unsecured notes to a group of institutional lenders to finance the acquisition of General. The notes bear an 8.55% fixed rate of interest, with semi-annual interest payments which commenced January 29, 1995. Annual principal repayments, which have been and will continue to be funded out of working capital, commenced July 29, 1996 and will continue through July 29, 2001. A. P. Green is subject to certain restrictive covenants, including minimum levels of tangible net worth, working capital and fixed charge coverage, permitted encumbrances, loans from and to other institutions and restricted payments. Management does not expect these restrictive covenants to have a material adverse effect on A. P. Green's operations.

The capitalized leases expire in 1997 and 1999 and carry interest rates ranging from 6.7% to 11.1%. A significant portion of the industrial development revenue bonds require the payment of interest only until they mature in 1997 and thereafter. Interest rates range from 70% of prime to 8.6%. Prime was 8.25% at December 31, 1996.

In 1996, the Company's U.S. long-term line of credit of $30.0 million was extended to May 2, 1998. Restrictive covenants coincide with those reflected in the agreement associated with the unsecured notes payable. Borrowings under this line of credit may be made for working capital, acquisitions and other corporate purposes, with interest charged at the federal funds rate (5.38% at December 31, 1996) plus 2%. Approximately $2.7 million of standby letters of credit and $9.0 million of borrowings were outstanding against the line at December 31, 1996, leaving an available balance of approximately $18.3 million.

Based on the borrowing rates currently available to the Company for debt with similar terms and average maturities, the fair value of the industrial development revenue bonds and unsecured notes payable would not differ materially from carrying value at December 31, 1996. Aggregate maturities of long-term debt are approximately $14.2 million, $5.2 million, $5.0 million and $5.0 million for 1998 through 2001, respectively. The net book value of property, plant and equipment pledged as security or collateral for outstanding long-term debt was approximately $2.8 million at December 31, 1996.

Note 10: Income Taxes

Income tax expense (benefit) attributable to earnings from continuing operations for the years ended December 31, 1996, 1995 and 1994 consists of the following:
--------------------------------------------------------------------------------
(In thousands)                                         1996      1995      1994
--------------------------------------------------------------------------------
Current
    Federal                                         $ 3,642   $ 2,347    $2,774
    State                                               523       514       423
    Foreign                                              78       539       280
Deferred                                             (1,847)   (1,218)     (573)
--------------------------------------------------------------------------------
                                                    $ 2,396   $ 2,182    $2,904
================================================================================
The following schedule provides a reconciliation between expected tax at the U.S. statutory tax rate and the effective tax rate (total provision for income taxes as a percentage of earnings before income taxes). During 1995, a review of tax years 1988 through 1993 was completed by the Internal Revenue Service, resulting in less taxes than originally reserved. Accordingly, the Company reduced its provision for federal income taxes by approximately $1.1 million.
--------------------------------------------------------------------------------
                                                       1996       1995     1994
--------------------------------------------------------------------------------
U.S. statutory rate                                    34.0%      34.0%    34.0%
Reversal of provision for closed tax years               --       (9.7)      --
Excess tax depletion                                   (4.9)      (4.0)    (4.2)
State and local income taxes, net                       2.4        2.1      2.0
Foreign tax rate differential                            .5         .9       .3
Other, net                                             (1.1)      (3.4)    (1.8)
--------------------------------------------------------------------------------
     Effective tax rate                                30.9%      19.9%    30.3%
================================================================================
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 consist of the following:
--------------------------------------------------------------------------------
(In thousands)                                                 1996        1995
--------------------------------------------------------------------------------
Deferred tax assets
  Accrued liabilities, differences in expense recognition   $10,983     $11,341
  Alternative minimum tax carryforwards                          --         448
  Inventories, overhead capitalization differences              169          76
  Capital loss carryforward                                     301         395
  Net operating loss carryforwards                              855         280
--------------------------------------------------------------------------------
                                                             12,308      12,540
Less valuation allowance                                         --          --
--------------------------------------------------------------------------------
                                                             12,308      12,540
--------------------------------------------------------------------------------
Deferred tax liabilities
  Fixed assets, principally depreciation method differences  14,679      15,897
  Prepaid pension costs                                       1,054       1,452
  State, local and other taxes                                1,069       1,194
  Inventories, differences in LIFO methods                    2,236       2,365
  Asset valuation differences                                   124         188
--------------------------------------------------------------------------------
                                                             19,162      21,096
--------------------------------------------------------------------------------
Net deferred tax liability                                  $ 6,854     $ 8,556
================================================================================
Management believes it is more likely than not that all deferred tax assets will be realized and, accordingly, no valuation allowance is required. Tax years subject to review by the Internal Revenue Service are 1994, 1995 and 1996. All remaining alternative minimum tax credit carryforwards were utilized during 1996.

A. P. Green has not recognized a deferred tax liability for the undistributed earnings of its wholly owned foreign subsidiaries that arose in 1996 and prior years since the Company plans to continue to finance foreign operations and expansion through reinvestment of those undistributed earnings. A deferred tax liability will be recognized, if necessary, when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments. The remittance of foreign earnings subjected to tax at a rate greater than the U.S. rate may create a tax asset for the Company to the extent foreign tax credits may be generated and are able to be utilized. As of December 31, 1996, 1995 and 1994, the undistributed earnings of these subsidiaries were approximately $4.9 million, $4.4 million and $3.3 million, respectively.

Note 11: Incentive Plans

A. P. Green maintains the 1987 Long-Term Performance Plan (the 1987 Plan), the 1989 Long-Term Performance Plan (the 1989 Plan), the 1993 Performance Plan (the 1993 Plan) and the 1996 Long-Term Performance Plan (the 1996 Plan). Under each of the plans, common stock has been reserved for issuance in the form of incentive stock options, nonqualified stock options, restricted stock and performance shares. Under the 1987 plan, shares are also available for issuance in the form of stock appreciation rights.

The Company's stock option activity for the years ended December 31, 1996, 1995 and 1994 is summarized as follows:
--------------------------------------------------------------------------------
                                 1996              1995              1994
--------------------------------------------------------------------------------
                                    Weighted          Weighted          Weighted
                                     Average           Average           Average
                                    Exercise          Exercise          Exercise
                            Options    Price Options     Price Options     Price
--------------------------------------------------------------------------------
1987, 1989 and 1996 Plans
-------------------------
Outstanding - January 1     373,500    $7.90 394,500     $7.86 424,500     $7.86
Granted                      30,000     9.32      --        --      --        --
Exercised                        --       -- (18,000)     6.67 (30,000)     7.92
Expired/Lapsed                   --       --  (3,000)     9.17      --        --
--------------------------------------------------------------------------------
Outstanding - December 31   403,500    $8.01 373,500     $7.90 394,500     $7.86
================================================================================
Exercisable at December 31  403,500    $8.01 373,500     $7.90 394,500     $7.86
================================================================================
1993 Plan
---------
Outstanding - January 1     382,500    $6.17 412,500     $6.17 412,500     $6.17
Granted                          --       --      --        --      --        --
Exercised                        --       -- (18,000)     6.17      --        --
Expired/Lapsed                   --       -- (12,000)     6.17      --        --
--------------------------------------------------------------------------------
Outstanding - December 31   382,500    $6.17 382,500     $6.17 412,500     $6.17
================================================================================
Exercisable at December 31  300,000    $6.17 300,000     $6.17 330,000     $6.17
================================================================================
Exercise prices and weighted average remaining contractual lives of options outstanding at December 31, 1996 are summarized as follows:
--------------------------------------------------------------------------------
                                        Exercise            Remaining
                 Options                   Price                 Life
--------------------------------------------------------------------------------
                 382,500                   $6.17              6 years
                 189,000                    6.67              4 years
                 184,500                    9.17              3 years
                  30,000                    9.32              9 years
--------------------------------------------------------------------------------
Stock options granted under the 1987, 1989 and 1996 plans expire ten years after grant date. Of the options outstanding at December 31, 1996, 82,500 at an exercise price of $6.17 are not yet exercisable. Under the terms of the February 1993 grant, these options will become exercisable if, prior to February 18, 1998 and for a period of 30 consecutive trading days, the last transaction price of the common stock equals or exceeds $11.00. To the extent these options become exercisable, they will remain exercisable until February 18, 2003 along with the 300,000 options already exercisable under the 1993 Plan. To the extent these options do not become exercisable due to failure to reach the $11.00 stock price level, such options will become exercisable for one day on February 19, 1998. There were a total of 496,758 remaining shares available for grant under all plans as of December 31, 1996.

The Company has determined that the effect of applying the Statement 123 fair value method to options granted during 1996 would result in net earnings and earnings per share which are not materially different from reported amounts.

Note 12: Pension Plans

A. P. Green has various pension plans covering substantially all employees. Plan benefits are generally based on years of service and compensation during the last years of employment. A. P. Green's contributions are made in accordance with independent actuarial reports to meet minimum funding requirements. The Company contributed $3.7 million and $2.1 million to these plans during 1996 and 1995, respectively. The plans' assets consist primarily of listed common stocks and debt securities.

Net pension expense for the years ended December 31, 1996, 1995 and 1994 included the following components:
--------------------------------------------------------------------------------
(In thousands)                                         1996      1995      1994
--------------------------------------------------------------------------------
Service cost of benefits earned during period       $ 1,885   $ 1,676   $ 1,793
Interest cost on projected benefit obligations        9,077     8,703     6,751
Actual (gain) loss on assets                        (11,712)  (20,964)    1,055
Net amortization and deferral                         2,603    12,454    (8,892)
--------------------------------------------------------------------------------
  Net pension expense                                 1,853     1,869       707
Multiemployer pension expense                           183       170       181
--------------------------------------------------------------------------------
  Total pension expense                             $ 2,036   $ 2,039   $   888
================================================================================
The majority of the Company's pension plans have plan assets that exceed accumulated benefit obligations. The following table sets forth the actuarial present value of benefit obligations and funded status for all of the Company's pension plans at December 31, 1996 and 1995. Plan asset values and benefit obligations are measured as of September 30, 1996 and 1995:
--------------------------------------------------------------------------------
(In thousands)                              1996                   1995
                                      Assets      Accum.     Assets      Accum.
                                      Exceed    Benefits     Exceed    Benefits
                                      Accum.      Exceed     Accum.      Exceed
                                    Benefits      Assets   Benefits      Assets
--------------------------------------------------------------------------------
Accumulated benefit obligations,
   substantially all of which
   are vested                       $(90,474)   $(27,414)  $(90,318)   $(27,585)
Effect of projected future
   compensation levels                (6,027)        (55)    (7,442)        (24)
--------------------------------------------------------------------------------
   Projected benefit obligations     (96,501)    (27,469)   (97,760)    (27,609)
Plans' assets at fair value          104,405      17,218     99,899      15,597
--------------------------------------------------------------------------------
   Excess (deficiency)                 7,904     (10,251)     2,139     (12,012)
Unrecognized net asset at
   transition                         (3,031)        (21)    (3,576)        (24)
Unrecognized net (gain) loss          (1,889)        630      4,794         827
Unrecognized prior service cost        4,307         945      4,036         582
Minimum pension liability adjustment      --      (1,639)        --      (1,598)
--------------------------------------------------------------------------------
   Prepaid (accrued) pension cost   $  7,291    $(10,336)  $  7,393    $(12,225)
================================================================================
In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company recorded an additional minimum pension liability of approximately $1.6 million at both December 31, 1996 and 1995. This minimum liability represented the excess of unfunded accumulated benefit obligations over recorded pension liabilities, determined on an individual plan basis. A corresponding amount was recorded as an intangible asset except to the extent the minimum liability for a particular plan exceeded the related unrecognized prior service cost, in which case the excess was recorded as a reduction of stockholders' equity. As of December 31, 1996, an intangible asset of approximately $454,000 was recorded, along with a reduction in stockholders' equity of $737,000, net of related tax benefits. At December 31, 1995, an intangible asset of approximately $345,000 was recorded, along with a reduction of stockholders equity of $784,000, net of related tax benefits.

U.S. Pensions

The expected long-term rate of return on plan assets was 8.75% for 1996 and 1995 and 8.5% for 1994. A weighted average discount rate of 7.75%, 7.5% and 8.25% was used for 1996, 1995 and 1994, respectively. A rate of increase in future compensation levels of 5.0% for 1996, 1995 and 1994 was used in determining the actuarial present value of projected benefit obligations on all except hourly, collectively bargained plans.

Canadian Pensions

The expected long-term rate of return on plan assets was 8.5% for 1996, 1995 and 1994. A weighted average discount rate of 8.0% was used for all three years, and a 5.0% rate of increase in future compensation levels was used for 1996 and 1995, 6.5% for 1994.

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

The following table sets forth the actuarial present value of the plans' benefit obligations at December 31, 1996 and 1995. The accumulated postretirement benefit obligation was measured as of September 30, 1996 and 1995.
--------------------------------------------------------------------------------
(In thousands)                                            1996       1995
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation
    Retirees, dependents and beneficiaries             $11,405    $12,198
    Fully eligible active plan participants              2,669      2,588
    Other active plan participants                       3,486      3,353
--------------------------------------------------------------------------------
Accumulated postretirement benefit obligation           17,560     18,139
Unrecognized prior service cost                           (202)      (231)
Unrecognized net loss from past experience
  different from that assumed                           (1,343)    (2,844)
--------------------------------------------------------------------------------
Accrued postretirement benefits other than pensions    $16,015    $15,064
================================================================================
The Company's postretirement health care plan and life insurance plan are unfunded; the accumulated postretirement benefit obligation at December 31, 1996 and 1995 is $16.5 million and $17.0 million, respectively, for the health care plan and $1.1 million in both years for the life insurance plan.

Net postretirement benefits cost other than pensions for the years ended December 31, 1996, 1995 and 1994 included the following components:
--------------------------------------------------------------------------------
(In thousands)                                       1996      1995     1994
--------------------------------------------------------------------------------
Service cost of benefits earned during the period  $  617    $  344   $  355
Interest cost on accumulated
  postretirement benefit obligation                 1,313     1,106    1,044
Net amortization                                      108        --       --
--------------------------------------------------------------------------------
  Net postretirement benefits cost
    other than pensions                            $2,038    $1,450   $1,399
================================================================================
For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually to 5% by 2001 and remain at that level thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the health care plan as of December 31, 1996 by 3.0%, or $502,000, and would increase the service and interest costs of net postretirement health care benefits for the year then ended by 3.9%, or $75,000.

The discount rate used in determining the accumulated postretirement benefit obligation was 7.75%, 7.5% and 8.25% at December 31, 1996, 1995 and 1994,
respectively.

As discussed in Note 5, the Company adopted Statement 112 effective January 1, 1994. This standard requires use of the accrual method of accounting for benefits provided to former or inactive employees after employment but before retirement, rather than recognizing these expenses as they are paid. The projected benefit obligation relates to short-term and long-term disability benefits provided by the Company to salaried employees. The annual incremental expense for 1996, 1995 and 1994 was not material and the projected benefit obligation was $568,000 and $533,000 as of December 31, 1996 and 1995, respectively.

Note 14: Employee Savings Plans

The Company  sponsors three defined  contribution  employee  savings plans under
Section 401(k) of the Internal Revenue Code. In one plan, all U.S. full-time salaried employees and the hourly employees of certain plants are eligible to participate. Participants are entitled to contribute between 2% and 15% of compensation. The Company makes contributions to the employee savings plans through the Employee Stock Ownership Trust.

The second plan, instituted in 1991, covers employees at certain locations who have negotiated participation through collective bargaining. Participants are eligible to contribute between 2% and 15% of compensation. For all of these locations, the Company matches 25% of the first 6% of a participant's contribution. Amounts charged against income were approximately $204,000, $214,000 and $151,000 in 1996, 1995 and 1994, respectively.

Effective January 1, 1996, all employees at LTI were eligible to participate in a defined contribution plan. Participants can contribute between 1% and 15% of compensation. The Company matches 50% of the first 4% of a participant's contribution. During 1996 $12,000 was charged against income.

Note 15: Employee Stock Ownership Trust

The Company sponsors an Employee Stock Ownership Trust (ESOT). All U.S. full-time salaried employees and the hourly employees of certain plants are eligible to participate. The ESOT purchased a total of 895,520 previously unissued shares of A. P. Green common stock. The shares were issued to the ESOT in accordance with the Stock Purchase Agreement between LaSalle National Bank, as Trustee, and
A. P. Green. The aggregate purchase price of $10.0 million was financed entirely by A. P. Green. To secure the financing, the ESOT has pledged the shares to A.
P. Green. A. P. Green makes the necessary contributions to the ESOT.
--------------------------------------------------------------------------------
(In thousands)                                    1996        1995        1994
--------------------------------------------------------------------------------
Interest payments on ESOT debt                  $  713      $  762      $  806
Principal payments                                 564         515         471
Less
   Dividends on ESOT shares used for
     debt service                                 (120)       (114)       (104)
   Forfeitures                                     (21)       (104)        (58)
   Interest income                                  (1)         (3)         --
--------------------------------------------------------------------------------
Contributions to ESOT                            1,135       1,056       1,115
Administrative expenses                            109         147         159
--------------------------------------------------------------------------------
Employee savings plan cost                      $1,244      $1,203      $1,274
================================================================================
The loan to the ESOT is repayable in annual installments extending through September 30, 2004. Interest is payable semiannually at 9.5% per annum. The note receivable from the ESOT is reflected as a reduction of stockholders' equity in the accompanying consolidated financial statements. The Company recognized interest income on the ESOT note of $700,000, $750,000 and $795,000 in 1996, 1995 and 1994, respectively.

Note 16: Preferred and Common Stock

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

Note 17: Supplemental Financial Information

Cash payments and selected non-cash investing and financing activities during 1996, 1995 and 1994 were as follows:
--------------------------------------------------------------------------------
(In thousands)                                  1996        1995        1994
--------------------------------------------------------------------------------
Income taxes paid                             $3,763      $4,093      $2,125
Interest paid                                  3,206       3,191       1,039
================================================================================
Rental payments were approximately $1.0 million in each of the last three years. Minimum future payments under non-cancellable operating leases are approximately $1.0 million in 1997 and decline progressively to $0 after 2001. In most cases, management expects expiring leases will be replaced by similar leases. The lease obligations relate primarily to office and warehouse space.

Research and development costs are expensed as incurred and amounted to approximately $3.9 million, $2.9 million and $2.5 million during 1996, 1995 and 1994, respectively. Research and development expenditures in 1996 included costs associated with LTI product development.

Note 18: Litigation

Asbestos-Related Claims - Personal Injury

A. P. Green is among numerous defendants in lawsuits pending as of December 31, 1996 that seek to recover compensatory and, in many cases, punitive damages for personal injury allegedly resulting from exposure to asbestos-containing products.

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

Claims activity for the Company for each of the years ended December 31, 1996, 1995 and 1994, based upon information provided by the Center, was as follows:
--------------------------------------------------------------------------------
                                             1996        1995        1994
--------------------------------------------------------------------------------
Claims pending at January 1                48,367      50,920      52,122
  Claims filed                             29,702      12,560      14,836
  Cases settled, dismissed or
   otherwise resolved                     (19,184)    (15,113)    (16,038)
--------------------------------------------------------------------------------
    Claims pending at December 31          58,885      48,367      50,920
================================================================================
Average settlement amount per claim (1)  $  1,582    $  1,778    $  1,816
================================================================================
(1)Substantially all settlements are covered by the Company's insurance program.

On January 15, 1993, the Members were named as defendants in a class action lawsuit brought on behalf of all persons who have been occupationally exposed to asbestos-containing products of the Members and who had not yet asserted claims for such exposure (the Class) pursuant to Federal Rule of Civil Procedure 23(b)(3) in the Federal District Court for the Eastern District of Pennsylvania. At the same time, a settlement (the Settlement) between the Members and the Class was filed with the court. Under the terms of the Settlement, the Members have agreed to pay compensation to any member of the Class who has, according to objective medical criteria, physical impairment as a result of such exposure. Different levels of compensation will be paid depending on the type and degree of physical impairment. No punitive damages will be paid. The Settlement provides, among other things, for a cap on the number of claims to be processed each year through 2004 and a range of settlement values for each disease category. Settlement values are based on historical average payments by the Center for similar cases. Each Member will be responsible for its percentage share of each claim payment (no joint and several liability), such shares having been previously established. A five week hearing was held to determine the fairness of the Settlement. At the end of the hearing, the court ruled that the Settlement was fair and enjoined Class members from filing lawsuits in the tort system against the Members. The Center has been processing and settling claims filed by Class members pursuant to the Settlement since 1994. The ruling by the Eastern District Court of Pennsylvania was appealed by certain objectors. The Third Circuit Court of Appeals reversed the lower court, ruling that the Class should be decertified. The Class members and settling plaintiffs applied for a writ of certiorari to the U. S. Supreme Court which was granted. Oral arguments were heard in February 1997.

In a third-party action filed simultaneously with the class action (and in parallel Alternate Dispute Resolution proceedings), the Members have asked for a declaratory judgment against their respective insurers that such insurers cannot use the Settlement as a defense to their payment under applicable policies of insurance. The Settlement is expressly contingent upon such declaratory relief. In addition, some Members, including A. P. Green, have asked for a declaratory judgment against their insurers with whom they have not reached coverage resolutions. No decision has been rendered at this date with respect to these issues. However, in December 1996 A. P. Green and the E. J. Bartells Company (Bartells), a former subsidiary, reached a comprehensive settlement with all but one of their insurance carriers. Under the terms of that settlement agreement, the carriers have agreed to pay (subject to applicable policy limits), on behalf of the insureds, their liabilities arising out of asbestos personal injury claims. A. P. Green will maintain its coverage litigation against the non-settling carrier in the event that agreement cannot be reached with it.

Under the assumption that it receives the necessary court approvals, the Settlement has provided the Company with a basis for estimating its potential liability and related insurance recovery associated with asbestos cases. The Company has reviewed its insurance policies, historical settlement amounts, the number of pending cases and the projected number of claims to be filed pursuant to the Settlement and the Company's share of amounts to be paid thereunder. The Company has also reviewed its contractual liability for the payment of deductibles under certain insurance policies insuring Bartells against asbestos-related personal injury claims, such policies having been issued when Bartells was owned by A. P. Green. The Company has also reviewed the terms of the settlement agreement with its insurance carriers. Based upon such reviews, the Company has projected its liability for such cases and claims through 2004 to be approximately $112.0 million and $137.2 million at December 31, 1996 and 1995, respectively, with partially offsetting projected insurance reimbursements of approximately $110.4 million and $135.2 million, respectively.

While management understands the inherent uncertainty in litigation of this type and the possibility that past costs may not be indicative of future costs, management does not believe that these claims and cases will have any additional material adverse effect on the Company's financial position or results of operations. Management anticipates the Company's payments for these claims will occur over at least seven years and can be made from normal operating cash sources.

In addition to asbestos-related personal injury claims asserted against A. P. Green, a number of similar claims have been asserted against Bigelow-Liptak Corporation (now known as A. P. Green Services, Inc.), a subsidiary of the Company. These claims have been and are currently being handled by such subsidiary's insurance carriers. Except for deductible amounts or retentions provided under insurance policies, no claim for reimbursement of defense or indemnity payments has been made against the Company or such subsidiary by any such carriers.

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

Note 19: Industry and Geographic Segments

A. P. Green operates principally in two industry segments: Industrial Lime and Refractory Products and Services. Segment net sales include products sold and services rendered to unaffiliated customers. Interindustry segment sales were immaterial for the periods presented. No single customer accounted for more than 10% of consolidated annual net sales in any such period. Segment operating profit includes all costs and expenses directly related to the segment involved and a reasonable allocation of general costs and expenses which benefit more than one segment. General corporate expenses, interest income and interest expense are shown as separate line items in order to arrive at consolidated earnings before income taxes and cumulative effect of an accounting change. Corporate identifiable assets include cash and cash equivalents and those assets maintained for corporate purposes which are not directly related to the operations of either industry segment.

Industry Segments
--------------------------------------------------------------------------------
(In thousands)                               1996        1995        1994
--------------------------------------------------------------------------------
Net Sales
--------------------------------------------------------------------------------
Refractory products and services         $218,400    $212,203    $160,933
Industrial lime                            40,168      37,727      35,144
Intersegment eliminations                    (107)       (215)       (159)
--------------------------------------------------------------------------------
                                         $258,461    $249,715    $195,918
================================================================================
Operating Profit
--------------------------------------------------------------------------------
Refractory products and services         $  7,972    $ 12,565    $ 11,463
Industrial lime                             8,287       6,911       5,429
--------------------------------------------------------------------------------
                                           16,259      19,476      16,892
--------------------------------------------------------------------------------
Other charges to income
  General corporate expenses, net           7,570       7,434       6,946
  Interest expense                          3,112       3,190       1,947
  Interest income                          (1,256)     (1,513)     (1,296)
--------------------------------------------------------------------------------
                                            9,426       9,111       7,597
--------------------------------------------------------------------------------
Earnings before income taxes
  and cumulative effect of an
  accounting change                      $  6,833    $ 10,365    $  9,295
================================================================================
Identifiable Assets
--------------------------------------------------------------------------------
Refractory products and services         $284,180    $313,165    $311,514
Industrial lime                            58,514      47,698      47,995
Corporate                                  12,435      12,705      13,613
--------------------------------------------------------------------------------
                                         $355,129    $373,568    $373,122
================================================================================
Depreciation, Depletion and Amortization
--------------------------------------------------------------------------------
Refractory products and services         $  6,811    $  6,375    $  4,967
Industrial lime                             2,813       2,751       2,653
Corporate                                     958       1,048       1,105
--------------------------------------------------------------------------------
                                         $ 10,582    $ 10,174    $  8,725
================================================================================
Capital Expenditures
--------------------------------------------------------------------------------
Refractory products and services         $  9,675    $  7,597    $  2,154
Industrial lime                             2,470       2,137       3,482
Corporate                                     747         422         846
--------------------------------------------------------------------------------
                                         $ 12,892    $ 10,156    $  6,482
================================================================================
A. P. Green's principal operations are located in the United States, the United Kingdom, Canada, Mexico and the Far East. Transactions between geographic areas are accounted for on an "arm's-length" basis. Export sales to foreign, unaffiliated customers represent less than 10% of consolidated annual net sales.
--------------------------------------------------------------------------------
Geographic Segments
--------------------------------------------------------------------------------
(In thousands)                               1996        1995        1994
--------------------------------------------------------------------------------
Net Sales
--------------------------------------------------------------------------------
United States                            $226,290    $219,571    $176,869
Canada                                     23,759      24,045      17,876
United Kingdom                              9,978       9,745       7,336
Mexico                                      8,123       3,242          --
Intersegment transfers                     (9,689)     (6,888)     (6,163)
--------------------------------------------------------------------------------
                                         $258,461    $249,715    $195,918
================================================================================
Earnings (Loss) Before Income Taxes and Cumulative Effect
  of an Accounting Change
--------------------------------------------------------------------------------
United States                            $  5,883    $  8,352    $  8,389
Canada                                       (324)        999         570
United Kingdom                                607         673         336
Mexico                                        992         341          --
Far East                                     (325)         --          --
--------------------------------------------------------------------------------
                                         $  6,833    $ 10,365    $  9,295
================================================================================
Identifiable Assets
--------------------------------------------------------------------------------
United States                            $306,945    $330,285    $339,380
Canada                                     17,143      18,000      15,887
United Kingdom                              5,234       5,020       4,242
Mexico                                      6,447       5,451          --
Far East                                    6,925       2,107          --
Corporate                                  12,435      12,705      13,613
--------------------------------------------------------------------------------
                                         $355,129    $373,568    $373,122
================================================================================

Note 20: Quarterly Financial Highlights (Unaudited)

(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------
                                       First   Second    Third   Fourth
                                     Quarter  Quarter  Quarter  Quarter
--------------------------------------------------------------------------------
1996
Net sales                            $64,234  $69,538  $61,948  $62,741
Gross profit                          11,355   13,496    8,942   10,315
Net earnings                           1,731    2,837      344      435
Net earnings per common share            .22      .36      .04      .05
--------------------------------------------------------------------------------
1995
Net sales                            $61,889  $64,315  $62,652  $60,859
Gross profit                          10,438    9,959   11,188    9,821
Net earnings                           1,688    2,506    2,265    2,341
Net earnings per common share            .21      .31      .28      .29
================================================================================
Lower sales and a planned reduction of refractory finished goods inventory during the third and fourth quarters of 1996 resulted in reduced production efficiencies and declines in gross profit and net earnings. Also contributing to the decline were inventory-related adjustments resulting from changes in inventory levels.


                       INDEPENDENT AUDITORS' REPORT


THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
A. P. GREEN INDUSTRIES, INC.:

We have audited the accompanying consolidated statements of financial position of A. P. Green Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of A. P. Green's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of A. P. Green Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

As discussed in note 5 of notes to consolidated financial statements, the Company changed its method of accounting for postemployment benefits in 1994.


/s/ KPMG Peat Marwick LLP


St. Louis, Missouri
February 10, 1997

COMPARATIVE FIVE-YEAR SUMMARY
(Dollars in thousands, except per share data)
--------------------------------------------------------------------------------
For years ended December 31,     1996      1995      1994       1993      1992
--------------------------------------------------------------------------------
Operating Items
Net sales                    $258,461  $249,715  $195,918   $162,962  $168,309
Gross profit                   44,108    41,406    34,498     32,083    24,217
Earnings (loss) before
    income taxes and
    cumulative effect of
    accounting changes          6,833    10,365     9,295      9,392    (5,188)
Earnings (loss) before
  cumulative effect of
  accounting changes            5,347     8,800     6,673      6,497    (3,167)
Cumulative effect of
  accounting changes,
  net of tax                       --        --      (255)        --    (4,134)
--------------------------------------------------------------------------------
Net earnings (loss)             5,347     8,800     6,418      6,497    (7,301)

Per share data(1)
  Earnings (loss)
   before cumulative
   effect of accounting
   changes, net of tax       $    .67  $   1.09  $    .83   $    .81  $   (.40)
  Cumulative effect of
   accounting changes,
   net of tax                      --        --      (.03)        --      (.51)
--------------------------------------------------------------------------------
  Net earnings (loss)
   per common share               .67      1.09       .80        .81     ( .91)

  Dividends                       .15       .14       .12        .03        --

Other Financial Items
Working capital              $ 75,541  $ 79,823  $ 78,565   $ 55,173  $ 45,714
Current ratio                   2.7:1     2.8:1     2.6:1      3.1:1     2.9:1
Capital expenditures         $ 12,892  $ 10,156  $  6,482   $  6,149  $  3,622
Depreciation, depletion
    and amortization           10,582    10,174     8,725      7,671     7,546
Total assets                  355,129   373,568   373,122    339,314   343,412
Long-term debt                 40,109    34,384    37,023     12,160    12,284
Stockholders' equity          118,384   113,999   107,038    100,930    94,751
Debt to total
    capitalization(2)            27.2%     24.5%     25.8%      10.8%     11.6%
================================================================================
(1) All per share data has been restated to reflect the December 10, 1993 three-for-two stock split and the September 20, 1996 two-for-one stock split.

(2) Calculated as total Debt (long-term debt including current maturities) divided by total stockholders' equity plus total Debt.

Common Stock, Market Prices and Dividends

A. P. Green Industries, Inc.'s common stock is traded in the over-the-counter market, and its quotations are reported in the National Market System of the NASDAQ Stock Market under the symbol APGI. The approximate number of stockholders of record of A. P. Green's common stock at December 31, 1996 was 3,600.

The following table sets forth the high and low per share sale prices as reported in the NASDAQ Stock Market and dividends for each quarter during the last two years, adjusted for the September 20, 1996 two-for-one stock split.
--------------------------------------------------------------------------------
                              1996                                1995
--------------------------------------------------------------------------------
                                         Cash                               Cash
Quarter Ended         Sale Price     Dividend            Sale Price     Dividend
                     High     Low    Declared           High      Low   Declared
--------------------------------------------------------------------------------
March 31           $10.00   $8.25       $.035         $10.50    $9.13      $.035

June 30             10.75    8.00        .035          10.50     8.50       .035

September 30        12.00    9.81        .040          12.00     9.25       .035

December 31         11.50    9.25        .040          12.00     9.19       .035
================================================================================

32